UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 16, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission dated March 25, 2014, regarding the Manual for Participation in Ordinary and Extraordinary General Meeting (Annex 2 — Management Proposal - Attachments II and V).

Manual for Participation in Ordinary and Extraordinary General Meeting

April 25, 2014

Index

Message from Management	3

Ordinary and Extraordinary General Meeting Agenda	4

Guidance for Participation	5

Fibria’s Bylaws - General Meeting	7

Information on the matters to be examined and discussed	8

Annex 1 — Call Notice	10

Annex 2 — Management Proposal and its Annexes	13

Annex I — Capital Budget Proposal	21

Annex II — Comments of the Executive Officers (item 10 of CVM Ruling 480/2009)	23

Annex III — Information about the candidates for election as members of the Board of Directors (item 12.6 to 12.10 of the CVM Ruling 480/2009)	104

Annex IV — Information about the candidates for election as members of the Fiscal council (item 12.6 to 12.10 of the CVM Ruling 480/2009)	110

Annex V — Remuneration of members of the board of directors, executive board of officers of the company for the fiscal year of 2013 (item 13 of the CVM Ruling 480/2009)	117

Message from the management

Dear Shareholder,

Fibria Celulose S.A. (“Fibria” or the “Company”), a Company listed on the Novo Mercado of the Brazilian Stock Exchange BM&FBovespa, in line with its commitment to adopt outstanding Corporate Governance practices, prepared this Manual, whose purpose is to clearly and succinctly present important information and guidance relating to the convocation of Fibria’s Ordinary and Extraodinary General Meetings (“O/EGM” or “General Meeting”) to be held together on April 25, 2014, at 2:00 p.m., at the Company’s headquarters located at Alameda Santos, 1.357 / 6th floor, in the Eucalyptus Room, in the City of São Paulo, State of São Paulo.

Members of Fibria’s Board of Executive Officers, a representative of the Fiscal Council and a representative of the Independent Auditors responsible for auditing the Financial Statements for the year ended December 31, 2013 will be present at the General Meetings and will be able to clarify any matters included in the agenda.

We emphasize that each share issued by Fibria is entitled to one vote in the General Meetings.  As such, your participation is very important to the Company.

We hope we can count on your presence, for which we thank you in anticipation.

Sincerely,

José Luciano Duarte Penido	Marcelo Strufaldi Castelli
Chairman of the Board of Directors	Chief Executive Officer

Ordinary and Extraordinary General Meetings Agenda

At that meeting, the following matters will be submitted for the resolution of the Shareholders. More information, as well as the procedures for participating in the General Meetings, are available in this Manual, its Annexes and on the websites of Fibria and the Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br), and may also be obtained from Fibria’s Investor Relations Department.

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2013;

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2013;

(c) Resolve on the proposed capital budget for 2014;

(d) Elect the members of the Fiscal Council of the Company

(e) Set the aggregate annual remuneration to the management of the Company and the Fiscal Council members, in accordance with the limits set in article 162, § 3rd of  Law 6.404/76.

2. In the Extraordinary General Meeting:

(a) Change the structure of the Board of Directors due to the resignation of 3 members, out of which 1 is a sitting member and 2 are alternate members, in order to elect 1 sitting member of the Board of Directors and 2 alternate members, as replacement of the resigning Directors, to fulfill the remainder of the term of office, i.e., until the Ordinary General Shareholders’ Meeting that resolves on the financial statements relating to the fiscal year ending on December 31, 2014, as well as to reallocate alternate directors.

Guidance for Participation

Date, Time and Place

Fibria’s Ordinary and Extraordinary General Meetings will be held on April 25, 2013 at 2:00 p.m. at the Company’s headquarters located at Alameda Santos, 1.357 / 6th floor, Eucalyptus Room, in the City of São Paulo, State of São Paulo (see the map below).

We recommend that parties interested in participating in the General Meetings arrive 30 minutes early.

Who may participate in the General Meetings

All shareholders owning common shares issued by Fibria, or their duly appointed legal representatives or procurators, may participate in the General Meetings.

Required documentation

All those attending the General Meeting must present personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 22, 2014.

In the case of legal representatives of a shareholding entity, besides the respective identification, an authenticated copy or original of the constitutive act of the shareholder (current Bylaws, Charter or equivalent document) must also be presented, as well as the corporate documentation showing their election as a representative.

In the case of Investment Funds, besides the documents mentioned in the preceding paragraphs, an authenticated copy or original of the respective Regulation must be presented.

Documents issued outside Brazil must be notarized, legalized by a local Brazilian diplomatic office, and accompanied by a sworn translation in Portuguese.

Finally, participants in the Fungible Custody of Registered Shares of the Stock Exchanges (Custódia Fungível de Ações Nominativas das Bolsas de Valores) must present a statement issued by the custodian after April 22, 2014, containing the respective shareholding participation.

Shareholders Represented by a Procurator

Pursuant to article 126 of Law 6.404/76 (the “Brazilian Corporations Law”), shareholders may be represented in General Meetings by a procurator appointed within the last year, who is a shareholder in or administrator of Fibria,  a lawyer, or a financial institution.

Shareholders represented by procurators must deposit the respective instruments of mandate, accompanied by the representation documents mentioned in the previous item in this Manual, at Fibria’s headquarters by April 22, 2014. These documents must be sent to the attention of the Company’s Legal Department at Alameda Santos, n° 1.357, 7th floor, 01419-908, São Paulo - SP.

If the Shareholder has not deposited the power of attorney within the time period established above, its representatives or procurator may participate in the Meetings, as long as they present, by that date of the Meeting, the originals of the documents proving their powers.

Holders of ADRs (American Depositary Receipts)

Citibank N.A, the depositary for the ADRs in the United States, will send the ADR holders the documentation needed to be represented in the General Meetings. The Voting Instructions need to be received by the Depositary or broker/custodian bank prior to 10:00 A.M. (New York City time) on April 22, 2014. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (+1) 877-CITI-ADR ((+1) 877-248-4237).

Additional Clarifications

For further information access the call notice (annex 1 of this manual). Additionally, Fibria’s Department of Investor Relations is available for any additional clarification, at 55 11 2138.4565 and at ir@fibria.com.br.

Fibria’s Bylaws - General Meeting

Fibria Bylaws

Chapter V — Shareholders’ Meetings

Article 28 — The Shareholders’ Meeting called and convened pursuant to the law and Fibria’s Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15) day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 — The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 — The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 — The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in Fibria’s Bylaws, then the shareholder may attend the Meeting, provided he attends the Meeting with the originals of the documents supporting the powers granted thereto.

Paragraph 5 — Besides the matters that are within its competence as provided for in law and in Fibria’s Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 32 of Fibria’s Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

To access Fibria’s Bylaws please click here

Information on the Matters to be Examined and Discussed

As provided for in the Brazilian Corporations Law, and pursuant to the Call Notice (which is included in this Manual as Annex 1) published in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers and made available on the webpages of Fibria and Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br) as of March 25, 2014, the matters to be resolved in the General Meetings are as indicated below.

All the documents mentioned in each of the below items are available on the websites of Fibria and Brazilian Securities Commission (www.fibria.com.br/Investidores and www.cvm.gov.br), and have been published, when required by law, in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers.

In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2013;

Fibria’s Financial Statements, accompanied by the Management Report and the Opinions of the Independent Auditors PricewaterhouseCoopers Auditores Independentes and the Fiscal Council were published on January 30, 2014 in the Valor Econômico Newspaper and in the Diário Oficial do Estado de São Paulo and are available at the Company’s website (www.fibria.com.br/ir). Management discussion of the Company’s financial condition, pursuant to item 10 of the Reference Form from CVM Instruction 480/2009, are included as Annex II to the Management Proposal (Annex 2);

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2013;

For the fiscal year ended December 31, 2012, the Company recorded a loss in the amount of R$697,580,692.64 (six hundred ninety seven million, five hundred eighty thousand, six hundred ninety two Reais and sixty four cents). Consequently, the Company did not declare or pay up prepaid dividends or interest on capital during the fiscal year of 2013.

As a result of the recorded loss, there will not be a proposal for the distribution of dividends.

(c) Resolve on the proposed capital budget for 2014;

The proposed capital budget prepared by Management is included in this Manual as Annex I to the Management Proposal;

(d) Elect the members of the Fiscal Council of the Company

The information on the members of the Fiscal Council is included in this Manual as Annex IV to the Management Proposal, and was prepared as suggested in item 12.6 - 12.10 of the Reference Form of CVM Instruction 480/2009;

(e) Set the aggregate annual remuneration to the management of the Company.

The proposal relating to the annual global remuneration of the Administrators for 2014 as well as information relating to the remuneration of the Administrators prepared in accordance with item 13 of the Reference Form of CVM Instruction 480/2009 is also included in this Manual as Annex V to the Management Proposal.

In the Extraordinary General Meeting:

(a) Change the structure of the Board of Directors due to the resignation of 3 members;

The information on the members of the Board of Directors is included in this Manual as Annex III to the Management Proposal, and was prepared as suggested in item 12.6 - 12.10 of the Reference Form of CVM Instruction 480/2009;

Annex 1 — Call Notice

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE

FOR

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are hereby invited, as provided in Article 124 of Law No. 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary and Extraordinary General Shareholders’ Meeting to be jointly held in the Company’s headquarters building, at Alameda Santos, n° 1.357/6th floor, Eucalyptus Room, in the city of São Paulo, State of São Paulo, at 2:00PM, on April 25, 2014, to deliberate on the following agenda:

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements relating to the fiscal year ended on December 31, 2013, accompanied by the Report of the Independent Auditors, Report of the Fiscal Council and the Annual Report of the Statutory Audit Committee;

(b) Resolve on the allocation of the results for the fiscal year ended on December 31, 2013;

(c) Resolve on the proposed capital budget for the fiscal year of 2014;

(d) Elect the members of the Fiscal Council of the Company;

(e) Set the aggregate annual compensation for the managers and the compensation for the members of the Fiscal Council, the later in accordance with the limitation set forth in Article 162, paragraph 3 of the Brazilian Corporation Law.

2. In the Extraordinary General Meeting:

(f) Change the structure of the Board of Directors due to the resignation of 3 members, out of which 1 is a sitting member and 2 are alternate members, in order to elect 1 sitting member of the Board of Directors and 2 alternate members, as replacement of the resigning Directors, to fulfill the remainder of the term of office, i.e., until the Ordinary General Shareholders’ Meeting that resolves on the financial statements relating to the fiscal year ending on December 31, 2014, as well as to reallocate alternate directors;

General Information:

1.  The holders of the Company’s common nominal shares are invited to participate, in person or represented by an attorney-in-fact or legal representative, in the General Shareholders’ Meeting presently summoned, provided that the aforementioned shares are registered in their names with the depository financial institution responsible for keeping record of the Company’s registered shares, and/or custody agent, pursuant to the provision set forth in Article 126 of the Brazilian Corporation Law. The shareholders shall present themselves before the starting time of the Shareholders’ Meeting, as indicated in this Call Notice, bearing the following documents:

• Individual Shareholders: personal ID document with photograph (Identity Card RG, foreigner registration card RNE, CNH drivers’ license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014;

• Corporate Shareholders / Legal Entities: certified copy of the latest consolidated articles of incorporation or bylaws and of the corporate documents which grant representations powers (minutes of the election of the officers and/or power-of-attorney); personal ID document with photograph of the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014;

• Investment Funds: certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to the corporate documentation that grants powers of representation (minutes of the election of the officers and/or power-of-attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent as of April 22, 2014.

1.1. The Shareholder that will be represented by an attorney-in-fact must file the respective power-of-attorney and representation documents at the Company’s headquarters, in up to 3 (three) business days before the date set for the General Shareholders’ Meeting to occur, in accordance with Article 28,

§ 4, of the Bylaws. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, No. 1.357/7th floor, 01419-908, São Paulo - SP.

1.2. If the Shareholder has not filed the power-of-attorney or representation instruments within the timeframe set forth in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the General Shareholders’ Meeting, as long as they present, by the date of its occurrence, the original versions of the documents proving their powers.

2. The minimum percentage of voting corporate capital required for the adoption of a multiple voting process for the election of the members of the Board of Directors is of 5% (five percent) of the common shares, pursuant to CVM Ruling No. 165/91, as amended by the CVM Ruling No. 282/98. According to Article 141, paragraph 1 of the Brazilian Corporation Law, the request for the adoption of the multiple vote process shall be made by shareholders of common shares of the Company by no later than 48 (forty eight) hours before the General Shareholders’ Meeting.

3. Copies of the documents to be discussed in the General Shareholders’ Meeting, including the documents required by the CVM Ruling No. 481, issued on December 17, 2009, are available to the shareholders at the Company’s headquarters and on the Company’s webpage (www.fibria.com.br/ri), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBOVESPA’s website (www.bmfbovespa.com.br).

São Paulo, March 25, 2014.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

Annex 2 — Management Proposal and its Annexes

São Paulo, March 25, 2014

MANAGEMENT PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) is pleased to submit to its shareholders its Proposal about the matters to be discussed at the Ordinary and Extraordinary General Meeting to be held on April 25, 2014, under the terms proposed below (“Proposal”).

GENERAL CONSIDERATIONS	14

1. MANAGEMENT’S ACCOUNTS, COMPANY’S FINANCIAL STATEMENTS AND MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2013	15

2. ALLOCATION OF NET INCOME	15

3. 2014 CAPITAL BUDGET	15

4. ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS, ALTERNATE MEMBERS AND RELOCATION OF ALTERNATE MEMBERS	16

5. IMPLEMENTATION OF TEMPORARY FISCAL COUNCIL AND ELECTION OF ITS MEMBERS	19

6. COMPENSATION OF THE COMPANY’S BOARD OF DIRECTORS, BOARD OF OFFICERS AND FISCAL COUNCIL OF THE COMPANY FOR THE FISCAL YEAR 2014	19

ATTACHMENT I - CAPITAL BUDGET PROPOSAL	21

ATTACHMENT II - EXECUTIVE OFFICERS’ COMMENTS (Item 10 of CVM Instruction 480/2009)	23

ATTACHMENT III - QUALIFICATION OF THE CANDIDATES TO THE BOARD OF DIRECTORS (Items 12.6 to 12.10 of CVM Instruction 480/2009)	104

ATTACHMENT IV - QUALIFICATION OF THE CANDIDATES TO THE FISCAL COUNCIL (Items 12.6 to 12.10 of CVM Instruction 480/2009)	110

ATTACHMENT V - MANAGEMENT REMUNERATION (Item 13 of CVM Instruction 480/2009)	117

GENERAL CONSIDERATIONS

All information and documents referred to in this Proposal and set forth in articles 9, 10 and 12, of CVM Ruling 481 of December 17, 2009 (“ICVM 481/2009”), are available to the shareholders at the Company’s head office and in its website (www.fibria.com.br), in the website of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), as well as in Attachments of this Proposal.

Considering that the Company recorded loss as at December 31, 2013, the Attachment 9-1-II of ICVM 481/2009 — Allocation of Net Income for the Year, will no longer be presented, as, according to the decision of the Board of Brazilian Securities and Exchange Commission (CVM), of September 27, 2011 (Proceeding CVM RJ2010-14687), the Companies that recorded loss in the year are not required to disclose the information set forth in Attachment 9-1-II of CVM Instruction  481/09 (LETTER/CVM/SEP/N° 01/2014, item 2.4.2 a).

Attachment I refers to the Company’s Capital Budget Proposal for 2014, which, due to the loss recorded in the year ended December 31, 2013, does not provide for any earnings retention arising from own generated resources (generated from operating activities in the year) and those obtained with third parties.

Attachment II, prepared as set forth in item 10 of the Company’s Reference Form, under the terms of ICVM nº 480/2009, includes the management’s comments on the Company’s financial position and provides a global analysis of the Company’s businesses to shareholders.

Attachment III, including information on the candidates for the election of the Board of Directors’ members, was prepared as set forth in items 12.6 to 12.10 of the Company’s Reference Form, under the terms of ICVM 480/2009.

Attachment IV, including information on the candidates for the election of the Fiscal Council’s members, was prepared as set forth in items 12.6 to 12.10 of the Company’s Reference Form, as applicable to the election of the Fiscal Council’s members, under the terms of ICVM 480/2009.

Attachment V, relating to the compensation of the Company’s management, was prepared in accordance with item 13 of the Company’s Reference Form, under the terms of ICVM Instruction 480/2009. The proposed global management compensation for 2014 is referred to in item 6 of this Proposal.

1. MANAGEMENT’S ACCOUNTS, COMPANY’S FINANCIAL STATEMENTS AND MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2013

Fibria’s Financial Statements and Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors at the meeting of such board, held on January 29, 2014, and such documents were published in “Valor Econômico” newspaper and the Official Gazette of the State of São Paulo on January 30, 2014.

The Fiscal Council issued favorable opinion on January 29, 2014, and the Statutory Audit Committee issued its report on January 27, 2014, both recommending the submission of these documents to be approved at the General Meeting.

2. ALLOCATION OF NET INCOME

In the year ended December 31, 2013, the Company recorded loss in the amount of R$ 697,580,692.64 (six hundred and ninety seven million, five hundred and eighty thousand, six hundred and ninety two reais and sixty four cents). Therefore, the Company did not declare or pay advanced dividends or interest on capital in 2013.

Due to the loss recorded, the Company will not distribute dividends.

3. 2014 CAPITAL BUDGET

2014 Investment Plan, duly approved at the Board of Directors’ meeting, held on December 12, 2013, amounted to R$ 1,520 million, mainly allocated to the maintenance of the Company’s operations, distributed as follows:

Millions of R$
Maintenance	234
Expansion	37
Modernization	24
Research and Development	5
Information technology	14
Forest – Expansion	95
Forest – Renewal	1.082
Security/Environment	29

Total Capital budget	1.520

These investments will be mainly carried out with own resources (generated from the operating activities in the year) and third-party resources.

Summary Board of Sources and Uses

Sources	Millions of R$

Own resources (generated from operating activities in the year) / Third parties	1.520

TOTAL	1.520

The complete Capital Budget Proposal is available at Attachment I.

4. ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS, ALTERNATE MEMBERS AND RELOCATION OF ALTERNATE MEMBERS

Due to the resignations of Messes. José Armando de Figueiredo Campos to the position of Independent Director and Gilberto Lara Nogueira and Mário Antônio Bertoncini to the positions of Alternate Directors, the management clarifies that:

(i) pursuant to the terms of the resignation letter received, Mr. José Armando de Figueiredo Campos shall remain in office as an Independent Director until April 24, 2014, so that his resignation shall be effective as from April 25, 2014;

(ii) in respect of the vacancy of the positions of Alternate Directors, previously occupied by Messes.  Gilberto Lara Nogueira and Mário Antônio Bertoncini, such positions shall remain vacant until the abovementioned Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 25, 2014.

In view of the above, the Management proposes:

(i) the nomination of Mr. Marcos Barbosa Pinto, who is currently a member of the Company’s Financial Committee, for the position of Independent Director, previously occupied by Mr. José Armando de Figueiredo Campos;

(ii) the nomination of Mr. Armínio Fraga Neto as Alternate Director for the sitting director Mr. Marcos Barbosa Pinto;

(iii) the nomination of Mr. Sergio Augusto Malacrida Junior and the reallocation of the Alternate Directors, due to the resignations presented by Messes. Gilberto Lara Nogueira and Mário Antônio Bertoncini, as follows:

(a) Mrs. Maria Paula Soares Aranha as Alternate Director of Director José Luciano Duarte Penido, whose position is currently occupied by Mr. Paulo Henrique de Oliveira Santos;

(b) Mr. Paulo Henrique de Oliveira Santos as Alternate Director of Director Raul Calfat, whose position was occupied by Mr. Gilberto Lara Nogueira;

(c) Mr. Sérgio Augusto Malacrida Junior as Alternate Director of Director João Carvalho de Miranda, whose position was occupied by Mr. Mário Antônio Bertoncini.

Therefore, the following proposal relating to the composition of the Board of Directors shall be submitted to the next Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held on April 25, 2014:

Name	Position
José Luciano Duarte Penido	Chairman of the Board of Directors (Sitting Member)
Maria Paula Soares Aranha	Board of Directors (Alternate)
Alexandre Gonçalves Silva — independent	Board of Directors (Sitting Member)
José Écio Pereira da Costa Júnior	Board of Directors (Alternate)
Alexandre Silva D’Ambrosio	Board of Directors (Sitting Member)
Eduardo Borges de Andrade Filho	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Sitting Member)
Samuel de Paula Matos	Board of Directors (Alternate)
Eduardo Rath Fingerl	Board of Directors (Sitting Member)
Leonardo Mandelblatt de Lima Figueiredo	Board of Directors (Alternate)
João Carvalho de Miranda	Deputy Chairman of the Board of Directors (Sitting Member)
Sergio Augusto Malacrida Junior	Board of Directors (Alternate)
Julio Cesar Maciel Ramundo	Board of Directors (Sitting Member)
Laura Bedeschi Rego de Mattos	Board of Directors (Alternate)
Marcos Barbosa Pinto - independent	Board of Directors (Sitting Member)
Armínio Fraga Neto	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Sitting Member)
Paulo Henrique Oliveira Santos	Board of Directors (Alternate)

The members nominated shall comply with the term of the current members of the Board of Directors elected by the Ordinary and Extraordinary General Meeting held on April 26, 2013, and shall remain in office and comply with their current 2-year term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2015.

Additional information on the candidates of the Company’s Board of Directors is available in Attachment III.

5. IMPLEMENTATION OF TEMPORARY FISCAL COUNCIL AND ELECTION OF ITS MEMBERS

Considering that the operations of the Company’s Fiscal Council are discontinued at the Company’s Ordinary and Extraordinary General Meeting to be held on April 25, 2014, as set forth in §5, article 161, of Brazilian Corporate Law, Management proposes the new implementation of the Fiscal Council, whose operations shall be again discontinued at the Company’s Ordinary General Meeting that will approved the financial statements for the year ended December 31, 2014.

Based on the proposed implementation of the Fiscal Council above, Management proposes to the Meeting the election of the following candidates to the Fiscal Council for one-year mandates:

Name:	Position Held
Maurício Aquino Halewicz	Chairman of the Fiscal Council (Effective)
Geraldo Gianini	Fiscal Council (Alternate)
Gilsomar Maia Sebastião	Fiscal Council (Effective)
Antônio Felizardo Leocadio	Fiscal Council (Alternate)
Sérgio Mamede Rosa do Nascimento	Fiscal Council (Effective)
Carlito Silverio Ludwig	Fiscal Council (Alternate)

The candidates Maurício Aquino Halewicz and Gilsomar Maia Sebastião and their alternates Geraldo Gianini and Antônio Felizardo Leocadio were indicated by the majority shareholders of FIBRIA’s shares and candidates Sérgio Mamede Rosa do Nascimento and his alternate Carlito Silverio Ludwig were indicated by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI

Additional information on the candidates of the Company’s Fiscal Council is available in Attachment IV.

6. COMPENSATION OF THE COMPANY’S BOARD OF DIRECTORS, BOARD OF OFFICERS AND FISCAL COUNCIL OF THE COMPANY FOR THE FISCAL YEAR 2014

The global compensation of up to R$ 50,973,754.26 (fifty million, nine hundred and seventy three thousand, seven hundred and fifty four reais and twenty six cents) was proposed for approval at the General Meeting to the Company’s management, and the Board of Directors, under the terms of article 17, item III, of the Company’s Bylaws, must establish and apportion the management’s individual compensation, within proposed limit, if approved. The proposed global compensation value includes the compensation of the Company’s Board of Officers and Board of Directors, and Board of

Directors’ Supporting Committees from January to December 2014, which includes direct and indirect, fixed and variable compensation (the latter considering the maximum achievable level), as well as benefits of any nature, net of social security taxes and contributions.

Should the Fiscal Council be established for the fiscal year of 2014, the Management proposes the monthly individual remuneration for the members of the sitting members of the Fiscal Council, set to, at least, 10% (ten per cent), and at most, 20% (twenty per cent) of the remuneration that is on average granted to each Company’s Board of Officers, excluding from this calculation any charges, bonuses and the 13th salary, and observing the limit of the global remuneration. The members of the Fiscal Council shall receive 12 monthly salaries, with no benefits, representation fees or participation in the profits.

Additional information on management compensation for 2014 is included in Attachment V.

We remain at your disposal for any further clarifications you may require.

Yours sincerely,

José Luciano Duarte Penido

Chairman of Board of Directors

ATTACHMENT I - CAPITAL BUDGET PROPOSAL

To the shareholders of

FIBRIA CELULOSE S.A.

Capital Budget Proposal

As prescribed by article 196 of Law 6404/76, with the wording provided by Law 10303, of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) is pleased to provide this Capital Budget Proposal.

The 2014 Investment Plan, duly approved at the Board of Directors’ meeting, held on December 12, 2013, amounts to R$ 1,520 million, distributed as follows:

Millions of R$
Maintenance	234
Expansion	37
Modernization	24
Research and Development	5
Information technology	14
Forest – Expansion	95
Forest – Renewal	1.082
Security/Environment	29

Total Capital budget	1.520

These investments will be mainly carried out with own resources (generated from the operating activities in the year) and third-party resources.

Summary of Sources and Uses

Sources	Millions of R$

Own resources (generated from operating activities during the year)/Third party	1.520

We remain at your disposal for any further clarifications you may require.

São Paulo, January 29, 2014.

Board of Officers

ATTACHMENT II - EXECUTIVE OFFICERS’ COMMENTS (Item 10 of CVM Instruction 480/2009)

10.1 The executive officers must comment on the following:

10.1. a. General financial and equity conditions

The Executive Board’s comments on the Company’s financial and equity position, which include the global market performance overview for the years ended 2013, 2012 and 2011 and related impacts on the Company’s results, as well as the analysis of the Company’s capital management performance and the actions addressed in this management over these years.

Fiscal year of 2013

The pulp segment in 2013 was characterized by the entry of new players, and also by the closings disclosed over the period of approximately 1.1 million tons, which supported the offer balance in the industry (net increase of approximately 515 thousand tons). In relation to the demand, the shipments of eucalyptus pulp accumulated for the year increased, mainly in China and North America. The inventories of the producers of short fiber decreased beginning August, closing the year in 39 days, in line with the historical average. As a result of these events, the price of average pulp in dollar increased by 5% in relation to 2012. Concurrently, the appreciation of the US dollar over the year continued to leverage the pulp price in Brazilian reais, whose increase contributed for the highest increase of the Company’s annual Adjusted EBITDA. Due to the increase in EBITDA and receipt of the first installment relating to the sale of land, as described below, the leverage was reduced to 2.6x in US dollar.

On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. entered into the Share Purchase and Sale Agreement and Other Covenants with Parkia Participações S.A. for the disposal, by the Company and Fibria-MS, of approximately 210,000 (two hundred and ten thousand) hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo in the total amount of R$ 1,650,000,000.00 (one billion, six hundred and fifty million reais).

Such operation was concluded on December 30, 2013, through the execution, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share Purchase and Sale Agreement and Other Covenants, whereby the total area subject to the transaction was adjusted to 205,722 (two hundred and five thousand, seven hundred and twenty-two) hectares of gross land, in the total potential amount of R$ 1,650,098,704.00 (one billion, six hundred and fifty million, ninety-eight thousand and seven hundred and four reais), of which the Company received, on December 30, 2013, the amount of R$ 500,000,000 (five hundred million reais) as advance and initial payment.

On the date of this Reference Form, the outstanding balance is of R$ 20,000,000.00 (twenty million reais), that will be paid after the compliance of certain obligations and legal registrations to be made by the Company.

The Company may, still, receive an additional amount of R$ 247,514,805.60 (two hundred and forty seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty centavos), resulting in the potential aggregate amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), that is conditioned to the appreciation in the value of the land during a period of 21 years and, in case it is due, such additional amount shall be paid in three installments, in the 7th, 14th and 21st years counted as from the closing date.

On December 30, 2013, the Company entered into partnership agreements for forest and supply of standing timber, both for 24-year period. The transaction generated capital gain, net of income tax and social contribution, in the amount of R$ 527 million. There was not effective cash disbursement for the payment of these taxes due to the use of tax loss carryforwards generated in 2013.

The Company opted for the immediate payment of debts overdue up to December 31, 2012 relating to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), as prescribed by article 74 of Provisional Measure 2.158-35/01, relating to the taxation of profit or loss accrued by foreign subsidiaries. The total amount paid in cash, with reduction of 100% of fines in arrears and fines, isolated fines, interest in arrears and legal charges, totaled R$ 560 million, whose effects were recorded in the fourth quarter of 2013. Out of this amount, the Company offset R$ 168 million against tax loss carryforwards, equivalent to 30% of principal, which effective cash disbursement amounted to R$ 392 million.

The Company’s gross debt in US dollars, as at December 31, 2013, amounted to US$ 4,172, a decreased of 21% compared to 2012. Considering the receipt of the first installment for initial payment of land sales under the Share Purchase and Sale Agreement and Other Covenants (in the amount of R$ 500 million) and the cash generation from operations, the Company closed the year with cash position of R$ 1,924 million. The Net Debt/EBITDA ratio in US dollar was 2.6x and, considering the receipt of the second and third installments of the land sales in the amount of R$ 903 million, the ratio would be 2.3x in US dollars and 2.5x in Brazilian reais. The repurchase of 100% of the outstanding balance of Bond Fibria 2020 was disclosed in 2020, equivalent to US$ 690 million, and coupon of 7.5% p.a. The settlement will take place in March 2014. Also, on February 18, 2014 Fibria paid in advance the outstanding balance of a loan from September, 2009 with Finnvera (Finish fomenting agency for companies that are effectively commited to sustainability) in the amount of US$ 96.5 million (R$ 237,912).

In 2013, Fibria’s pulp production totaled 5.3 million tons, a decrease of 1% compared to the production in 2012, which resulted mainly from the lowest number of production days in 2013 and the rain in December in Aracruz Unit.

In 2013, the Company’s sales totaled 5.2 million tons (98% of annual production), a decrease of 3% compared to 2012, when the Company recorded the highest sales and inventories below 50 days. In addition, products were less available due to the reduction of volume produced. The inventories closed 2013 in 50 days.

The production cash cost in 2013 amounted to R$ 505/t, an increase of 6.7% compared to 2012, which mainly resulted from the increase in wood cost, exchange changes and increased price of inputs. By excluding the exchange effects and rain in Aracruz Unit, the increase would have been lower than inflation for the year.

Fiscal year of 2012

The Company’s profit for the year was directly impacted by the Company’s good performance in the fourth quarter of the year. The Company recorded highest volumes of production and sales, stable cash cost, generation of free cash flow and reduction of net debt to the lowest level since the Company was established. Over the year, the global macroeconomic scenario, also impacted by uncertainties, represented challenges to the pulp industry. However, the foundations remained stable with the pulp demand in emerging markets, which is the main expansion path, mainly with the new machinery of sanitary papers in China, which maintained the inventory level stable. These factors contributed for the recovery of the price of short fiver pulp, with opening balance of US$ 652/t and closing balance of US$ 776/t in 2012 (PIX/FOEX BHKP rate — Europe), an increase of 19%. The appreciation of the average US dollar in 17% in 2012 also contributed to increase the cash generation, as the Company is mainly involved with exports.

The Company overcame the production record in 2011, totaling 5.3 million tons in 2012, an increase of 2% above the prior-year production. This resulted from the production in the fourth quarter of 2012, which totaled 1.4 million tons, the highest volume produced in the quarter since the Company was established. This performance resulted from the increased operational efficiency in practically all production units, due to the improvement in several actions, including the synergies from the Company’s establishment. The greater stability of the operations, the actions undertaken for control over and reduction of costs and the lack of stoppages for maintenance of operations contributed for stable production cash cost in 2012, which amounted to R$ 473/t, compared to R$ 471/t in 2011, also considering the inflation (IPCA) of 5.8% in 2012 and the average appreciation of US dollar of 17% in cash cost portion due to the exposure to the US dollar. The pulp sales were the highest in 2012, overcoming the production level for the period. Sales totaled 5.4 million tons in 2012, an increase of 4% compared to 2011. Based on these results, inventories closed the year in 46 days.

At the end of 2012, gross debt totaled R$ 10,768 million, a decrease of 5% compared to 2011, partially absorbed by the US closing appreciation of 9% in the year. Considering the receipt of Losango’s first sales installment (R$ 470 million) in the fourth quarter of 2012, the Company’s closing cash position amounted to R$ 3,023 million, which reduced, therefore, the net debt to R$ 7,745 million, a decrease of 18% compared to 2011, the lowest level since the Company’s establishment. In 2012, the Company generated approximately R$ 2.9 billion in liquidity events through the (i) sale of non-strategic assets (land and forest assets in Bahia and sale of Losango); (ii) stock offer; and (iii) cash generation from operating activities. These events contributed for the reduction of the Net Debt/EBITDA ratio to 3.4x, compared to 4.8x at the end of 2011, confirming the Company’s best efforts to reduce the leverage and seek for investment level by the risk rating agencies.

In 2012, the Company’s pulp production totaled 5,299 thousand tons, which is the highest volume recorded since the Company’s establishment in 2009, an increase of 2% compared to 2011 (5,184 thousand tons). This resulted from the high operational efficiency of the Company’s units. Due to the higher production volume and market demand in China, the Company’s sales totaled 5.4 million tons, the highest volume since the Company’s establishment in 2009, and Europe accounted for 41% of sales volume (42% in 2011).

In 2012, the Company’s net revenue totaled R$ 6,174 million, an increase of 5% compared to 2011, and was mainly impacted by increase in sales volume (4%) and increase in net price of pulp in Brazilian reais of 7%, arising from the US dollar appreciation of 17% in the period. These effects compensated for the lack of revenues in paper business (Piracicaba Unit sold in September 2011) in the amount of R$ 324 million in 2011. Except for this effect, total net revenue in 2012 would have been 12% above 2011.

In 2012, the Company also significantly improved its strategic planning. Due to the alliance with Ensyn Corporation (Ensyn), the Company increase its forest expertise in the development of high added value alternatives that could supplement its global leadership and excellence in pulp production. Ensyn is based in the United States of America and the owner of the technology used for production of renewable liquid fuel.

Fiscal year of 2011

2011 was characterized by high volatility in Europe and by the reduction in global demand for commodities. The market pulp sector faced two different situations. In the six-month period of the year, the global demand for market pulp increased by 7.7% compared to the same period in 2010, mainly resulting from the strong demand in China that reached the highest volume of 6.3 million tons. The price of short fiber pulp - Europe (FOEX) increased and started 2011 with the price of US$ 849/t and reached US$ 874/t in June, above the average of US$ 600/t (period between 1998 and 2011). Beginning July, the European crisis and its global economic developments increased the global pulp demand and the producers’ inventories to 38 days (above average of 33 days), which resulted in successive price reductions — in December, FOEX (Europe) totaled US$ 648/t. Based on this scenario, several producers reduced the production in the fourth quarter in 2011, defining, therefore, the ceiling for price reduction. The profit margins decreased in the year due to this adverse scenario in Europe and in the United States, which effects also impacted Asia, as well as the effects from other economies.

In 2011, the Company’s pulp production totaled 5,184 thousand tons in its four production units and 93 thousand tons of paper in its former paper production unit (Piracicaba), sold in September 2011. In relation to 2010, the increase in pulp production was 3% due to productivity gains and more operating stability in the plants. This efficiency resulted in the highest annual production in Aracruz, Três Lagoas and Jacareí Units. The decrease of 19% in the paper production reflects the sale of Piracicaba Unit that concluded the Company’s strategic organization, focusing on the pulp business.

In 2011, pulp sales volume totaled 5,141 thousand tons, 5% above the volume sold in prior year, mainly due to the strong demand in Europe and North America in the first six-month period of the year and the strong market share in Asia, mainly in the second six-month period of 2011. The Company’s sales distribution by final use is mainly concentrated on the high quality sanitation papers (tissue) and special papers, accounting for 78% of total pulp volume sold. These two markets are the most resistant to economic crises and with the highest growth expectations, according to independent advisors PPPC (Pulp and Paper Products Council).

Capital Management

The Company improved its indebtness management in the last years — an effort whose results were partially reduced by the US dollar appreciation against Brazilian real, which is a merely accounting effect that contributed to increase the Company’s leverage from 2012 to 2013. The sales completion of Conpacel, KSR and Piracicaba Unit, in addition to land sales in 2013, was an important event over the last three years: the operations supported the Company’s strategic reorganization in the pulp business and contributed to improve its capital structure. The proceeds from these operations were used to reduce gross debt and reinforce liquidity. The Company, based on its financial policy, maintains good liquidity to comply with its financial operating obligations.

The Company’s management monitors the indebtness based on the consolidated financial leverage ratio (net debt divided by income before interest, sales taxes, including social contribution on net income, depreciation and amortization - “adjusted LAJIDA”). Net debt, in turn, corresponds to total loans, less cash and cash equivalents, marketable securities and fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved the Company’s new indebtness and liquidity management policy whose purpose is to establish the guidelines for financial indebtness and liquidity management in order to recover and maintain the investment level, according to the classification of the three main risk rating agencies, S&P, Moodys and Fitch. This classification will allow the Company to diversify its financing sources, have permanent access to debt market, reduce the indebtness cost and also create value to its shareholders. The policy is an integral part of the Company’s internal controls and corporate governance and supplements the Management Policy for Market Risks. The Governance, Risks and Compliance area has the discretion to control and report, independently, those indicators described herein.

The policy provides for the Net Debt/Adjusted LAJIDA (EBITDA) ratio between 2.0x and 2.5x, which may, in specific period of the investment cycle, reach temporarily the maximum ratio of 3.5x. The Company’s strategic decisions and management shall not cause this ratio to exceed 3.5x. This relation shall be calculated based on the last day of each quarter as the division of net debt at this date by EBITDA accumulated during the last four quarters. If the policy indicators comply with established limits, due to effects from delayed factors, all efforts shall be undertaken for purposes of reorganization of these factors.

The Company will maintain a minimum balance of cash and cash equivalents and marketable securities, in order to avoid that any cash flow mismatches jeopardizes its ability to pay. The minimum cash balance is defined as the sum of: (i) the minimum cash necessary to support Fibria’s operational cash conversion cycle; (ii) the minimum cash necessary to support short-term debt service. In addition, the Company may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology. Fibria’s liquidity will be mainly monitored through its 12-month cash flow. Cash flow projections shall comprise stress tests on exogenous market risk factors such as fluctuations in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

The management of financial indebtedness and liquidity will also consider the financial covenants, based on security margin so that such ratios do not exceed.

Management will give priority to loans in the same currency and/or index of its cash generation, aiming at natural hedge for its cash flow. The instruments must be compatible with the estimated debt profile. All loans must be supported by quotations and approved by the levels set forth in the Company’s Bylaws, policies and procedures in effect.

The Company’s Treasury is responsible for preparation of the contingency plan that establishes the necessary actions to resolve any event of this nature. This plan must be submitted to the Finance Committee and duly monitored by levels involved.

As at December 31, 2013, 2012 and 2011, the financial leverage ratios were broken down as follows:

(Millions of R$)	2013	2012	2011
Net debt	7,849	7,745	9,478
Adjusted EBITDA	2,796	2,253	1,981
Net Debt /Adjusted EBITDA	2.8	3.4	4.8

The leverage ratio decreased from 3.4 in 2012 to 2.8 as at December 31, 2013, mainly by virtue of the increase in cash and cash equivalents through sale of assets and reduction of gross debt level in the period by virtue of advanced settlements.

Beginning June 2012, for purposes of analysis of the financial covenants, including the financial leverage ratio, the measurement currency was the US dollar, as described in Note 23 to the financial statements for the year ended December 31, 2012. Considering that the ratios above for the year ended December 31, 2013 were measured in Brazilian reais, there is difference between this ratio and the ratio measured for purposes of analysis of covenants and financial leverage according to new assumptions adopted.

Based on this scenario, the Company is focused on several aspects, such as reduction of fixed cost, variable cost, sales expenses, Capex and improvement of working capital, as well as has focused on actions that promote additional liquidity events, such as disposal of assets in the South region of the State of Bahia, sale of Losango’s forest assets and land to Parkia, including other non-strategic assets. Accordingly, the Company’s purpose is to consolidate its capital structure, by reaching proper leverage level. The commitment with the capture of synergies resulting from acquisition of Aracruz supports all Company’s activities. Several actions were mapped in the Commercial, Logistics, Industrial, Forest, Technology, Supply and Finance areas, among others. These actions contribute to consolidate the Company’s capital.

b.             Capital structure and possibility of redemption of shares or quotas, indicating: (i) hypotheses of redemption; (ii) formula for calculation of the redemption value

The Company’s shareholders’ equity, as at December 31, 2013, totaled R$ 14,491 million, a decrease of 4.5%, or R$ 680 million, compared to the shareholders’ equity as at December 31, 2012, mainly due to the loss recorded in the year ended 2013, which totaled R$ 698 million. The Company’s shareholders’ equity, as at December 31, 2012, totaled R$ 15,171 million, an increase of 4.1%, or approximately R$ 638 million, compared to the shareholders’ equity as at December 31, 2011, mainly due to the loss recorded in the year ended 2012, which totaled R$ 698 million, and capital in the amount of R$ 1,350 million (net of issuance costs) as from the issuance of 86,000 common shares in April 2012.

On the date of this Reference Form, the Company’s capital stock, fully paid and subscribed, is represented by 553,934,646 registered common shares, with no par value, distributed as follows:

Number of shares (thousands)	12/31/2013	12/31/2012	12/31/2011
Common	553,935	553,935	467,935
Preferred	0	0	0
Total	553,935	553,935	467,935

There is no redemption event of the shares issued by the Company other than those set forth in applicable law.

As at December 31, 2013, the Company’s gross debt balance totaled R$ 9,773 million (compared to gross debt balance of R$ 10,768 million as at December 31, 2012 and R$ 11,324 million as at December 31, 2011), and cash position and marketable securities, net of derivatives, amounted to R$ 1,924 million (compared to the position of R$ 3,023 million as at December 31, 2012 and R$ 1,846 million as at December 31, 2011). As a result, net debt, as at December 31, 2013, amounted to R$ 7,849 million (compared to net debt of R$ 7,745 million as at December 31, 2012 and R$ 9,478 million as at December 31, 2011). In the year ended December 31, 2013, cash generation measured based on the Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in Section 3.2) amounted to R$ 2,796 million (compared to the EBITDA of R$ 2,253 million in 2012 and R$ 1,981 million in 2011), representing Net Debt/Adjusted EBITDA ratio of 2.8x (compared to the debt ratio of 3.4x in 2012 and 4.8x in 2011).

The leverage ratio decreased from 3.4 in 2012 to 2.8 as at December 31, 2013, mainly due to the reduction in gross debt ratio for the period resulting from advanced settlements. To illustrate this change, the total bonds repurchased in the year totaled R$ 1,851 million (US$ 897 million).

The third-party capital and total capitalization ratio (third-party capital + own capital) in December 2013 was 0.46:1, compared to the same 0.46:1 in 2012 and 0.48:1 in 2011.

10.1c. Payment capacity in relation to financial commitments assumed

According to Fibria’s executive officers, the operating cash flow, together with cash and cash equivalents, are sufficient to meet the financial commitments contracted. In relation to the financial commitments in connection with borrowings and financing in 2014, in the amount of R$ 2.972 million as at December 31, 2013, the debt will be mainly paid with the Company’s cash and cash equivalents that, as at December 31, 2013, amounted to R$ 2.340 million, corresponding to cash and cash equivalents plus investments in short-term marketable securities, not considering the fair value of derivatives, as well as refinancing of some debts, which may be settled in advance or replaced by other debts with more attractive terms and costs.

In the years ended December 31, 2011, 2012 and 2013, the Company fully complied with its financial commitments.

In addition, to support the expansion and acquisition projects, the Company may enter into long-term loans. Considering current market scenario, according to the Company’s executive officers, these credit lines will remain available. The positive factor for obtaining these credit lines is the continuous improvement of the Company’s credit quality and debt profile in relation to term and cost, in addition to the positive progress of ratings.

The rating risk agencies, Moody’s, Standard and Poors and Fitch Ratings, attributed the following risk classifications to Fibria:

Agency	Rating	Perspective	Date
Standard & Poor’s	BB	Stable	Mar-13
Fitch Ratings	BB	Yes	Feb.13
Moody’s	Ba1	Yes	Sep.13

Indebtedness Management Plan

For further information on the Company’s Indebtedness Management Plan, see item 10.1(f) of this Reference Form.

10.1. d. Sources of financing for working capital and for investments in noncurrent assets used

The Company finances its working capital, if necessary, through export credit operations under ACCs/ACEs, compror and forfaiting operations, and credit letter discounts, if applicable.

The credit lines to exports under ACCs/ACEs comprise financing provided at very competitive costs for export companies. The compror operations, in turn, meet the demands of the Company’s customers in domestic market for longer terms, and the Company does not need to increase its working capital. The forfaiting operations represent the discounts from customers’ receivables, without right of recourse by the bank.

As at December 31, 2013, the Company recorded payables in the approximate amount of (i) R$ 452 million in ACCs/ACEs (compared to R$ 655 as at December 31, 2012 and R$ 624 million as at December 31, 2011); and (ii) R$ 37 million in compror operations (compared to R$ 67 million as at December 31, 2012 and R$ 84 million as at December 31, 2011).

The most relevant investment in non-current assets comprises the plantation of forests and maintenance of the Company’s production units, which are essential for the Company’s business continuity. Such investment has been funded by own cash flow and BNDES long-term credit lines and other financing through local and foreign financial partners.

10.1e. Financing sources for working capital and investments in non-current assets to be used to cover insufficient liquidity

According to the Company’s Executive Board, the Company’s internal cash generation, together with the instruments referred to in item 10.1.d, will be sufficient to comply with its commitments. In the event of eventual mismatches of the available funds with the amounts maturing in the short term, the Company may use credit lines (revolver) already contracted or contract new credit lines with financial institutions, both for working capital and maintenance investments, and these credit lines are treated case by case.

10.1f. Indebtedness levels and the characteristics of these debts, describing: (i) significant loan and financing agreements; (ii) other long-term relations with financial institutions; (iii) level of subordination between the debts; and (iv) any restrictions imposed to the Company in regard to indebtedness limits and contracting of new debts, distribution of dividends, sale of shareholding control

Indebtedness levels

As at December 31, 2013

As at December 31, 2013, Fibria’s gross debt balance amounted to R$ 9,773 million, of which R$ 2,972 million related to short-term debts and R$ 6,801 million related to long-term debts. Out of the total gross debt, 95% was indexed to foreign currency considering the swaps.

Fibria’s cash position, considering cash and cash equivalents, marketable securities and mark-to-market of the position of current and non-current derivatives, as at December 31, 2013, amounted to R$ 1,924 million (compared to R$ 3,023 million as at December 31, 2012). As a result, the net debt, as at December 31, 2013, amounted to R$ 7,849 million (R$ 7,745 million as at December 31, 2012).

As at December 31, 2013 the average bank debt cost, in domestic currency, was 7.4% p.a. and, in foreign currency, taking into consideration the Libor forward curve, was 4.6% p.a.

As at December 31, 2012

As at December 31, 2012, Fibria’s gross debt balance amounted to R$ 10,768 million, of which R$ 1,138 million related to short-term debts and R$ 9,630 million related to long-term debts. Out of the total gross debt, 93% was indexed to foreign currency considering the swaps.

Fibria’s cash position, considering cash and cash equivalents, marketable securities and mark-to-market of the position of current and non-current derivatives, as at December 31, 2012, amounted to R$ 3,023 million (compared to R$ 1,846 million as at December 31, 2011). As a result, the net debt, as at December 31, 2012, amounted to R$ 7,745 million (R$ 9,478 million as at December 31, 2011).

As at December 31, 2012, the average bank debt cost, in domestic currency, was 7.5% p.a. and, in foreign currency, taking into consideration the Libor forward curve, was 5.2% p.a.

As at December 31, 2011

As at December 31, 2011, Fibria’s gross debt balance amounted to R$ 11,324 million, of which R$ 1,092 million related to short-term debts and R$ 10,232 million related to long-term debts. Out of the total gross debt, 92% was indexed to foreign currency considering the swaps.

Fibria’s cash position, considering cash and cash equivalents, marketable securities and mark-to-market of the position of current and non-current derivatives, as at December 31, 2011, amounted to R$ 1,846 million (compared to R$ 2,205 million as at December 31, 2010). As a result, the net debt, as at December 31, 2011, amounted to R$ 9,478 million (R$ 9,817 million as at December 31, 2010).

As at December 31, 2011, the average bank debt cost, in domestic currency, was 9.1% p.a. and, in foreign currency, taking into consideration the Libor forward curve, was 5.5% p.a.

The changes in Fibria’s debt profile resulted from the Indebtedness Management Plan, described below.

Indebtedness Management Plan

Since 2009, the Company implemented a Indebtedness Management Plan aimed at (1) improving its capital structure; (2) recovering its investment grade rating; and (3) securing financing for its growth strategy under favorable market conditions.

In 2013, as part of its Indebtedness Management Plan, the Company entered into the following transactions:

•              In June 2013, the Company paid in advance the amount of R$ 205,924, (40% of debt balance) of NCE with Banco Safra, and restated the outstanding balance and obtained the debt cost reduction of 100% of CDI rate, plus 1.85% p.a. for 100% of CDI rate, plus 0.85% p.a., maturing in 2018.

•              On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. entered into a Share Purchase and Sale Agreement and Other Covenants with Parkia Participações S.A. for the sale, by the Company and by Fibria-MS, of approximatelly 210,000 (two hundred and tem thousand) hectares of landin the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo for the total amount of R$ 1,650,000,000.00 (one billion, six hundred and fifty thousand reais).

The consummation of such transaction occured on December 30, 2013, by means of the execution, by the Company, Fibria-MS and by Parkia, of the First Amendment to the Share Purchase and Sale Agreement and Other Covenants, under which the total area subject to the transaction was adjusted to 205,722 (two hundred and Five thousand, seven hundred and twenty two) hectares of gross land, for the potential amount of R$ 1,650,098,704.00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), of which the Company received, on December 30, 2013, the amount of R$ 500,000,000 (five hundred million reais) as down payment and initial payment.

On the date of this Reference Form, the outstanding balance is of R$ 20,000,000.00 (twenty million reais), that will be paid after the compliance of certain obligations and legal registrations to be made by the Company.

The Company may, still, receive an additional amount of R$ 247,514,805.60 (two hundred and forty seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty centavos), resulting in the potential aggregate amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), that is conditioned to the appreciation in the value of the land during a period of 21 years and, in case it is due, such additional amount shall be paid in three installments, in the 7th, 14th and 21st years counted as from the closing date.

The proceeds of this sale will serve as cash injection and may be used in the future for payment in advance of debts.

•              During the year of 2013, the Company repurchased and cancelled, with its own resources, the amount of US$ 897 million (equivalent to R$ 1,851 million of Bonds “Fibria 2020” and “Fibria 2021” and “Vote IV”), which original maturity dates are in May 2020, March 2021 and May 2020, at fixed interest rates of 7.5%, 6.75% and 7.75% per year, respectively. This transaction shall provide annual savings of US$ 67 million in payment of interest.

•              In 2013, the Company repurchased and cancelled, with own resources, the amount of US$ 897 million (equivalent to R$ 1,851 million of Bonds “Fibria 2020” and “Fibria 2021” and “Vote IV”), whose original maturity dates are May 2020, March 2021 and May 2020, at fixed interest rates of 7.5%, 6.75% and 7.75% per year, respectively. This operation will represent annual savings of US$ 67 million in interest paid.

The main operations carried out by the Company in 2012 as part of its Indebtedness Management Plan were the following:

•              In April 2012, Fibria recorded R$ 1,361 million with the issuance of primary public offer of common shares. This capital was used in July 2012 to repurchase US$ 514 million of the Company’s Bond Fibria 2020 through a purchase offer. With this operation the Company will save approximately US$ 40 million per year in debt service, beginning the third quarter of 2012.

•              In June 2012, Fibria received R$ 200 million in advances for the sale of land and forest assets in the South region of the State of Bahia, in the total amount of R$ 235 million, adjusted to R$ 210 million due to the due diligence process.  Such proceeds will be used to reinforce the Company’s cash position.

•              In December 2012, Fibria received the first installment in the amount of R$ 470 million relating to the sale of land and forrest assets located in Rio Grande do Sul (“Losango”). The second installment, in the amount of R$ 140 million, was deposited in na escrow account, to be released when the applicable pending governmental approvals and other conditions precedent have been fulfilled. The proceeds obtained from this sale shall serve as cash injection and may be used in the future for payment in advance of debts.

•              In December 2012, the Company paid in advance 100% of the Bond Voto-Votorantim III portion, maturing in 2014, in the amount of US$ 45 million.

•              In 2012, the Company settled in advance the amount of US$ 200 million, relating to the bilateral Export Credit Agreement, in the amount of US$ 535 million, entered into in March 2010.

The main operations carried out in 2011 as part of the Company’s Indebtedness Management Plan were the following:

•              In March 2011, Fibria Overseas issued the aggregate principal value of US$ 750 million in Senior Notes of 6.75%, falling due in 2021. Fibria is the guarantor of 100% of the obligation according to these notes.

•              In April 2011, the Company settled in advance the amount of US$ 100 million, relating to the bilateral Export Credit Agreement, in the amount of US$ 535 million, entered into in March 2010, reducing the cost of this debt and postponing the maturity date for payment of the outstanding balance (final maturity was changed from 2013 to 2018).

•              In May 2011, the Company entered into an export prepayment agreement with 11 banks, in the amount of US$ 300 million, subject to quarterly interest at LIBOR rate + 1.80 p.a., which may be reduced to 1.60% p.a. depending on the Company’s leverage and risk classification, over eight-year period. These proceeds were partially used to settle export prepayment agreements, in the amount of R$ 186 million, and reinforce the Company’s cash position.

•              Concurrently, the Company entered into a revolving credit facility, in the total amount of US$ 500 million, with the same banks, for four-year period. If disbursed, this amount will be subject to interest at LIBOR rate + 1.5 p.a. If not used, the cost is 35% of the spread on the LIBOR rate.

•              In September 2011, the Company sold its last paper operation, the Piracicaba Unit, to Oji Paper, in the amount of US$ 313 million. This sale concluded the Company’s repositioning strategy to focus on the pulp operations and contributed to improve its capital structure.

Due to these initiatives, Fibria recorded a solid financial position in 2013. The cash and cash equivalents, together with the Company’s marketable securities, net of mark-to-market of derivative instruments, totaled R$ 1,876 million as at December 31, 2013, equivalent to 2.6x the debt and maturing in 2013. The net debt amounted to R$ 7,849 million, a decrease of 18% compared to 2011. The liquidity events in 2012, together with the Company’s operating performance, contributed for the reduction of the Net Debt/EBITDA ratio to 2.8x, compared to 3.4x at the end of 2012, confirming the Fibria’s efforts to reduce leverage and seek for investment level classified by the risk rating agencies.

Also in order to ensure cost reduction and improve debt profile, Fibria continues to focus on the indebtness reduction strategy and to seek for leverage alignment according to the limit established in the Indebtedness and Liquidity Management Policy.

Amortization of debt schedule

Material borrowing and financing agreements

The Company’s material borrowing and financing agreement have the following characteristics, as described in Note 23 to the standardized Financial Statements for the years ended 2013, 2012 and 2011.

Bank financing

			December 31,
Type/purpose	Average annual fees - % (*)	Expiration	2013	2012	2011

In foreign currency
BNDES - Basket of currencies	5.9	2022	357,129	282,472	269,261
Export credits (prepayment)	3.0	2020	2,882,783	2,721,970	2,806,054
Eurobonds - VOTO IV	7.75	2020	371,668	390,556	366,769
Eurobonds (issued by VOTO III)	4.25	2020			117,767
Eurobonds (issued by Fibria Overseas)	7.3	2021	2,992,425	4,252,404	4,771,645
Export credits (ACC)	2.3	2014	451,718	655,171	623,632
FINIMP
Leasing		2013			14,731
Development agency (Finnvera)	3.5	2018	225,454	240,278	259,949
EIB Europe Inv. Bank		2012			784

Subtotal foreign currency			7,281,177	8,542,851	9,230,592

Domestic currency
BNDES — TJLP	7.7	2023	1,439,628	1,464,800	1,504,581
FINEP/FINAME	6.0	2019	17,620	17,432	12,199
Export note (NCE)	12.1	2020	989,435	686,326	509,190
Fundo Centro-Oeste (FCO)	1.0	2017	45,237	56,546	67,855

Subtotal domestic currency			2,491,920	2,225,104	2,093,825

Total			9,773,097	10,767,955	11,324,417
		(thousands of R$)

(*) Considers swaps

In relation to the borrowing and financial agreements referred to in the table above, the most relevant agreements are as follows:

(a)                                                                               Export credits (prepayments)

In April 2013, the Company, through its subsidiary Fibria Trading International KFT entered into an Export Credit Agreement with three banks, in the amount of US$ 100 million (equivalent to R$ 201,540 on the respective date), falling due in 2018, and subject to initial interest rate of 1.63% p.a. above quarterly LIBOR rate.

In 2013, the Company, through its subsidiary Veracel entered into Advance Against Exchange Agreements (ACC), in the total amount of US$ 70 million (equivalent to R$ 156 million), falling due in June 2014, and subject to interest rate between 0.95% and 1.40% p.a.

In September 2012, the Company entered into an Advance Against Exchange Agreement (ACC), in the total amount of US$ 105 million (equivalent to R$ 213 million), falling due in September 2014, and subject to interest rate of 2.95% p.a.

In the first quarter of 2012, the Company, through its subsidiary Veracel, entered into Advance Against Exchange Agreements (ACC), in the total amount of US$ 43 million (equivalent to R$ 77 million), falling due between August 2012 and September 2013, and subject to fixed interest rate between 3.35% and 4.75% per year.

In February 2012, the Company, through its subsidiary Veracel, settled in advance five Advance Against Exchange Agreements (ACC), in the amount of US$ 14 million (equivalent to R$ 24 million), entered into in September 2011 and December 2011, whose original maturities were in March 2012.

In February 2012, the Company, through its subsidiary Veracel, entered into an Export Prepayment Agreement, in the amount of US$ 33 million (equivalent to

R$ 56,694), subject to semiannual interest at the rate of 5% p.a. above LIBOR and repayment of principal in single installment falling due in 2017.

The Company entered into Export Prepayment Agreement with Banco Bradesco, in the amount of US$ 150 million, at the rate of 0.78% above LIBOR, falling due in 2014.

The Company entered into Export Prepayment Agreement with Banco Nordea, in the amount of US$ 50 million, at the rate of 0.80% above LIBOR, falling due in 2013. The agreement was settled on the maturity date.

In June 2011, the Company entered into six Advance Against Exchange Agreements (ACC), in the total amount of US$ 125 million (equivalent to R$ 197.575), falling due in January 2013, subject to fixed interest rate, of which US$ 75 million is subject to the rate of 2.05% p.a. and US$ 50 million is subject to the rate of 2.09% p.a. The agreements were settled on the maturity date.

In May 2011, the Company entered into an Export Prepayment Agreement with 11 foreign banks, in the amount of US$ 300 million (equivalent to R$ 489 million on the respective dates), subject to quarterly interest at the rate of 1.80% p.a. above LIBOR (which may decrease to 1.60% p.a., in the event the Investment Grade is obtained), for eight-year period, and the annual prepayments amount to US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018; and US$ 150 million in 2019.

In January 2011, the Company entered into three ACC agreements (Advance Against Exchange), in the amount of US$ 50 million each, totaling US$ 150 million (equivalent to R$ 249 million on the respective dates), falling due in June 2012, subject to fixed interest rate of 2.09% p.a. In March 2012, the Company settled in advance the amount of US$ 50 million, equivalent to R$ 90,675 corresponding to one of the agreements and, in September 2012, the Company settled the other two agreements, in the amount of US$ 100 million, equivalent to R$ 90,675.

In September 2010, the Company entered into an Export Credit Agreement with 11 banks, in the amount of US$ 800 million (equivalent to R$ 1,355 million on such date), falling due in 2018, subject to initial interest rate of 2.755% p.a. above quarterly LIBOR, which may be reduced to up to 2.3%, according to the Company’s leverage reduction and rating. This credit line was used to pay in advance the debts with higher costs and less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$ 600 million (equivalent on such date to approximately R$ 993 million), with proceeds from the sale of Conpacel and Bond Fibria 2021.

In September 2010, the Company entered into a bilateral Export Credit Agreement, in the amount of US$ 250 million (equivalent on such date to R$ 424 million), falling due in 2020, subject to interest rate of 2.55% p.a. above semiannual LIBOR. This credit line was used to pay in advance the debts with higher costs and less attractive terms.

In June 2010, the Company entered into an Export Credit Agreement with nine banks, in the amount of US$ 600 million (equivalent on such date to R$ 1,081 million), falling due in 2017, subject to initial interest rate of 2.80% p.a. above quarterly LIBOR, which may be reduced to up to 2.40%, according to the Company’s leverage reduction and rating. This credit line was used to pay in advance the debts with higher costs and less attractive terms. On March 30, 2011, the Company settled in advance the total debt in the amount of US$ 600 million (equivalent on such date to R$ 999 million), with proceeds from the sale of Conpacel and Bond Fibria 2021.

In March 2010, the Company entered into a bilateral Export Credit Agreement, in the amount of US$ 535 million (equivalent on such date to R$ 956 million), subject to interest rate of 2.95% p.a. above quarterly LIBOR and falling due in 2017. This credit line was fully used to pay the debts with higher costs and less attractive terms. In April 2011, the Company settled in advance the amount of US$ 100 million (equivalent on such date to approximately R$ 161 million), reducing the debt cost and extending the payment term of the outstanding balance (from 2013 to 2018, subject to quarterly repayments). In 2012, the Company settled in advance the amount of US$ 200 million, without changing the other conditions. In 2013, the Company paid US$ 43 million. As at December 31, 2013, the outstanding principal amounted to US$ 192 million.

(b)                            Borrowing - VOTO III (Eurobonds)

In January 2004, the wholly-owned subsidiary of VPAR, Votorantim Overseas Trading Operations III (VOTO III), raised in the international market the amount of US$ 300 million (equivalent on such date to R$ 873 million), for ten-year period, subject to annual rate of 4.25%. The Company received 15% of total funds raised, i.e., US$ 45 million equivalent on such date to R$ 131 million. In December 2012, the Company settled in advance 100% of the operation with the creditors.

(c)                                 Borrowing - VOTO IV (Eurobonds)

In June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), jointly-controlled subsidiary of Votorantim Participações, raised in the international market the amount of US$ 400 million (equivalent on such date to R$ 955 million), falling due on June 24, 2020, subject to annual rate of 8.50%. The Company received 50% of total funds raised, i.e., US$ 200 million equivalent on such date to R$ 477 million. In 2013, the Company paid in advance the amount of US$ 42 million (equivalent on such date to R$ 93,034). This operation generated an expense in the amount of R$ 13,496, recorded in profit or loss, represented by R$ 12,341 relating to the premium paid and R$ 1,155 relating to the proportional payment of the transaction cost from the repurchase of this Bond.

(d)                                Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (Eurobonds)

During the year of 2013, the Company repurchased and cancelled, with own resources, the amount of US$ 855 million (equivalent to R$ 1,758,155) of Bonds “Fibria 2020” and “Fibria 2021” raised in May 2010, March 2011 and June 2005, whose original maturities are in May 2020 and March 2021, subject to fixed interest rates at 7.5% and 6.75% p.a., respectively. This operation generated an expense in the amount of R$ 336,799, recorded in profit or loss, represented by R$ 224,195, relating to the premium paid to the holders of such bonds that adhered to the offer, and R$ 112,604, relating to the proportional repayment of the transaction cost from the exchange of these Bonds.

The outstanding balance of Bond “Fibria 2020”, in the amount of R$ 1,616 million, is recorded in current liabilities due to the Company’s decision of advanced repurchase, as described in Note 38.

In July 2012, the Company paid in advance, with own resources, through the public offering of shares, the amount of US$ 514 million (equivalent to R$ 1,044,698) relating to the repurchase of Eurobond “Fibria 2020” raised in May 2010, whose original maturity is May 2020, subject to fixed interest rate of 7.5% p.a. This operation generated an expense in the amount of R$ 150,917, recorded in profit or loss (Note 31), represented by R$ 62,158, relating to the premium paid to the holders of such bonds that adhered to the offer, and R$ 88,759, relating to the proportional repayment of the transaction cost from the issuance of this Eurobond.

In March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised in the international market the amount of US$ 750 million (“Fibria 2021”, equivalent on such date to approximately R$ 1,241 million), falling due in 2021, and repurchase option beginning 2016, subject to semiannual interest and rate of 6.75% p.a.

In May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd. raised in the international market the amount of US$ 750 million (“Fibria 2020”, equivalent to approximately R$ 1,340 million), falling due in 2020, and repurchase option beginning 2015, subject to semiannual interest and rate of 7.50% p.a.

In October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd. raised in the international market the amount of US$ 1 billion (“Fibria 2019”, equivalent to R$ 1,744 million), falling due in 2019, subject to semiannual interest and rate of 9.25% p.a. In May 2010, the Company disclosed the exchange offer of Fibria 2019, through the reopening of Fibria 2020, in order to adjust the yield curve and improve the paper liquidity, in addition to ensure the flexibility of the covenants to the Company’s new condition. The adhesion to the exchange offer was of 94%.

(e)                                 BNDES

BNDES has been an important source of debt financing for the Company’s capital expenditures. In 2013, the Company entered into four agreements using the credit line of R$ 1.7 billion defined in 2011, in the amounts of R$ 499.3 million (forest project financing), R$ 49.9 million (industrial investment financing), R$ 30.7 million (project financing in technological innovation); and R$ 167.8 million (financing for forest recovery of preservation areas). In relation to these agreements, in 2013, disbursements totaled R$ 267,427, accounting for 36%. As at December 31, 2013, taking into consideration the agreements in effect since 2005, the outstanding balance of Fibria’s loans with BNDES amounted to R$ 1,797 billion, of which R$ 1,440 billion was indexed to the Long-term Interest Rate (TJLP) and R$ 357 million to the Basket of Currency. As at December 31, 2013, TJLP was 5.0% p.a.

As of December 31, 2013, BNDES accounted for approximately 18.4% of the Company’s financial debt, and it will be an important source of financing in the future.

As of December 31, 2013, the Company consolidated proportionally the accounting balances of Veracel Celulose’s loans and financing, represented by agreements entered into with BNDES. The total principal amounts to R$ 82,614, repayable between 2014 and 2021, subject to interest varying between TJLP + 1.8% to 3.3% p.a. and UMBNDES + 1.8% p.a.

In the first semester of 2009, the new financing, in the amount of R$ 673,294, was approved, subject to interest varying between TJLP plus 0% to 4.41% and UMBNDES + 2.21% p.a., falling due in July 2017. Out of this financing, 93% of the amount was disbursed to the Company and the outstanding balance will not be used. UMBNDES is the index that considers the exchange fluctuation of the basket of currencies, mainly US dollar.

In the second semester of 2008, the new financing with BNDES, in the amount of R$ 540,000, was approved, subject to TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a., falling due in April 2015. Out of this financing, 62% of the amount was disbursed to the Company and the outstanding balance will not be used.

In October 2007, the Company entered into a Credit Agreement with BNDES in the total amount of R$ 21,701, subject to TJLP + 1.8% and UMBNDES + 1.3% p.a. The principal was settled in July 2012.

In November 2006, the Company also entered into a Credit Agreement with BNDES in the amount of R$ 596 million, out of which 99% of the amount was released as at December 31, 2013, subject to TJLP varying between 0% and 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a., repayable between 2009 and 2016.

In 2005, the Company entered into three agreements with BNDES in December, August and May. In relation to the agreement entered into in December, the total disbursements amounted to R$ 139,284, repayable between 2007 and 2016, subject to interest varying between TJLP + zero to 4.5% p.a. and UMBNDES + 2.0% to 3.0% p.a. In relation to the agreement entered into in August, the total disbursements amounted to R$ 55,222, a portion subject to TJLP plus 3.5% to 4.5%, and a portion subject to UMBNDES plus 3% p.a. This agreement matures in 2015. In relation to the agreement entered into in May, the total disbursements amounted to R$ 99,109, a portion subject to TJLP plus 4.5%p.a., and a portion subject to UMBNDES plus 4.5% p.a. The principal matures in 2015.

Such financing is mainly guaranteed by the pulp plants located in the units of Jacareí — SP, Aracruz - ES and Três Lagoas — MS.

(f)                                  Obligations for finance lease

In December 2009, the Company renegotiated the terms and outstanding amount of its finance lease with Banco Société Générale, originally contracted in 2008 for acquisition of forest machinery and equipment. This agreement matures in 2013.

In June 2012, the Company settled 100% of the lease operations relating to the acquisition of forest machinery and equipment.

(g)           Export Credit Note (NCE), Rural Credit Note (NCR) and other

In June 2013, the Company entered into an Export Credit Note, in the amount of R$ 497,745, falling due in 2018, subject to interest of 105.85% of CDI rate. This operation is also subject to currency swap between Brazilian real and US dollar and change from floating rate to fixed rate, subject to final interest of 4.16% p.a., plus exchange rate changes.

In September 2012, the Company entered into an Export Credit Note, in the amount of R$ 172,899, subject to semiannual interest at 100% of CDI rate and repayment of principal in four annual installments beginning 2017.

In September 2010, the Company entered into an Export Credit Note, in the amount of R$ 428 million, falling due in 2018, subject to interest at 100% of CDI rate plus 1.85% p.a. In June 2013, the Company paid in advance the amount of R$ 205,924 (40% of debt balance) and changed the outstanding balance to obtain a reduction in the debt cost to 100% of CDI rate plus 0.85% p.a. This operation is also subject to currency swap between Brazilian real and US dollar and change from floating rate to fixed rate, subject to final interest of 5,45% p.a., plus exchange rate changes.

(h)           Export Credit (Finnvera)

In September 2009, the Company entered into a loan agreement, in the amount of € 125 million of euros, with Finnvera (Finnish development agency directed to companies provenly committed with sustainability), whose total term is 8.5 years and the interest is subject to semiannual LIBOR + 3.325% p.a.

(i)            Borrowing Constitutional Fund for Financing the Brazilian Mid-West (FCO)

In December 2009, the Company raised R$ 73 million with Banco do Brasil, through its subsidiary Fibria-MS, falling due in December 2017, subject to six-month grace period, with principal and interest payable on a monthly basis at the rate of 8.5% p.a.

f.II.         Other long-term relationships with financial institutions

Except for the relationships set forth in the agreements described above, the Company does not have other long-term relationships with financial institutions at significant amounts.

f.III Subordination level between debts

Fibria has guarantees set forth in the Loan Agreements entered into with Constitutional Fund for Financing the Brazilian Mid-West (FCO), Study and Project Financing Agency (FINEP) and portion of the agreements entered into BNDES.

The most relevant assets provided in guarantee to some agreements entered into with BNDES are the Três Lagoas (MS), Jacareí (SP) and Aracruz (ES) plants. The net carrying amount of these assets is R$ 6,966 million (as at December 31, 2012 — R$ 7,954 million), which is sufficient to cover the respective loans. A portion of the agreements entered into BNDES is pledged by bank guarantee letter.

The ACE Agreements and the Export Prepayments are guaranteed by export receivables, in volume corresponding to the next payment of interest and principal.

The Company clarifies, in response to Ofício/CVM/SEP/GEA-2/Nº092/2014, that during the last three fiscal years, there is no subordination between the debts of the Company, provided that certain debts were contracted with collateral and therefore are preferred over the other debts of the Company in case of bankruptcy to the extent of the collateral contracted.

f.iv. Eventual restrictions imposed on the Company, especially, in relation to limits of indebtedness and hiring of new debts, to the distribution of dividends, to the disposal of assets, to the issuance of new securities and to the disposal of corporate control

Some of the Company’s and its subsidiaries’ financing agreements have provisions that determine maximum levels of indebtedness and leverage, as well as minimum levels for compliance with outstanding interest.

Required covenants

On June 6, 2012, Fibria concluded the renegotiation of the financial covenants of its debts, which have been calculated on the basis of the consolidated financial data converted into US dollar and changing the net debt index over adjusted EBITDA to 4.5 times from June 2012. The measurement in US dollar mitigates any exchange rate effects resulting from rate variation.

A substantial portion of the debt of the Company is denominated in US dollar and due to the result of devaluation of Real against US dollar, the impact was significant in the indebtedness level when measured in Real. According to the criterion adopted above, the devaluation of the value of net debt at the end of the period would increase when measured in Real. With the new criterion adopted for converting EBITDA from Real to US dollar at the average exchange rate of each quarter, the impact of the devaluation of Real is mitigated.

The following table shows the level of debt of the covenants:

December, 2012 and after

Debt service coverage (i)	Higher than 1,00
Level of debt	Less than 4,50

(i)            For the calculation of the debt service coverage index, defined as (i) adjusted EBITDA according to the practices adopted in Brazil and adjusted (for the last four corporate quarters) converted into US dollar added to cash, cash equivalents, marketable securities converted into US dollar on the day of closing in relation to (ii) debt which should be due during the four consecutive corporate quarters plus financial expenses paid during the four previous corporate quarters converted into US dollar.

(ii)         The index Level of debt, defined as (i) consolidated net debt converted into US dollar at the closing rate in relation to (ii) adjusted EBITDA (for the last four corporate quarters converted into US dollar).

The covenants agreed in the agreements made with banks have been complied with by the Company on December 31, 2013, and the debt service coverage index totaled 1.4 (2.3 without considering the reclassification of noncurrent liabilities from repurchase of Bond Fibria 2020) and the index level of debt, measured in US dollars, totaled 2.6.

These agreements include as main default events:

•             nonpayment, in a timely manner, of the principal or interest due;

•             inaccuracy of any statement, warranty or certification given;

•             cross-default and cross-default judgment, subject to a minimum value of US$ 50 million;

•             subject to certain recovery periods in the event of violation of obligations provided in agreements;

•             occurrence of certain events of bankruptcy or insolvency of the Company, of its main subsidiaries or that of Veracel Celulose S.A.

10.1g. Limits for the borrowings contracted

In April 2013, the Company obtained a bilateral stand by facility, in the amount of R$ 300 million with availability period of five years and biannual cost of CDI plus 1.50% p.a. when used. In the period of non-use, the Company shall pay quarterly the equivalent to 0.50% p.a. The Company has not used the credits yet.

In May 2011, the Company, through its international subsidiary Fibria Trading International Kft. has obtained a revolving credit facility with 11 foreign banks, in the total amount of US$ 500 million with availability period of four years and cost paid quarterly of LIBOR three months increased by 1.55% p.a. when used. In the period of non-use, the Company shall pay 35% of the agreed margin. This credit facility has not been used yet.

There are still some refunds releases in financing already contracted with BNDES, which are pending performance, physical or financial proof by the Company. The percentages used of these contracted financing are described in the letter “e” of item 10.1.f.l of this form.

10.1. h. Significant changes in each item of the financial statements

The following tables present the consolidated values of balance sheets and statements of income of the fiscal years ended on December 31, 2013, 2012 and 2011, prepared according to the international accounting standards (IFRS).

Asset (Thousands of R$)	2013	AV	AH	2012	AV	AH	2011
		(%)	(%)		(%)	(%)
Current
Cash and cash equivalents	1.271.752	5	35	943.856	3	147	381.915
Marketable securities	1.068.182	4	(55)	2.351.986	8	40	1.677.926
Derivative financial instruments	22.537	0	23	18.344	0	(42)	31.638
Accounts receivable from costmers	382.087	1	(49)	754.768	3	(20)	945.362
Accounts receivable from the sale of lands and improvements	902.584	3	100		0	0
Inventories	1.265.730	5	7	1.183.142	4	0	1.178.707
Recoverable taxes	201.052	1	(4)	209.462	1	(36)	327.787
Assets held for sale	589.849	2	0	589.849	2	(8)	644.166
Other assets	103.228	0	(47)	194.526	1	80	108.062

	5.807.001	22	(7)	6.245.933	22	18	5.295.563

Non current
Marketable securities	48.183	0	100		0	0
Derivative financial instruments	71.017	0	168	26.475	0	(39)	43.446
Related parties	7.142	0	14	6.245	0	14	5.469
Recoverable taxes	743.883	3	13	657.830	2	(3)	677.232
Advances to suppliers	726.064	3	(2)	740.310	3	(3)	760.611
Judicial deposits	197.506	1	25	157.567	1	15	137.060
Deferred taxes	968.116	4	10	879.606	3	(12)	995.368
Other assets	252.135	1	46	172.612	1	82	95.060
Investments	46.922	0	15	40.674	0	442	7.506
Biological assets	3.423.434	13	3	3.325.604	12	2	3.264.210
Fixed	9.824.504	37	(12)	11.174.561	40	(6)	11.841.247
Intangible assets	4.634.265	17	(2)	4.717.163	17	(2)	4.809.448

	20.943.171	78	(4)	21.898.647	78	(3)	22.636.657

Total assets	26.750.172	100	(5)	28.144.580	100	1	27.932.220

Liabilities and shareholders’ equity (Thousands of R$)	2013	AV	AH	2012	AV	AH	2011
		(%)	(%)		(%)	(%)
Current
Loans and financing	2.972.361	11	161	1.138.005	4	4	1.092.108
Derivative financial instruments	106.793	0	97	54.252	0	(67)	163.534
Accounts payable to suppliers	586.541	2	35	435.939	2	17	373.692
Salaries and social charges	129.386	0	0	128.782	0	(4)	134.024
Taxes and contributions payable	55.819	0	35	41.368	0	(23)	53.463
Liabilities relating to assets held for sale	470.000	2	0	470.000	2	100
Dividends payable	2.374	0	14	2.076	0	37	1.520
Other accounts payable	125.081	0	(39)	204.833	1	44	142.367

	4.448.355	17	80	2.475.255	9	26	1.960.708

Non current
Loans and financing	6.800.736	25	(29)	9.629.950	34	(6)	10.232.309
Derivative financial instruments	451.087	2	71	263.646	1	110	125.437
Taxes and contributions payable	159	0	(100)	77.665	0	2	76.510
Deferred taxes	235.896	1	3	227.923	1	(69)	739.878
Provision for judicial demands	128.838	0	23	104.813	0	3	101.594
Other accounts payable	193.847	1	(0)	194.521	1	19	163.096

	7.810.563	29	(26)	10.498.518	37	(8)	11.438.824

Total liabilities	12.258.918	46	(6)	12.973.773	46	(3)	13.399.532

Shareholders’ equity
Capital stock	9.729.006	36	0	9.729.006	35	16	8.379.397
Capital reserve	2.688	0	0	2.688	0	0	2.688
Treasury shares	(10.346)	(0)	0	(10.346)	(0)	0	(10.346)
Equity valuation adjustment	1.614.270	6	1	1.596.666	6	(1)	1.611.837
Profit reserves	3.109.281	12	(19)	3.815.584	14	(16)	4.520.290

Shareholders’ equity attributed to shareholders	14.444.899	54	(5)	15.133.598	54	4	14.503.866

Non-controlling interests	46.355	0	25	37.209	0	29	28.822

Total shareholders’ equity	14.491.254	54	(4)	15.170.807	54	4	14.532.688

Total liabilities and shareholders’ equity	26.750.172	100	(5)	28.144.580	100	1	27.932.220

Income statement (Thousands of R$)	2013	AV	AH	2012	AV	AH	2011
		(%)	(%)		(%)	(%)
Continuing operations
Revenue	6.917.406	100	12	6.174.373	100	5	5.854.300
Costs of sold products	(5.382.688)	(78)	3	(5.237.258)	(85)	2	(5.124.269)

Gross profit	1.534.718	22	64	937.115	15	28	730.031

Selling expenses	(347.538)	(5)	17	(298.052)	(5)	1	(294.928)
Administrative expenses	(300.131)	(4)	5	(286.002)	(5)	(8)	(310.425)
Results of the equity accounting		0	(100)	(592)	(0)	43	(414)
Other operating net revenues	823.398	12	133	354.026	6	40	253.395

	175.729	3	(176)	(230.620)	(4)	(35)	(352.372)

Results before the revenues and financial expenses	1.710.447	25	142	706.495	11	87	377.659

Financial revenues	110.723	2	(34)	167.646	3	(23)	217.000
Financial expenses	(1.016.526)	(15)	8	(944.405)	(15)	8	(873.005)
Results from derivative financial instruments	(215.313)	(3)	17	(184.465)	(3)	(33)	(276.877)
Monetary and exchange variations, net	(932.907)	(13)	27	(735.001)	(12)	(21)	(935.789)

	(2.054.023)	(30)	21	(1.696.225)	(27)	(9)	(1.868.671)

Results before income tax and social contribution over loss	(343.576)	(5)	(65)	(989.730)	(16)	(34)	(1.491.012)

Income tax and social contribution
Current	(619.606)	(9)	1.369	(42.167)	(1)	(162)	67.835
Deferred	265.600	4	(20)	333.927	5	6	314.408

Loss from continuing operations for the year	(697.582)	(10)	(0)	(697.970)	(11)	(37)	(1.108.769)

Discontinued Operations
Net profit from discontinued operations for the year	0	0	0	0	0	(100)	240.655

Net profit (loss) for the year	(697.582)	(10)	(0)	(697.970)	(11)	(20)	(868.114)

Attributable
Company’s Shareholders	(706.422)	(10)	0	(704.706)	(11)	(37)	(1.113.277)
Company’s Shareholders — discontinued operations	0	0	0	0	0	(100)	240.655
Non-controlling shareholders	8.840	0	31	6.736	0	49	4.508

Loss for the year	(697.582)	(10)	(0)	(697.970)	(11)	(20)	(868.114)

Profit (loss) basic and diluted per continuing operations shares — in reais	(1,28)	(0)	(4)	(1,34)	(0)	(44)	(2,38)

Profit basic and diluted per continuing operations shares — in reais	0,00	0	0	0,00	0	(100)	0,51

Comments on noticeably material changes in the comparison between consolidated balance sheets from the years 2013 and 2012

Assets

The Company’s consolidated total assets decreased 5% in 2013, equivalent to R$ 1,394,408 thousand, which may be mainly explained by the variations in the headings commented below, considering the amounts classified in current and noncurrent assets:

Cash and cash equivalents and marketable securities

The balance of cash and cash equivalents and marketable securities presented a decrease of R$ 907,725 thousand mainly due to (i) the payment of debts (principal and interest) and repurchases of bond-related securities in 2013, in the amount of R$ 1,851 million and, (ii) receipt of the first installment of the sale of land made at the end of the year 2013 to Parkia, in the amount of R$ 500 million, among other.

Accounts receivable from costmers

The balance of accounts receivable from costmers decreased 49%, equivalent to R$ 372,681 thousand. The variation is related to the External Market derived from forfaiting operations with impact of R$ 1,332 million in December 2013, against R$ 684 million in 2012. The variation in volume, price and quotation of the US dollar helped to minimize the impact of the forfaiting in the reduction of the balance. In relation to the average period of receipt, the Company had a reduction of 12 days, from 36 days in December 2012 to 24 days in December 2013, due to better negotiations in discounts and in the forfaiting operations.

Accounts receivable from the sale of lands and improvements

As mentioned in item 10.1(a) of this Reference Form, the balance of R$ 902,584 thousand refers to outstanding balance receivable by the Company in connection with the sale of land to Parkia, concluded in December 2013. On the date of this Reference Form, the outstanding balance is of R$ 20,000,000.00 (twenty million reais), which will be received after the compliance with certain obligations and legal requirements to be fulfilled by the Company. The Company may, still, receive an additional amount of R$ 247,514,805.60 (two hundred and forty seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty centavos), resulting in the potential aggregate amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), that is conditioned to the appreciation in the value of the land during a period of 21 years and, in case it is due, such additional amount shall be paid in three installments, in the 7th, 14th and 21st years counted as from the closing date.

Recoverable taxes

The balance of recoverable taxes increased 9%, equivalent to R$ 77,643 thousand, mainly due to (i) the increase of ICMS credits and recoverable IPI, in the amount of R$ 101 million and (ii) the increase of IRPJ and CSLL paid in advance, in the amount of R$ 38 million, partially offset by the increase in the provision for ICMS credit losses, in the amount of R$ 79 million.

Deferred taxes

The net balance of deferred taxes (tax asset less tax liability) increased R$ 80,537 thousand, as a result of the effect of the foreign exchange variation on loans, financing and foreign currency-transactions, in the amount of R$ 175 million and derivative financial instruments, in the amount of R$ 65 million and, of the reduction of deferred taxes on tax losses and social contribution tax loss carryforwards due to the use of part of the balance for abatement in the value paid in the adhesion to the REFIS.

Fixed and biological assets

The balance of fixed assets recorded a reduction of 12%, equivalent to R$ 1,350,057 thousand, derived from: (i) depreciation of the base of assets in the amount of R$ 813 million; (ii) write-offs in the amount of R$ 892 million, mainly impacted by the write-off of land and improvements resulting from the sale to Parkia concluded in December 2013 and, (iii) additions in investment in Modernization of fixed assets and development of projects, which totaled R$ 330 million.

The balance of biological assets recorded an increase of 3%, equivalent to R$ 97,830 thousand, due to the following: (i) cuts made in the period, in the amount of R$ 863 million; (ii) additions derived from planting and refurbishment, of R$ 860 million and, (iv) positive variation in the evaluation of fair value at the end of the reporting period, in the amount of R$ 102 million.

Liabilities

Total consolidated liabilities of Fibria presented reduction of 6% in 2013, equivalent to R$ 714,855 thousand, mainly due to the variations in the headings commented below, considering the amounts classified in current and noncurrent liabilities:

Loans and financing(short and long term)

The balance of loans and financing recorded a reduction of R$ 994,858 thousand in the year, mainly due to the following: (i) loans and financing in the amount of R$ 1,279 million; (ii) appropriation of interest in the amount of R$ 576 million; (iii) recognition of a net expense of foreign exchange variation of R$ 927 million; (iv) payment of interest and principal of the debt in the amount of R$ 3,922 million and, (v) proportional amortization of the funding cost of debts (Bonds and others), in the amount of R$ 114 million.

Suppliers

The balance of suppliers increased 35%, equivalent to R$ 150,602 thousand, mainly due to forfaiting operations conducted by the operation in conjunction with Veracel and with the Company’s subsidiary Fibria International Trade over the year and due to the increase in the acquisition of imputs and contracting of services.

Taxes and fees payable

The balance of Taxes and fees payable recorded a reduction of 53%, equivalent to R$ 63,055, mainly due to the reversal of the balance of Refis/PAES, in the amount of R$ 66 million, due to the fact that there are no more outstanding debits related to the installment payment program.

Shareholders’ equity

The balance of shareholders’ equity decreased 4%, equivalent to R$ 679,553 thousand, in the fiscal year of 2013 when compared to 2012, and the changes in the shareholders’ equity during the year are related, mainly, to (i) the incorporation of loss for the year, in the amount of R$ 706,303 thousand and, (ii) the effect of items recorded under “Other comprehensive results”, in the amount of R$ 17,604, in connection with actuarial gains and losses from post-employment benefit and, from foreign exchange variation on investments classified as available for sale.

Comments on noticeably material changes in the comparison between consolidated balance sheets from the fiscal years 2012 and 2011

Assets

The Company’s consolidated total assets recorded slight increase of 1% in 2012, or R$ 204,546 thousand, mainly due to the variations in the headings commented below, considering the amounts classified in current and noncurrent assets:

Cash and cash equivalents and marketable securities

The balance of cash and cash equivalents increased R$ 1,236,001 thousand mainly due to the receipt for the sale of land of the Losango Project in the amount of R$ 470 million, sale of land located in the south of Bahia of R$ 200 million and receipt of taxes of R$ 149 million, among other.

Accounts receivable from costmers

The balance of accounts receivable from costmers recorded a reduction of 20% or R$ 190,594 thousand. The variation is related to the External Market derived from forfaiting operations with impact in December 2012 of R$ 684 million against R$ 307 million in December 2011. The variation in volume, price and quotation of the US dollar helped to minimize the impact of the forfaiting in the reduction of the balance. In relation to the average period of receipt, the Company had a reduction of 17 days, from 53 days in December 2011 to 36 days in December 2012, due to better negotiations in discounts and in the forfaiting operations.

Recoverable taxes

The balance of recoverable taxes decreased 36%, or R$ 118,325 thousand, due to (i) the receipt of PIS/COFINS credits in cash, in the amount of R$ 142 million; (ii) the offset of the balance against administrative taxes by RFB, of R$ 148 million, which were partially offset by the increase in the acquisition of imputs/materiais with right to the credit according to the legislation in force and non-taxation of export operations, in the amount of R$ 143 million.

Deferred taxes

The net balance of deferred taxes (tax asset less tax liability) increased R$ 388.379 thousand, mainly due to do effect of the foreign exchange variation sobre os loans, financing and foreign currency-transactions, in the amount of R$ 434 million and, due to the recognition of provision for loss on the fiscal use of the goodwill not amortized on accounting basis, in the amount of R$ 89 million.

Fixed and biological assets

The balance of fixed assets recorded a reduction of 6%, or R$ 666,686 thousand, due to the following: (i) depreciation of the base of assets which totaled R$ 814 million; (ii) write-offs in the amount of R$ 91 million and, (iii) additions in investment in modernization of fixed assets and development of projects, which totaled R$ 239 million.

The balance of biological assets recorded an increase of 2%, or R$ 61,394 thousand, due to the following: (i) cuts made in the period, in the amount of R$ 861 million; (ii) write-offs in the amount of R$ 110 million; (iii) additions derived from planting and refurbishment, of R$ 753 million and, (iv) positive variation in the evaluation of fair value at the end of the reporting period, in the amount of R$ 280 million.

Liabilities

Total consolidated liabilities of Fibria presented reduction of 3% in 2012, or R$ 448,744 thousand, mainly due to the variations in the headings commented below, considering the amounts classified in current and noncurrent liabilities:

Loans and financing(short and long term)

The balance of loans and financing recorded a reduction of R$ 556,462 thousand in the year, mainly due to the following: (i) loans and financing in the amount of R$ 864 million; (ii) appropriation of interest in the amount of R$ 682 million; (iii) recognition of a net expense of foreign exchange variation of R$ 804 million; (iv) payment of interest and principal of the debt in the amount of R$ 3,062 million and (v) proportional amortization of the funding cost on the partial repurchase of “Fibria 2020” Eurobonds, in the amount of R$ 89 million.

Suppliers

The balance of suppliers increased 17%, or R$ 62,247 thousand, due to the forfaiting operations conducted by the subsidiaries Veracel and Fibria Trading International, in the amount of R$ R$ 61 million.

Advances received from assets held for sale.

The balance of the account, of R$ 470,000 thousand, refers to the value received by the Company on December 28, 2012, as advance of the first installment of the purchase and sale obligation of the assets related to Losango Project, signed with CMPC Celulose Riograndense S.A.

Deferred taxes

The comments on deferred tax liabilities have been made previously in the section Comments on the principal variations in assets.

Shareholders’ equity

The balance of shareholders’ equity recorded an increase of 4%, or R$ 653,290 thousand, in the fiscal year of 2012 compared to 2011, and the changes in the shareholders’ equity during the year are related, mainly, to (i) the incorporation of loss for the year, in the amount of R$ 704,706 thousand and (ii) capital increase in the amount of R$ 1,349,609 thousand (net of the cost of issuance of shares, in the amount of R$ 11,771 thousand) through the primary public offering of shares held in April 2012, with the issuance of 86 million new common shares without par value.

Comments on noticeably material changes in the comparison between consolidated statements of income from the fiscal years 2013 and 2012

Net revenues

The Company’s net operating income totaled R$ 6,917,406 thousand in 2013, 12% higher than in 2012, which totaled R$ 6,174,373 thousand. This increase is mainly due to the average price of pulp in reais, 16% higher, as a result of the appreciation of the average exchange of 11% in the period, and the increase of the average price of pulp in US dollars of 5%.

The pulp sales volume in the year of 2013 reached 5.2 million tons, 3% lower than the volume sold in the prior year (equivalent to 5.4 million) due to the need to bring pulp inventories to normalized levels in 2013, and the lower number of days in that year. Sales to the Toilet Paper segment represented 53% of total sales in 2013, followed by 30% to the Print and Write segment and 17% to the Special Papers segment. Europe remained as the principal destination of sales representing 39%, followed by North America, with 28%, Asia, with 24% and Brazil/others, with 9%.

Exports of pulp accounted for 92.6% of net revenue from sales of pulp and 91.4% of pulp sales volume in 2013, against 91.7% and 90.1%, respectively, in 2012.

Discounts are frequently granted to our costmers located in Europe and North America, and amounted to R$ 1,005 million in 2013, against R$ 895 million in 2012, an increase consistent with the increase of revenues in 2013 (12%).

Cost of sold products

The cost of product sold totaled R$ 5,382,688 thousand, an increase of R$ 145,430 thousand (equivalent to 3%) compared to 2012. The following factors contributed to this result: (i) the increase of production cash cost and (ii) the exchange effect on logistic costs.

The production cash cost in the year was of R$ 505/t, 6.7% higher than the cash cost in 2012, mostly due to the higher cost of wood, exchange effect and higher costs with imputs. Inflation rate in the year 2013 was 5.9% (IPCA) and appreciation of the US dollar against the real reached 11%, and around 15% of the cash cost is linked to the US dollar. If we exclude the exchange effect of R$ 7/t and the nonrecurring impact of rains at Aracruz Unit of R$ 2/t, the increase of annual cash cost would be 4.6%, thus, lower than the inflation rate for the period.

Gross profit

The combined profit result from the increase of net revenues and the increase of Cost of sold products generated an increase of 64%, amounting to R$ 1,534,718 thousand in 2013 against R$ 937,115 thousand in 2012. The gross margin increased to 22% in 2013 against 15% in 2012.

Selling expenses

Selling expenses amounted to R$ 347,538 thousand, which represents an increase of 17% compared to the previous year (R$ 298,052 thousand). The increase is explained, mainly, by higher expenses with terminals and 11% appreciation of the average US dollar rate against the real. It is worth stressing that the ratio between selling expenses and net revenue remained stable (equivalent to 5%) when compared to the previous year.

Administrative expenses

Administrative expenses amounted to R$ 300,131 thousand, an increase of 5% compared to 2012 (R$ 286,002 thousand). This result is due to higher costs with charges, indemnities and advisory services. These factors compensated the positive effect of the benefit from the tax relief of payroll announced by the Government, effective for the years 2013 and 2014.

Other operational revenues (expenses), net

In 2013, this heading amounted to R$ 823,398 thousand, 133% higher than in 2012 mainly due to (i) the recognition of capital gain from the sale of land to Parkia, in the amount of R$ 799 million; (ii) the variation in the fair value recognized in 2013 compared to 2012, which was lower by R$ 196 million (the value in 2013 corresponded to R$ 102 million, whereas in 2012 it amounted to R$ 298 million) and, (iii) recognition of losses on write-off and disposal of fixed assets of R$ 221 million in 2013, against a gain of R$ 64 million in 2012.

Net income

Net income totaled a net expense of R$ 2,054,023 thousand, against an expense of R$ 1,696,225 thousand in 2012, representing an increase of 21%.

This difference was due to: (i) the effect of the foreign exchange variation resulting from the appreciation of the US dollar closing rate of 15% in 2013,

higher than the appreciation of 9% in 2012, on the total indebtedness linked to the US dollar of the Company, which, due to its exporter nature, maintains large part of its debt denominated in US dollar; and (ii) the higher expense with financial charges from repurchase of debt securities (Bonds) in 2013 (R$ 350 million in 2013 against R$ 151 million in 2012), which volume for repurchase of primary debt was R$ 1.9 billion, against R$ 1 billion in 2012.

Income tax and social contribution

The income tax and social contribution rate in Brazil was 34% in 2013 and 2012.

The effective rate applied was 103%, reflecting an expense of R$ 619,606 thousand and a deferred tax benefit of R$ 265,600 thousand in 2013, whereas the effective rate in 2013 was 29.5%, resulting in an expense of R$ 42,167 thousand and a deferred tax benefit of R$ 333,927 thousand.

The main reason for the difference between the nominal and effective rate during the year ended in 2013 was the recognition of R$ 560 million of IRPJ and CSLL expense with the Company’s adhesion to the REFIS introduced by Provisional Measure 627/13, in regard to income earned by subsidiaries abroad. On the adhesion date (November 27, 2013), the amount of R$ 168,136 thousand was paid using credits from tax loss and social contribution tax loss carryforwards and R$ 392,317 thousand was paid through cash disbursement by the Company.

The cash disbursement for payment of income tax and social contribution in the year totaled R$ 423,325 thousand in 2013, against R$ 14,712 thousand in 2012.

Net income attributed to non-controlling shareholders

Net income attributed to non-controlling shareholders amounted to R$ 8,840 thousand in 2013 and R$ 6,736 thousand in 2012.

Loss for the year

In view of the foregoing, loss for the year 2013 totaled R$ 697,582 thousand, against a loss of R$ 697,970 thousand in 2012. Loss for the year represented 10% of revenue in 2013 compared to 11% in 2012.

Comments on noticeably material changes in the comparison between consolidated statements of income from the years 2012 and 2011

Net revenues

Net revenues from sales increased 5%, R$ 6,174,373 thousand in 2012 against R$ 5,854,300 thousand in 2011, due to the increase of 4% in the sales volume and the higher net price of pulp in reais (7%), which results from the appreciation of the US dollar of 17% in the period. These effects compensated the absence of revenue from the paper business (Piracicaba Unit sold in September 2011) of R$ 324 million in 2011. Excluding this effect, total net revenue in 2012 would be 12% higher than in 2011.

The volume of pulp sold in 2012 increased 4.2%, 5,357 million tons in 2012 against 5,141 million tons in 2011, mainly due to the strong performance of Asia in 2012, which increased 11% in the sales volume in the period under analysis, from 1,171 million tons in 2011 to 1,300 million tons in 2012.

The distribution of sales by final use is concentrated mainly in the market of high-quality toilet and special papers, representing 76% of the volume sold. These two markets are the most resilient to the economic crisis and have the highest expectations of growth according to the Pulp and Paper Products Conuncil (PPPC) projections.

Exports of pulp represented 91.7% of net revenue from sales of pulp and 90.1% of volume of pulp sold in 2012, against 91.1% and 90.1%, respectively, in 2011.

In 2012, 41% of sales volume was destined to Europe, 25% to North America and 24% to Asia, compared to 42%, 25% and 23% respectively in 2011. Discounts are frequently granted to our costmers located in Europe and North America, and amounted to R$ 895 million in 2012, against R$ 761 million in 2011, increase consistent with the increase of revenues in 2012.

Cost of sold products

Cost of sold products increased 2% being R$ 5,237,258 thousand in 2012 compared to R$ 5,124,269 thousand in 2011, substancially a result of (1) increase of 4.2% on volume of sale of pulp and, (2) average appreciation of the US dollar against the real, of 17%. These effects were partially offset by the absence of selling cost related to the business paper, due to the sale of Piracicaba Unit in September 2011.

In 2012, our pulp production cash cost was R$ 473 per ton, 0.4% higher than in 2011, in the amount of R$ 471 per ton, mainly as result of (1) average appreciation of the US dollar against the real, of 17% and (2) increase of prices of raw materials, in a period in which inflation was 5.8% (IPCA).

Gross profit

The combined profit result from the increase of net revenues and the increase of Cost of sold products generated an increase of 28%, amounting to R$ 937,115 thousand in 2012 against R$ 730,031 thousand in 2011. The gross margin increased 15% in 2012 against 12% in 2011.

Selling expenses

Selling expenses remained virtually stable in the year, recording an increase of 1% in the period, from R$ 294,928 thousand in 2011 to R$ 298,052 thousand in 2012, as a result of the combination of the following: (i) increase of 4.2% in sales volume and appreciation of 17% of the US dollar against the real, which contributed for an increase of commercial expenses of R$ 20 million, which was virtually offset by the reversal of R$ 3 million of allowance for doubtful accounts and by the write-off of R$ 11 million of accounts receivable from costmers considered noncollectible in the year. As percentage of net revenue, selling expenses reduced from 5% in 2011 to 4.8% in 2012.

Administrative expenses

Administrative expenses reduced 8% in 2012 when compared to 2011, from R$ 310,425 thousand to R$ 286,002 thousand in such period. This result is due to expenses with indemnities and charges occurred during 2011, as part of the organizational restructuring process, as well as reductions of third-party services and travels, made in 2012.

Equity accounting results

The equity accounting results were an expense of R$ 592 thousand in 2012, against an expense of R$ 414 thousand in 2011, as a result of the Company’s interest in the affiliate Bahia Products de Madeira.

Other operational revenues (expenses), net

In 2012, this heading amounted to R$ 354,026 thousand, 40% higher than in 2011 mainly due to the higher recognition by R$ 152 million as fair value of biological assets in the year (R$ 298 million in 2012 against R$ 146 million in 2011) and the recognition of revenue of R$ 93 million relating to IPI Credit-Premium, partially offset by the sale of Piracicaba Unit in 2011 (for the value of R$ 176 million).

Net income

In 2012, total net financial expenses amounted to R$ 1,696,225 thousand against R$ 1,868,671, representing a reduction of 27% in the year, mainly as result of the following variations:

(i) Financial revenues: reduction of 23% in the year, from R$ 217,000 thousand in 2011 to R$ 167,646 thousand, due to the lower average result on investments held in marketable securities in view of the decrease in the compensation rate (CDI), which was 11.60% in 2011 against 8.4% in 2012.

(ii) Financial expenses: increase of 8% in 2012, from R$ 873,005 thousand to R$ 944,405 thousand, due to (a) an increase of 3.3% in interest on loans and financing; (b) expenses of R$ 150 million related to costs for repurchase of Eurobond “Fibria 2020”; (c) reduction of R$ 12 million of commission costs on loans and (d) absence in 2012 of appropriation of interest related to acquisition of shares of Aracruz.

(iii) Exchange and monetary variations: expenses with foreign exchange variation in the year were R$ 735 million, against R$ 936 million in 2011. This reduction is related to the reduction of total debt denominated in US dollar (as part of the Company’s strategic planning of reduction of total indebtedness). In addition to average appreciation of the US dollar in the year of 9% against devaluation of 13% in 2011.

Income tax and social contribution

The income tax and social contribution rate in Brazil was 34% in 2012 and 2011. The effective rate applied was 29.5%, reflecting an expense of R$ 42,167 thousand and a deferred benefit of R$ 333,927 thousand in 2012, whereas the effective rate of 2011 was 25.6%, resulting in a current benefit of R$ 67,835 thousand and a deferred tax benefit of R$ 314,408 thousand.

The main reason for the difference between the nominal and effective tax rate during the year ended in 2012 and 2011 was the recognition of the provision for loss of tax credits abroad recognized in 2011, in the amount of R$ 200,711 million. The cash disbursement for payment of income tax and social contribution in the year totaled R$ 14,712 thousand against R$ 4,151 thousand in 2011.

Profit from discontinued operations

The variation observed is related to the discontinuance of Conpacel and KSR operations in 2011, while in 2012, no such situation occurred.

Net profit attributed to non-controlling shareholders

Net profit attributed to non-controlling shareholders was of R$ 6,736 thousand in 2012 and R$ 4,508 thousand in 2011.

Loss for the year

In view of the foregoing, the loss for the fiscal year totaled R$ 697,970 thousand, against a loss of R$ 868,114 thousand in 2011, which represents a drop of 20% in the period. As percentage of revenue, the loss represented -11% in 2012 against -15% in 2011.

10.2 — Operational and net income

a.                                      The Company’s results of operations, in special: i) description of any significant item of revenue; and ii) factors that significantly affected the results of operations

We present below the comments of the Company’s Executive Board corresponding to the analysis of important items of revenue and factors that have materially affected or may affect the Company’s results. In the sections 10.2(b) and 10.2(c), in conjunction, are commented the variations and/or impacts of items, such as prices of pulp, exchange rates, inflation, interest rate and seasonality.

The Company’ operating results were affected by the disposal of pulp and paper components during the period of three years ended on December 31, 2011 (Guaíba, Conpacel, KSR and Piracicaba). In addition, the results of operations for the years ended on December 31, 2013, 2012 and 2011 were influenced and the results of operations will continue to be influenced by many factors, including:

•                  the expansion or reduction of the global production capacity of the products sold by the Company and at the growth rate of the global economy;

•                  price fluctuations of products in the international market, which are precified in or use as reference the US dollar and which could affect the Company’s net revenue;

•                  at the growth rate of the Brazilian GDP, which affects the internal demand for the Company’s products and, consequently, the sales volume in the internal market;

•                  at the productivity rate, which significantly affects the production costs of the Company’s products and which may lead to the impairment of assets;

•                  the Company’s operational results in which the Company holds or held minority or egalitarian interest, such as Conpacel and Veracel, and a part of this is or was consolidated in the Company’s operational results, as required by IFRS;

•                  exchange variations of the Real/US dollar, including depreciation of the Real against the US dollar by 11% in 2013, 9% in 2012 and 13% in 2011, which affect (1) the amounts expressed in Reais of net revenue, selling cost and other operations, and other costs that are determined or linked to the US dollar and (2) the net financial expense of the Company, as result of liabilities denominated in US dollar, which require the payment of principal and interest in US dollar;

•                  the level of debt and fluctuation of the basic interest rate in Brazil, mainly LIBOR rate, which affects the cost of payment of interest of the Company’s debts with rates denominated in US dollar with fluctuating rate, and fluctuations of the DI rate, which affects the cost of payment of interest of debts with rates denominated in Real with fluctuating rate;

•                  inflation rate in Brazil, which was 5.9% in 2013, 5.8% in 2012 and 6.5% in 2011, as measured by the IPCA, and the effects of inflation (or deflation) on the Company’s operating costs in Reais and its debt denominated in Reais which is indexed to inflation or contains interest with rates that are partially adjusted for inflation; and

•                  changes in accounting policies and in Law No. 6.404/76, introduced by Law No. 11.638/07 and new pronouncements and international accounting standards.

The table below shows the source of the Company’s relevant revenues in the last three years by type of final product:

	Fiscal year ended on December 31,
	2013	2012	2011
Pulp
Volumes (in thousands of tons)
Internal	447	531	508
External	4.750	4.826	4.633
Total	5.197	5.357	5.141

Net revenues (in millions of R$)
Internal	504	509	486
External	6.342	5.598	4.981
Subtotal	6.846	6.107	5.467
Port services	72	68	63
Total	6.918	6.175	5.530

Average price (in R$ per ton)	1.317	1.140	1.063

Paper:
Volumes (in thousands of tons)
Internal	—	—	88
External	—	—	12
Total	—	—	100

Net revenues (in millions of R$)(1)
Internal	—	—	296
External	—	—	28
Subtotal	—	—	324

Average price (in R$ per ton)	—	—	3.230

Combined
Volumes (in thousands of tons)
Internal	447	531	596
External	4.750	4.826	4.645
Total	5.197	5.357	5.241

Net revenues (in millions of R$)
Internal	504	509	782
External	6.342	5.598	5.009
Services	72	68	63
Total	6.918	6.175	5.854

(1) In 2012 and 2013, there was no revenue related to the item Paper in view of the sale, by the Company, of paper production activities in 2011.

b.                                      Revenues variations attributable to price modifications, exchange rates, inflation, changes in volume and introduction of new products and services

This item is informed together with item 10.2. c).

c. Inflation, variation in the main inputs and products prices, exchange and interest rate impact over the Company’s operating and net income

We present below the comments of the Company’s Executive Board in regard to the analysis of the impacts of items such as prices of pulp, exchange rates, inflation, interest rate and seasonality.

Impact of Pulp Prices Variation

The international pulp prices have varied significantly, and the Company believes they will continue varying in view of events in the global economy, such as the increase in demand for pulp in China. Significant increases in prices of the Company’ s products and, consequently, in the prices that the Company can charge, probably should increase the net revenue of the Company and its operating results to the extent that the Company can maintain its operating margins and the increase of prices does not reduce the sales volume. On the other hand, significant reductions in international prices of the Company’ s products and, consequently, in the prices that the Company can charge for its products, should probably decrease the net revenue and result of the Company’s operations if the Company fails to increase its operating margins and if the reduction of prices does not increase the sales volume.

World pulp prices are cyclical due to the fact that the demand for paper significantly depends on the general conditions of the global economy and for the production capacity fits the demand slowly. In the last 3 years, the average price of BEKP in North America, Europe and Asia varied from US$ 871, US$ 821 and US$ 703 per ton in 2011 to US$ 831, US$ 777 and US$ 668 in 2012. For the year ended on December 31, 2013, the average price of BEKP in North America, Europe and Asia was US$ 863, US$ 811 and US$ 706 per ton, respectively.

The Company has long-term relationships with substantially all their purchasers of pulp in the local and external market. Such agreements generally provide that the price of the market pulp should be the price that the Company announces monthly. Such prices may vary according to the region where the customers of the Company are located. The prices agreed on long-term agreements are generally consistent with the prices of other sales in the same region and follow the BEKP price list announced by the largest global producers of pulp.

Impact of Exchange Rate Variation

The financial condition and results of the Company’s operations have been, and will continue to be, affected by the rate of inflation and the exchange rate of Real against the US dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (devaluation) of Real against the US dollar, foreign average exchange and at the end of the periods set out below:

	2013		2012		2011		2010		2009		2008
Inflation (IPCA)	5,9%		5,8%		6,5%		5,9%		4,2%		5,9%
Real’s Appreciation (devaluation) x. US Dollar	11%		8,9%		(11,2)%		4,5%		34,2%		(24,2)%
Quotation at the end of one year period - U.S.$ 1,00	R$	2,34	R$	2,04	R$	1,88	R$	1,66	R$	1,74	R$	2,34
Average exchange rate (daily weighted)(1) - U.S.$ 1,00	R$	2,16	R$	1,95	R$	1,67	R$	1,76	R$	1,99	R$	1,83

(1)         The daily average exchange rate is the sum of the closing rate on each business day divided by the number of business days in the period.

The results of the Company’s operations and its financial condition has been, and will continue to be, affected by the rate of appreciation or devaluation of Real against the US dollar, considering that:

•                  an important part of the Company’s revenues are denominated in US dollars;

•                  an important part of the Company’s costs are denominated in Brazilian Reais;

•                  some operational expenses, such as raw materials costs and certain other expenses are denominated in or indexed in US dollar;

•                  a significant part of the debts of the Company is denominated in US dollars and, therefore, the respective payments of principal and interest must be made in US dollars.

Most of the pulp sales of the Company are made on the international market at prices denominated in US dollars. In general, the Company tries to fix prices in the local market that take into consideration the international prices of pulp and the variations of Real/US dollar exchange rate. Thus, although most of the revenues of the Company in the domestic market are denominated in Reais, virtually all products are sold at prices that are based on the international market, which are denominated in US dollars.

When Real suffers devaluation against US dollar, assuming that the international price of the Company’s products remains the same, the net revenues from sales of the Company coming from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the sales volume in the market place. On the other hand, when Real suffers appreciation against US dollar, assuming that the prices in US dollars remain stable, our net sales revenues decrease and generally decreasing the value of the domestic prices in Reais, which can generate increase in sales volume in the local market. In periods of high volatility of Real x US dollar, in general there is an interval between the time when we can increase or decrease our prices in Reais to the Brazilian purchasers. This mismatch decrease when the Real x US dollar exchange rate is less volatile.

The consolidated indebtedness in US dollars accounted for 95% of the Company’s indebtedness on December 31, 2013 (including currency swap). Thus, when Real suffers appreciation against the US dollar:

•                  the costs of interest of the debts of the Company denominated in US dollars decreases in Reais, and such decrease affects positively the result of the Company’s operations in Reais;

•                  the value of debts denominated in US dollars decreases in Reais, and the total debt value of the Company decreases in Reais;

•                  the net financial expenses tend to decrease as a result of gains on foreign exchange variation included in the Company’s results.

The depreciation of Real against the US dollar has an opposite effect.

Exports, which enable the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s indebtedness denominated in US dollars; however these items do not correspond fully. Accordingly, the Company often hires derivative instruments to mitigate the effects of exchange rate variation on its indebtedness. A significant part of the Company’s indebtedness is connected and is paid mainly with funds arising from exports. Debts denominated in US dollars in general are available at lower cost when compared to other sources of funds. The Company generally pledges part of its export receivables as security for its obligations, usually to cover the next installments of principal and interest. These agreements also contain financial indices which must be observed by the Company, among other obligations.

Impact of Level of Debt and the Interest Rate Variation

On December 31, 2013, the consolidated indebtedness of the Company was R$ 9,773 million. The level of indebtness of the Company results in significant financial expenses that are reflected in our income statements. Financial Results consist of expenses with payment of interest, foreign exchange variation Real x US dollar and other assets and liabilities denominated in foreign currencies, gains and losses with derivatives and other items described in Note 32 to the financial statements for the year ended on December 31, 2013. In 2013, the Company’s net financial expense totaled R$ 2,054 million, composed mainly of R$ 1,017 million interest of loans and financing and R$ 933 million of losses with foreign exchange variation on debts and other assets and liabilities. In 2012, the Company recorded a total net financial expense of R$ 1,696 million, which consisted mainly of R$ 944 million interest on loans and financing and R$ 735 million losses with foreign exchange variation on debts and other assets and liabilities.

S&P, Moody’s and Fitch maintains a rating of the Company and certain debts of the Company. Any lowering of rating score in the future may result in the increase of interest rates and other financial expenses related to loans and debt instruments and may adversely affect the ability of the Company to obtain financing on satisfactory terms and on the amounts needed.

Impact of Seasonality

The standard of seasonality in the pulp market has historically been related to the paper production cycle. The world paper production typically increases at the end of the summer holidays in the Northern hemisphere, as well as during the Christmas and New Year’s holidays. However, in view of some specific factors, including closing and opening new paper production plants, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonality trend found in the past can be altered in the future. Item 7.3(d) presents a greater detailing of seasonality related issues.

10.3 — Events with material effects, occurred and expected, in the financial statements

a) operating segment introduction or disposal

During fiscal years 2013, 2012 and 2011, the Company approved and completed the sale of certain cash generating units (UGC) and assets, as shown in the following table:

Assets	Ranking.	Date of accounting provision and reclassification	Date of consummation of the sale

CONPACEL	Assets held for sale and discontinued operations	December 2010	January 2011

KSR	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba, [—].	Assets held for sale	June 2011	September 2011

(*) On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) executed the final purchase and sale undertaking of these assets for the total value of R$ 615 million, and the effectiveness of the sale should occur when obtaining applicable governmental approvals, as described in Note 1(d)(ii) of the financial statements of 2012.

Sale of cash generating units - CONPACEL, KSR and Piracicaba

On December 21, 2010 the Board of directors approved the disposal of the assets of its cash generating units named Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, constituted of a pulp and paper plant with production capacity of 650 thousand and 390 thousand tons/year of pulp and paper, respectively, a Forest base of approximately 71 thousand hectares of forest plantations, about 30 thousand hectares of conservation area and a unit of paper distribution, consisting of a network of 19 branches in several states of the Country and a Distribution Center in the State of São Paulo.

On January 31, 2011 and February 28, 2011, the Company completed the disposal of the equity components of CONPACEL and KSR, respectively, at the understood and agreed price of R$ 1.5 billion upon signature by the Company and by Suzano Papel e Celulose S.A. of the agreement for the purchase and sale of Establishment and Other Covenants and upon payment of the price by Suzano Papel e Celulose S.A. to the Company.

On September 29, 2011, the Company completed the disposal of the equity components of the cash generating unit named Piracicaba, consisting of a special paper plant located in the municipality of Piracicaba, State of São Paulo, with annual capacity of more than 160 thousand tones, Oji Paper CO., thousand tons, to Oji Paper CO., LTD. (“Oji”) for the fixed and agreed price of US$ 313 million, equivalent to R$ 567,375 thousand, on that date. The operationalization of this sale occurred upon the assignment of the net assets of this unit to the subsidiary Piracicaba Indústria de Papéis Especiais e Participações Ltda. and subsequent sale of the shares held to Oji.

The disposal of these cash generating units completed the concentration strategy of Company’s activities in the pulp business, as well as contributed to the reduction of indebtedness, so that resources arising from purchases referred to above were primarily used by the Company for liquidation of financial obligations.

Discontinued operations results - CONPACEL and KSR

(Thousands of R$)	2011	2010

Net revenue	65.640	766.218
Products’ cost	(41.648)	(590.405)
Gross profit	23.992	175.813

Commercial and Administrative Expenses*	(13.575)	(62.987)
Net income	(106)	71
Capital gain	357.196	—
Other revenues and operational expenses.	(2.878)	—

Profit before income tax and social contribution on net profit	364.629	112.897

Income tax and social contribution	(123.974)	(38.385)

Net profit from discontinued operations	240.655	74.512

Cash flows from discontinued operations - CONPACEL and KSR

(Thousands of R$)	2011	2010

From operations	36.886	294.624
Used in investment activities	1.558.768	(78.492)
Used in financing activities (*)	(1.595.654)	(216.132)

(*)                                As the Consortium and the unit KSR operate with centralized cash of KSR Fibria, the financing activities represent the transfer to Fibria of cash flow generated in operation, net of investments carried out during the period.

Assets and liabilities from CONPACEL and KSR on December 31, 2010 (end of the fiscal year in which the cash generating units were available for sale)

CONPACEL

(Thousands of R$)

Asset

Current
Inventories	41.373
Other assets	4.164

45.537
Noncurrent
Biological assets	160.765
Fixed asset	406.448
Intangible assets	475.413
Other assets	7.864

1.050.490

Total assets	1.096.027

Liabilities

Current
Loans and financing	22.420
Suppliers	14.637
Other liabilities	13.403

50.460

Noncurrent liabilities
Loans and financing	15.311
Other liabilities	5.266

20.577

Total liabilities	71.037

KSR

Asset

Current
Accounts receivable	52.324
Inventories	34.210
Other accounts receivable	4.043

90.577

Noncurrent
Recoverable taxes	2.885
Fixed asset	5.626
Other assets	1.034

9.545

Total assets	100.122

Liabilities

Current
Suppliers	18.942
Salaries and charges	1.379
Other liabilities	4.568

24.889

Total liabilities	24.889

Remaining obligations of the disposed units

As a result of disposals of assets CONPACEL, KSR and Piracicaba, the Company undertook certain undertakings of indemnification for loss and/or contingencies, if they occur, as provided for in the respective purchase and sale agreements, which also determine applicable limits, periods and procedures.

10.3. b. Equity interest constitution, acquisition or disposal

On October 02, 2012, the Company has informed, by means of material fact, the execution of strategic alliance with Ensyn Corporation (“Ensyn”), a private company merged in Delaware, USA. This alliance includes the purchase of shareholder’s interest in Ensyn at the value of US$ 20 million and the establishment of a Joint Venture with equal shareholder’s interest to be merged in Delaware for future investment in the production of liquid and chemical fuels from biomass in Brazil. This Joint Venture was not incorporated.

The investment of US$ 20 million, by the Company, in Ensyn granted to the Company a shareholder’s interest of approximately 6% of the total Capital stock of Ensyn and granted to the Company a seat on Ensyn Board of Shareholders. The Company also started to have the option to perform additional contribution of US$ 10 million in Ensyn capital, and can, therefore, come to increase its shareholder’s interest to approximately 9%.

10. 3. c. Unusual events or operations

Losango Project

On June 30, 2011, the Company announced the intention to dispose of the assets related to the Losango Project, which includes approximately 100 thousand hectares of own areas and about 39 thousand hectares of eucalyptus plantations in own areas and in areas leased to third parties, located in the state of Rio Grande do Sul.

On September 10, 2012, an agreement for purchase and sale of all assets of Losango Project was executed at the maximum price of R$ 615 million and, on December 28, 2012 the Company and CMPC Celulose Riograndense S.A.  (“CMPC”) executed a purchase and sale obligation of these assets at the total value of R$ 615 million, so that the Company received as a down payment on the execution date, the first instalment in the amount of R$ 470 million and the second installment in the amount of R$ 140 million was deposited in escrow account, which should be released after the other applicable governmental approvals and other conditions precedent. The final installment of R$ 5 million will be paid at the time of the effective transfer of existing land lease agreements related to the asset and after the applicable governmental approvals. The agreement defines the period of 48 months for the required additional regulatory approvals, with the possibility of additional extension according to the decision of the CMPC over 48 months. If approvals were not obtained, the value of R$ 470 million should be repaid to CMPC with correction of interest and the deposit in escrow account will be redeemed thereby. The Company recorded the advance on the first installment in liabilities in the heading “Liabilities related to assets held for sale”.

The completion of the sale depends on obtaining such additional approvals and then the Administration concluded that these assets must remain classified as assets held for sale on December 31, 2013. The book value of this net collection was compared to its fair value minus the expenses necessary for the sale and there was no need for record of loss for impairment. These assets did not generate results in 2013.

On December 31, 2013, 2012 and 2011, the assets of the project can be summarized as follows:

	2013	2012	2011
Noncurrent
Biological assets	284.217	284.217	269.918
Fixed asset — substantially lands	305.632	305.632	341.784
Other assets			32.464

Total assets	589.849	589.849	644.166

Losango Project has no operations.

Forest assets and lands located in South of Bahia

On March 8, 2012, in line with the efforts to adapt the leverage of the Company, the Administration accepted the binding offer of Fundo Florestas do Brasil (“Fundo”), through its subsidiary Caravels Forest S.A., for the sale of certain forest assets and land located in the South of Bahia. These assets make up about 16,152 thousand hectares of effective planting of eucalyptus for sawmill and pulp, with average annual production of 660 thousand m3 of wood.

On June 29, 2012, the Company executed the agreement for disposal of these assets at the value of R$ 200 million, which was received on the execution date of such agreement. On December 7, 2012, the parties executed the term of acceptance taking knowledge of the completion of the inspection of land and forestry assets related to these lands.

The transaction generated a capital gain for the Company in the amount of R$ 19,551, net of taxes, in the fiscal year of 2012, as shown in Note 36(b) to the financial statements of 2013.

Capital gain

We submit below the capital gain earned in the years ended on December 31, 2012 and 2011, resulting from disposal of these UGCs and assets:

	2012	2011
	Assets in south of Bahia	Conpacel and KSR (i)	Piracicaba (ii)	Capital gain

Value of sale	210.000	1.508.768	567.375	2.076.143
(-) Cost of the written-off net assets cost
Fixed and biological assets	(139.399)	(588.946)	(291.578)	(880.524)
Goodwill		(475.413)		(475.413)
Surplus value CPC 15 e CPC 29	(29.319)
Inventories		(84.055)	(90.143)	(174.198)
Other assets and liabilities.		(3.158)	(10.000)	(13.158)
Other expenditures	(11.660)

(=) Gross capital gain	29.622	357.196	175.654	532.850

(-) Income tax and social contribution expenses	(10.071)	(121.447)	(59.722)	(181.169)

(=) Net capital gain	19.551	235.749	115.932	351.681

(i)                                    The capital gain was recognized in the heading “Net profit for the year from discontinued operations”.

(ii)                                The gain is shown in the heading “Other (expenses), net operating revenues”.

Remaining obligations of the disposed units

As a result of disposals of forest assets and lands located in the South of Bahia, the Company undertook certain undertakings of indemnification for loss and/or contingencies, if they occur, as provided for in the respective purchase and sale agreements, which also determine applicable limits, periods and procedures.

Asset Light Project

On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. executed a Share purchase and sale agreement and other covenants with Parkia Participações S.A. for the disposal, by the Company and by Fibria-MS, of approximately 210,000 (two hundred and ten thousand) hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo at the total value of R$ 1,650,000,000.00 (one billion, six hundred and fifty million reais).

The completion of this operation occurred on December 30, 2013, through the execution, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share purchase and sale agreement and other covenants, in which the total area of the transaction object was adjusted to 205,722 (two hundred and five thousand, seven hundred and twenty-two) hectares of total area, at the total potential value of R$ 1,650,098,704.00 (one billion, six hundred and fifty million, ninety-eight thousand seven hundred and four reais), of which the Company received, on December 30, 2013, the value of R$ 500,000,000 (five hundred million dollars) by way of down payment and beginning of payment.

On the date of this Reference Form, the outstanding balance is of R$ 20,000,000.00 (twenty million reais), that will be paid after the compliance of certain obligations and legal registrations to be made by the Company, as provided in Note 38.

The Company may, still, receive an additional amount of R$ 247,514,805.60 (two hundred and forty seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty centavos), resulting in the potential aggregate amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), that is conditioned to the appreciation in the value of the land during a period of 21 years and, in case it is due, such additional amount shall be paid in three installments, in the 7th, 14th and 21st years counted as from the closing date.

An additional value limited to R$ 247,515 may be received by the Company in three installments up to 1/3 (one third) of the value, on the 7th, 14th and 21st anniversaries of the Share purchase and sale agreement and other covenants, being the value to receive subject to depend on the appreciation of lands on each anniversary, to be measured according to the pre-defined assumptions on contract, adjusted by the IGP-M variation until the date of effective payments.

On December 30, 2013, the Company executed agreements for forest partnership and the supply of standing wood with the subsidiaries of Parkia (“Counterparty”), both within a period of up to 24 years (or four cycles of rotation of approximately 7 years), during which the Company will continue to operate its forests located in the sold areas. The agreements do not provide for renewals or extensions within the period.

In exchange for the right of the Company to use the land for forestry activities, the Forest partnership agreement grants the Counterparty, now owner of the land, the right to 40% of the wood volume (in m3) produced by the Company in these areas during each rotation cycle, limited to a “cap” established contractually.

Through the agreement for the supply of standing wood, the Company shall purchase these 40% of wood volume, to which the Counterparty is entitled, according to each Forest partnership agreement, at the price per m3 of wood agreed upon. The price in m3 is defined in U.S. Dollar (which is the functional currency of the counterparty) will be adjusted according to the consumer prices index of the North-American economy (United States Consumer Price Index - US-CPI). The payments are due on a quarterly basis. At the end of each rotation cycle, any difference between the total payments made quarterly by the Company and the equivalent to 40% of the volume of wood actually produced during the cycle will be settled between the parties, but only in the event that the quarterly payments made by the Company during the cycle have been larger than the equivalent to 40% of the volume of wood actually produced at the end of the rotation cycle. In this case the Company will be reimbursed for the value paid in excess.

The Share Purchase and Sale Agreement and Other Covenants grants to Parkia the right to withdraw of the Forest partnership agreement and for the supply of standing wood up to 30% of the total area of the agreement, provided that it complies with a pre-defined schedule. With regard to areas not subject to withdrawal and which remained until the final period of the agreement, if the Counterpart decides for the sale thereof, the Company has the right to do, according to pre-established conditions, a first offer, and/or outbid a competitor.

If effective the sale of any portion of areas for a third party and which is not included in the 30% mentioned above, the new owner of the land will inherit all the rights and obligations of the agreement with the Company until the end of the period of Forest partnership.

The Share Purchase and Sale Agreement and Other Covenants do not contain any section that grants the Company the option to repurchase such land during, or at the end of the agreement period.

Accounting classification of the transaction

The set of the land purchase and sale agreements, of Forest partnership and standing wood supply, results in a quarterly obligation to pay the Company to the counterparty by the use of the land to be measured based on pre-cutting inventory, limited to “cap” set for the operation.  The estimated annual disbursement by the Company with the transaction is approximately US$ 46 million. The Company has the ability and the right to work the land during the period of the partnership agreement and, at the same time will obtain 100% of the forest production resulting from land, according to the percentage of interest in the partnership (60%) and for the purchase of standing wood of the counterparty (40%).

Therefore, for accounting purposes, and as per the ICPC 03 - Complementary Aspects of Lease operations, the agreements shall be considered within the scope of the Technical Pronouncement CPC 06(R1) - Lease operations. That is, the Company accounts for the transaction as a sale leaseback considering the leaseback as operating with payments exclusively contingents.

According to CPC 38 - Financial instruments: Recognition and Measurement, the Company accounts separately to its fair value the embedded derivative equivalent to the price adjustment of payment due to variations of the US-CPI for considering that price adjustment index does not relate to inflation of the economic environment where the areas are located. Considering that the Forest partnership agreements and standing wood supply were executed on December 30, 2013, the fair value of the embedded derivative on December 31, 2013 is close to zero and, therefore, was not accounted for.

The Company did not account separately the fair value of the embedded derivative corresponding to the denomination of the price of the wood standing supply agreement in U.S. Dollar due to the functional currency of the counterpart to the U.S. Dollar and, consequently, to be closely related to the main agreement.

Capital gain from the transaction

The transaction generated a capital gain to the Company that has been recognized in the income statement at the time of sale, as shown below:

Sale value (excluding the contingent value)	1.402.54
(-) Cost of the written-off net assets cost
Fixed assets — Lands and improvements Consolidated	(596.528)
(-) Other expenditures	(7.016)

(=) Capital gain before income tax and social contribution	799.040

(-) Income tax and social contribution expenses	(271.674)

(=) Net Capital gain from income tax and social contribution	527.366

10.4 —Significant changes in the accounting practices — Caveats and emphases in the auditor’s report

a) significant changes in accounting practices:

We present below the executive officers’ comments of the Company corresponding to the analysis of the significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by year and, where applicable, the impacts on financial position were presented in the form of a table, in the respective year of adoption. In this section 10.4 (a), the Executive officers comment what were the changes occurred in the years and qualify the matters subject matter of these changes. Section 10.4 (b) presents the analysis of Executive officers about the relevant impacts of these changes and the effects on the financial position of the Company.

During the years of 2013, 2012 and 2011, the Company has not achieved any spontaneous change in accounting practices adopted for the preparation of the Financial statements.

We present below a detailed description of the changes in accounting practices occurred and the respective impacts and nature, segregated by year.

Changes relating to the fiscal year of 2013

The following new standards, changes and interpretations of standards were issued by IASB and CPC effective from January 1, 2013:

•        IAS 1/CPC 26 (R1) - Submission of Financial statements

•        IAS 19 (R) / CPC 33 (R1) - Employee benefit

•        IAS 28 (R) / CPC 18 (R2) - Investments in Subsidiaries and jointly controlled subsidiaries

•        IFRS 7 / CPC 40 (R1) - Financial instruments: Disclosure

•        IFRS 10 / CPC 36 (R3) - Consolidated financial statements

•        IFRS 11 / CPC 19 (R2) — Joint Business

•        IFRS 12 45 / CPC - Disclosure of Interests in Other Entities

•        IFRS 13 / CPC 46 - Measurement of Fair value

The following new standards, changes and interpretations of standards issued by IASB and CPC mentioned above are applicable to the Company:

•        IAS 1/CPC 26 (R1) - Submission of the Financial statements, with the main changes regarding the submission of the “Statement of comprehensive income”;

•        IFRS 7 / CPC 40 (R1) - Financial instruments: Disclosure, without relevant impacts;

•        IFRS 10 / CPC 36 (R3) - Consolidated financial statements, without relevant impacts;

•        IFRS 11 / CPC 19 (R2) - Joint Business, whose reflection is described below;

•        IFRS 12 / CPC 45 - Disclosure of Interests in Other Entities, with impact for purposes of disclosure in the Financial statements;

•        IFRS 13 / CPC 46 - Measurement of Fair value, with impact for purposes of disclosure in the Financial statements;

•        IAS 19 (R) / CPC 33 (R1) - Employee benefit whose effect is described below.

IFRS 11 / CPC 19 (R2) — Joint Arrangements

As of January 1, 2013, the companies Veracel Celulose S.A.  (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO - Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) began to be considered joint operation, according to the concept introduced by IFRS 11 and CPC 19 (R2) - Joint Business. This change in the classification of investments brought by IFRS 11 and CPC 19(R2) did not impact the consolidated balances of the Company compared to proportional consolidation methodology permitted by law until December 31 2012, once the assets and liabilities, revenues and expenses are recognized based on the installment of the interests in joint operation.

These joint operations are companies in which the Company maintains the control sharing, contractually established, on the economic activity thereof which exists only when the strategic, financial and operating decisions relating to the activity require the unanimous consent of the parties who share control.

IAS 19 (R) / CPC 33 (R1) - Employee benefit

The accounting practice of the Company until December 31, 2012 was accounting for gains and losses by the method of “corridor”, where actuarial gains and losses were solely recognized in result to the extent that surpass the value of the “corridor” and depreciated over the remaining average estimated life of the population that has benefits, to the extent that such actuarial gains and losses do not exceed the value of the “corridor”; therefore, the actuarial gains and loss measured in a period were not recognized immediately. As a result of this method the value recognized in liabilities differed from the estimated present value of the obligations by the value of the actuarial gains and losses not yet recognized.

The main impact on the adoption of the new rules in the financial statements dated December 31 2013, with retroactive effect to the Company’s financial statements for the year ended on December 31, 2012 and opening balance on January 1, 2012 was the recognition of actuarial gains and losses that were not recorded under consideration for the “Other comprehensive results”, given the completion of the “corridor” method for recognition of actuarial results.

Find below the reconciliation of the new balance sheets of actuarial obligations related to the year ended on December 31, 2012 and the balance of opening on January 1, 2012, affected by the change in law:

	December 31, 2012	January 1, 2012

Balance of actuarial obligations according to previous accounting practice	60.362	55.715

Effect of CPC 33(R1) adoption	33.572	10.587

Balance of actuarial obligations after accounting practice change(*)	93.934	66.302

(*) The balance of actuarial obligations is recorded in the heading “Other accounts payable” in noncurrent liabilities in the Financial statements for the years ended on December 31, 2013.

Due to the adjustment described above as a result of the adoption of the CPC 33 (R1), the balances of the headings “Deferred taxes” on non-current asset, “Other accounts payables” in the noncurrent liabilities and “Equity valuation adjustment” in shareholders’ equity, dated December 31, 2012 and January 1, 2012, related to the periods comparative to the balance from December 31, 2013, have been adjusted as follows:

	Controlling Company
	December 31, 2012			January 1, 2012
	Original balance	Adjustment	Restated balance	Original balance	Adjustment	Restated balance

Non-current asset
Deferred taxes	798.492	11.414	809.906	750.154	3.600	753.754

Noncurrent liabilities
Other accounts payable	92.356	33.572	125.928	87.801	10.587	98.388

Shareholders’ equity
Equity valuation adjustment	1.618.824	(22.158)	1.596.666	1.618.824	(6.987)	1.611.837

A number of new rules and changes to standards and interpretations have been issued but are not effective for the year of 2013 and, therefore, were not applied in the preparation of this annual financial statement. The Management of the Company does not expect these new rules and changes to standards and interpretations to produce significant effects on its Financial statements, except for the following subjects:

•                  IFRS 9 — “Financial instruments”, issued in November 2009 and October 2010. IFRS 9 is the first rule issued as part of a larger project to replace IAS 39. IFRS 9 retains, but simplifies the measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The determination should be made at the initial time of the contracting of financial instrument. The basis of classification depends on the entity’s business model and the contractual characteristics of cash flow of the financial assets. For financial liabilities the rule retains most of the requirements of IAS 39. The main change refers to cases where the fair value of financial liabilities calculated must be segregated so that the part concerning the fair value on the entity’s own credit risk is recognized in “Other comprehensive results” rather than in the result of the period. The guidance included in IAS 39 on impairment of financial assets and hedge accounting remains applied. The rule is effective as of January 1, 2015. The Company is evaluating all the impacts of the rules and relevant impacts are not expected on the financial statements of Fibria.

•                  IFRIC 21 - “Government Rates”, deals with the accounting of fees imposed by the Government, consisting of an interpretation to IAS 37 - Provisions, contingent liabilities and contingent assets. The interpretation typifies the Government fees, and events that give rise to the payment liability, clarifying the time when these should be recognized. The Company is not currently subject to significant fees and, for this reason, the impact is not material.

Changes relating to the fiscal year of 2012

In the fiscal year ended on December 31, 2012, there were no significant changes in the accounting practices adopted in the year ended in 2011 and which were applicable to the year of 2012. However, the following rules and the changes to existing standards have been published and are mandatory for accounting periods subsequent to 2012. There was no early adoption of the rules and changes to standards by Fibria:

•             IAS 1 - “Submission of Financial statements”. The main change is the separation of other components of the comprehensive result into two groups: those which will be held against the result and those which remain in the shareholders’ equity. The change to the laws is applicable from January 1, 2013. The impact estimated in its adoption is solely for disclosure.

•             IAS 19 - “Employee benefit”, as changed in June 2011. This change was included in the text of the CPC 33 (R1) - “Employee benefit”. The rule is effective as of January 1, 2013. The main impacts provided for its adoption in the Company’s financial statements are as follows: (a) immediate recognition of the informed services costs; (b) the replacement of interest of liabilities and the expected return on assets by one single net interest rate should generate a minor increase in the cost of the plan on the income statement.

•             IAS 28 - “Investments in Subsidiaries and jointly controlled subsidiaries”, IFRS 11 - “Joint Contractual Agreement” and IFRS 12 - “Disclosures about Interests in other Entities”, all issued in May 2011. The main change introduced by these rules is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement between two or more parties and which is classified as a joint venture.

IFRS 11 conceptualizes two types of classification for agreements:

•                      Joint operations - when the parties jointly control assets and liabilities, regardless of whether these are assets in a separate entity (separate vehicle), according to the contractual provisions and essence of operation. In these agreements, the assets, liabilities, revenues and expenses are accounted for in the entity which participates in the joint operator agreement to the extent of their rights and obligations.

•                      Joint ventures - when the parties jointly control the net assets of an agreement, structured through an entity the party and the respective results of these assets are divided between the participating parties. In these agreements, the interests of the entity should be accounted for by accounting equity method and submitted in the heading “Investments”.

The method of proportional consolidation will no longer be allowed to joint control. The rule is effective as of January 1, 2013. The Company concluded that the investments in companies Veracel, VOTO IV and Asapir comply with the definition of Joint operations and, therefore, from January 2013, it is expected to account for the Company’s portion of assets, liabilities, revenues and expenses according to the interests in the companies, which will not produce significant impact on the financial position or operations results when compared to the proportional consolidation of Veracel, VOTO IV and Asapir, as currently considered.

•             IFRS 12 - “Disclosure on Interests in Other Entities”, considered in a new pronouncement, CPC 45 - “Disclosure of Interests in Other Entities”. It covers the disclosure requirements for all forms of interests in other entities, including joint agreements, associations, interests with specific purposes and other unregistered accounting interests. The rule is effective as of January 1, 2013. The Administration believes that this rule will not adversely impact the consolidated financial statements.

•             IFRS 9 — “Financial instruments”, issued in November 2009. IFRS 9 is the first rule issued as part of a larger project to replace IAS 39. IFRS 9 retains, but simplifies the measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual characteristics of cash flow of the financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting remains applied. The rule is effective as of January 1, 2015. Relevant impacts are not expected on the financial statements of Fibria.

•             IFRS 10 - “Consolidated financial statements”, included as amendment to the text of CPC 36(R3) -”Consolidated Statements”, issued in May 2011. This rule is based on the existing principles regarding the identification of the concept of control as determinant of when an entity should be consolidated from the Financial statements. The rule provides additional guidance to assist in the determination of control when there are doubts about the evaluation. The rule is effective as of January 1, 2013. Relevant impacts are not expected on the Financial statements of Fibria.

•             IFRS 13 - “Measurement of Fair value”, issued in May 2011, and disclosed in a new pronouncement, CPC 46 - “Measurement of Fair value”. The rule aims to improve consistency and reduce complexity in disclosures required by IFRS. The requirements do not increase the use of fair value in accounting, however they guide how the fair value should be applied when its use is required or permitted by other rules. The rule is applicable as of January 1, 2013, and there is an exemption for application of new disclosure requirements for comparative periods. Relevant impacts are not expected on the Financial statements of Fibria.

Changes relating to the fiscal year of 2011

In the fiscal year ended on December 31, 2011, there were no significant changes in the accounting practices adopted in the year ended in 2010 and which were applicable to the year of 2011. However, the following rules and the changes to existing standards have been published and are mandatory for accounting periods subsequent to 2011. There was no early adoption of the rules and changes to standards by Fibria:

IAS 28 - “Investments in Subsidiaries and jointly controlled subsidiaries”, IFRS 11 - “Joint Contractual Agreement” and IFRS 12 - “Disclosures about Interests in other Entities”, all issued in May 2011. The main change introduced by these rules is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement between two or more parties and which is classified as a joint venture.

IFRS 11 conceptualizes two types of classification for agreements:

(i)                                 Joint operations - when the parties jointly control assets and liabilities, regardless of whether these are assets in a separate entity (separate vehicle), according to the contractual provisions and essence of operation. In these agreements, the assets, liabilities, revenues and expenses are accounted for in the entity which participates in the joint operator agreement to the extent of their rights and obligations.

(ii)                              Joint ventures - when the parties jointly control the net assets of an agreement, structured through an entity the party and the respective results of these assets are divided between the participating parties. In these agreements, the interests of the entity should be accounted for by accounting equity method and submitted in the heading “Investments”.

IFRS 12 determines the qualitative disclosures that must be made by the entity in relation to controlling interests, in joint agreements or non-consolidated entities, which include significant judgments and assumptions to determine if the interests exert control, significant influence or the classification of joint agreements between joint operations and joint ventures, as well as other information about the nature and extent of significant restrictions and associated risks. The rule is not applicable until January 1, 2013.

The management believes that this rule will not adversely impact the Consolidated financial statements.

IFRS 7 - “Financial instruments - Disclosure”, issued in October 2010. The change in the legislation for disclosure of financial instruments seeks to promote transparency in the disclosure of the financial assets transfer transactions, improve user understanding about exposure to risk in these transfers, and the effect of these risks in balance sheet, particularly those involving securitization of financial assets. The rule is applicable for years beginning on or after July 1, 2011. The Administration does not expect significant impacts on the Financial statements.

IFRS 9 — “Financial instruments”, issued in November 2009. IFRS 9 is the first rule issued as part of a larger project to replace IAS 39. IFRS 9 retains, but simplifies the measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual characteristics of cash flow of the financial assets. The guidance included in IAS

39 on impairment of financial assets and hedge accounting remains applied. Previous periods do not need to be resubmitted if an entity adopts the rule for the periods started or to start before January 1, 2012. The rule is effective as of January 1, 2013. It is not expected that there are relevant impacts on accounting information of Fibria.

IFRS 10 - “Consolidated financial statements”, issued in May 2011. This rule is based on the existing principles regarding the identification of the concept of control as determinant of when an entity should be consolidated from the Financial statements. The rule provides additional guidance to assist in the determination of control when there are doubts about the evaluation. The rule is effective as of January 1, 2013. Relevant impacts are not expected on the Financial statements of Fibria.

IFRS 13 - “Measurement of fair value” issued in May 2011. The rule aims to improve consistency and reduce complexity in disclosures required by IFRSs. The requirements do not increase the use of fair value in accounting, however they guide how the fair value should be applied when its use is required or permitted by other rules. The rule is applicable as of January 1, 2013, and there is an exemption for application of new disclosure requirements for comparative periods. Relevant impacts are not expected on accounting information of Fibria.

IAS 19 - “Employee benefit”, issued in June 2011. The change in the legislation will affect mainly the recognition and measurement of defined benefit pension plans, and disclosure of employee benefit. The rule is effective as of January 1, 2013. Relevant impacts are not expected on the Financial statements of Fibria.

b.                                      Significant effects of changes in the accounting practices

As described in the foregoing item 10.4.a., the sole changes in accounting practices were those related to the year of 2013, depending on the issuance of revised IFRS/CPCs, with retrospective application of effects of such adoption to comparative balance sheets of December 31, 2012 and January 1, 2013.

c) Caveats and emphases present in the auditor’s report:

The Executive officers comment below on paragraphs of emphasis included in audit reports for the fiscal years ended on December 31, 2013, 2012 and 2011.

These paragraphs included by our independent auditors are related to differences existing between accounting regulatory aspects adopted in Brazil and international accounting (IFRS) and therefore do not refer to procedures adopted exclusively by the Company or any breaches of the legislation in force.

As mentioned in explanatory note No. 2.2.2 to the Financial statements for the years ended on December 31, 2013, 2012 and 2011, the individual Financial statements of the controlling company were elaborated on the basis of international accounting standards, except for the evaluation of investments in subsidiaries and affiliates by the accounting equity method. As required by IFRS, these investments should be evaluated by cost or fair value.

This matter was the subject matter of emphasis by our independent auditors in the years 2013, 2012 and 2011, whose opinions are jointly with our Financial statements and are dated January 29, 2014, January 30, 2013 and February 1, 2012, respectively. Accordingly, our Executive officers understand that there was no regulatory breach in respect of the preparation of the Financial statements, once such difference of accounting practice arises out of their respective Brazilian accounting standards and international accounting standards, and is widely recognized in regulations disclosed by entities responsible for the issuance thereof.

10.5 — Critical accounting policies

The Company’s executive officers understand that the critical accounting principles are important to describe the financial condition and operating results of the Company and require difficult, subjective or complex judgments, almost always due to the need to make estimates of the effect of issues whose uncertainty is inherent. To the extent that the number of variables and assumptions that affect the future possible resolution of uncertainties increases, the judgments become even more subjective and complex. So we can understand how the Administration evaluates the future events, including the variables and assumptions inherent in estimates, in addition to the sensitivity of such evaluations in relation to various circumstances, the critical accounting principles have been identified.

The critical accounting principles are continuously evaluated and are based on the historical experience and other factors, including estimated future events, deemed reasonable for the circumstances. Full details of the accounting practices adopted by the Company were provided in explanatory note nr. 2 to the Financial statements of the year of 2013.

The accounting estimates are rarely equal to the respective actual results. The estimates and assumptions that have a significant risk, likely to cause a significant adjustment in accounting values of assets and liabilities for the next financial year, are included below.

The Company’s executive officers understand that the critical accounting estimates and assumptions relate to business combination and estimated impairment assessment of premium, taxes on profit, employee benefit, fair values of derivatives and other financial instruments, biological assets, revenue recognition and reduction to the recoverable amount of accounts receivable, review of the life span and recovery of properties, plants and equipment and contingent assets and liabilities and legal obligations, since these accounting estimates involve a high degree of complex and subjective judgment. The items (a) to (h) below detail the reasons why these accounting practices become critical in the evaluation of the Company’s executive officers.

(a)         Business combination and valuation of premium estimated impairment

In a business combination, the assumed liabilities and purchased assets must be measured at fair value on the acquisition date and the interests of non-controlling shareholders can be measured at fair value. The evaluation of these assets and liabilities on acquisition date requires the use of judgment on recovery of assets, including the estimation of future cash flows, market values, quality of credits, inter alia, and which may differ significantly from the actual results.

Annually, or in a lower period, when there is any change in circumstances that would result in the reduction of the recoverable amount of the cash generating units to which premiums are registered, the Company conducts tests for possible impairment in premium, according to the accounting practice submitted in Note 2.16 of the Financial statements in the year of 2012. The recoverable values of UGCs (Cash generating units) have been determined based on the calculations of used values performed based on estimates. See explanatory note nr. 37 to the Financial statements of the year of 2013.

(b)         Taxes on the profit

The deferred tax liabilities and assets are based mainly on temporary differences between the accounting values on the Financial statements and the tax base. If the Company and its subsidiaries operate with loss or are not able to generate sufficient future taxable profits, or if there is a material change in the current tax rates or in the period of time in which underlying temporary differences become taxable or deductible, it would be required a reversal of significant part of the deferred tax asset of the Company which may result in an increase on the effective tax rate.

The Company presents a history of taxable profit which is recurrently absorbing the activated deferred credits. The Management understands, on the basis of projections of result approved by the levels of Corporate Governance, that the performance of the deferred credits will continue to occur in the next years.

As described in Note 15(e) to the Financial statements of the year of 2013, in November 2011, the Company decided to transfer certain commercial operations between subsidiaries abroad, which resulted in uncertainty regarding the usability of all tax credits registered by the affected subsidiary, so that these tax credits are no longer considered as likely performed. The use of credits will depend on the level of future taxable profit, which resulted in the registration of impairment in the amount of R$ 278,486.

(c)          Employee benefits

The current value for the obligations of the Health Care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. The assumptions, used in determining the net cost (revenue) for the balances of the actuarial obligations, include the discount rate. The Company considers as appropriate discount rate that calculated on the basis of the rates of return offered by the Government, these being held in the currency in which the benefits will be paid and which have maturity dates close to the periods of the respective obligations of the Health Care plan.

The provision of share-based compensation is registered by the fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree.

Any changes in assumptions applied to the calculation of these obligations will affect the book value on the balance date.

(d)         Derivatives fair value and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined through the use of evaluation techniques. The Company uses its judgment to choose various methods and set assumptions that are based mainly on market conditions existing on the balance date. The Company also uses its judgment to define the scenarios and values presented on sensitivity analysis, shown in Note 5. to the financial statements of the fiscal year of 2013.

Any changes in applied assumptions for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. The sensitivity analysis of derivatives and other financial instruments of the Company on December 31, 2013 is reflected in Note 5 to the Financial statements of the fiscal year of 2013.

(e)          Biological assets

The calculation of fair value of biological assets takes into consideration several assumptions with high level of judgment, such as estimated sale price, cubic wood amount and annual average increase per region. Changes to this applied assumptions may imply in changing the result of the discounted cash flow and, consequently, on appreciation or devaluation of these assets.

Find below the main applied assumptions by the Administration in calculating the fair value of biological assets, and correlation between changes in these assumptions and the fair value of biological assets:

Applied assumptions	Impact on biological assets fair value
Effective planting area (hectare)	Increases the assumption, increases the fair value
Annual average increase (IMA) - m3/hectare	Increases the assumption, increases the fair value
Sale average net price - Brazilian reais/m3	Increases the assumption, increases the fair value
Compensation of own assets that contribute - %	Increases the assumption, decreases the fair value
Discount rate - %	Increases the assumption, decreases the fair value

(f)           Revenue recognition and accounts payable reduction to the recoverable amount

The Company recognizes revenue and costs associated with sales at a time when the products are delivered to customers or when the associated risks and benefits are transferred. The revenue is registered by the net sales value (after tax deductions, discounts and returns).

The provision for reduction to the recoverable amount of these credits is constituted in amount considered sufficient to cover probable losses on its performance. Accounting policy to establish the provision requires the analysis of default customers invoices individually in relation to the collection measures taken by the responsible department and, according to the stage of recovery, it is estimated an amount of reserve to be constituted, which can represent a percentage of the bond according to history or its entirety.

(g)         Life span review and properties rebound, plants and equipment

The recoverability of assets that are used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the book value of an asset or group of assets may not be recoverable based on future cash flow. If the book value of these assets exceeds its recoverable amount, the net value is adjusted and the life span is adjusted to new levels. In the fiscal years ended on December 31, 2013, 2012 and 2011, the Company conducted impairment tests, as detailed in the explanatory notes nr. 37 and 36 to the Financial statements of the fiscal years of 2013 and 2012, respectively.

(h)         Contingent assets and liabilities and legal obligations

The Company is a party involved in labor, tax and civil lawsuits at various levels. The contingency provisions established to cover potential losses arising from the proceedings in progress, are established and updated based on the assessment of the Administration, on the grounds of the opinion of its legal advisors, and require a high degree of judgment on the matters involved. The Company evaluates a substantial part of the lawsuits in which is a party individually.

10.6 — Internal control related to the financial statements preparation

a) Efficiency and deficiency level and recommendations in the auditor’s report

The Company’s executive officers believe that the procedures and the following related structures, together with the system of preparation of the Financial statements, are sufficient to ensure data accuracy and the reliability of preparation of Financial statements, and no relevant imperfections have been found in internal controls of the Company.

(i) The Company has in its structure a General Management of Governance, Risks and Compliance, an independent area with administrative and functional bond to the Company’s CEO, and report of the proceedings to the Statutory Audit committee (CAE), Advisory Body of the Company’s Board of Directors. The area is part of the activities of Risk management, Corporate Governance, Internal Controls, Compliance, Internal audit and Ombudsman of the Company.

(ii) Internal audit team is responsible for the periodic assessment of financial, operational, management and information technology proceedings, including the compliance with policies, standards and procedures and the performance and effectiveness of internal controls to prevent or detect the possibility of mistakes, fraud and/or losses in business.

(ii) The Internal Control Team continuously re-evaluates the flow of processes and the key systems of the Organization and ensures the periodic completion of adhesion tests, to measure the effectiveness of the existing controls as Continuous Certification practice — Risk Assessment implemented internally, ensuring:

•                  Calculation of materiality; with selection of accounting records and locations;

•                  Documentation of internal controls in the Entity Level;

•                  Review and validation of key controls;

•                  Implementation of improvement opportunities;

•                  Conduct of the CSA (Control-Self-Assessment).

The Company meets the corporate governance rules of the new Market and the North American Sarbanes-Oxley Act. In addition, in view of its accelerated growth and the format of development of its projects, the Company deployed in 2011, the module Process Control of GRC SAP, aiming at intensifying the risk management of process and compliance, enhancing and strengthening its internal control environment.

b.                                      Weaknesses and recommendations on the internal controls included in the independent auditors’ report

Internal control in the context of auditing standards is defined as the planned process, implemented and maintained by parties responsible for governance, administration and other employees of the Company with regard to the reliability of financial reporting, effectiveness and efficiency of operations and compliance with applicable laws and regulations. There is deficiency in internal control when (i) the control is planned, implemented or operated so that it cannot prevent, or detect and repair timely, distortions in the Financial statements; or (ii) there is no control necessary to prevent, or detect and repair timely, distortions in the Financial statements.

The company, in response to Ofício/CVM/SEP/GEA-2/nº092/2014, states that during the execution of Audits of the financial statements of the year ended as of December 31st 2013, no deficiencies in the internal controls were identified related to the preparation of the financial statements to be reported to the Company Management, and therefore, the Management has not reported any measures necessary to correct any deficiency of internal control

10.7 — Use of proceeds from public offerings and possible deviations

a. how the resulting funds of the offering were used:

The Company has not held a public offering of marketable securities in the fiscal years ended on December 31, 2013 and 2011.

On April 30, 2012, Fibria has completed the public offering of primary distribution of common shares issued by the Company. The gross amount obtained with the offer totaled R$ 1,361 million. The Share Offering is another step in the process of strengthening the capital structure of the Company and reinforces the goal of seeking a leverage level appropriate to that established in Indebtedness and Liquidity Management Policy.

It was disclosed in the Public Distribution Prospectus that the Company would allocate net resources of Global Offer to cash reinforcement and total or partial amortization of the balance of financial debts, which would be selected according to the strategy of the Company.

b.                                      Whether there were significant deviations between the effective investment of the funds and the proposed investments disclosed in the prospectuses of the respective distribution.

During the year of 2012, the resources were applied as provided for in the Prospectus of Public Distribution, notably for reduction of leverage of the Company, therefore, there were no deviations.

c) if there were deviations, reasons for such deviations:

There were no diversions of resources from Global Offering held in the year of 2012.

10.8 — Material items not evidenced in the financial statements

10.8.a. Assets and liabilities held by the Company, directly or indirectly, that are not in the balance sheet

The Company participates in some agreements related to operating market leases and in contracts with take or pay clause, all of which are disclosed in the annual Financial statements of 2013 in the explanatory notes No. 21(b) and No. 26.

10.8.b. Other items not evidenced in the financial statements.

Not applicable, since the Company has no other items not reflected in the Financial statements other than those referred to in item 10.8.a. previously.

10.9 — Comments on non-evidenced items in the financial statements

a. How such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company’s financial statements

In respect of evidenced items, related to the operating leases and take-or-pay contracts, in the following table there are shown the values that may impact the results and the assets of the Company in the coming years:

	Estimated disbursements per period
	Up to 1 year	Between 1 and 3 years	From 3 to 5 years	Over 5 years	Total
	In thousands of Reais

Operational leasing	218.132	424.593	626.249	1.975.762	3.244.736
Take-or-pay agreements	415.004	551.306	388.772	888.261	2.243.343
Total	633.136	975.899	1.015.021	2.864.023	5.488.079

b. Nature and the purpose of the transaction

Operating leases

The Company leases wood planting areas based on operating leases to third parties as a source of raw material for the products. The leases are usually carried out for a period of 21 years. The payments of leases, equivalent to market value of wood harvested on the property, are made according to contractual clause. We guarantee to the lessor a minimum payment for the harvest. The contracts contain a Renewal option at market value.

The Company also entered into a long-term agreement to provide services of maritime transport, with duration of 20 years and has as subject matter the operation of maritime coastal shipping transport, upon using pushers and maritime barges to transport raw material (wood) from Caravelas Terminal (BA) to that of Portocel (ES).

In addition, the Company is part of a long-term agreement with STX for maritime freight services for 25 years to transport pulp from Brazil to various ports in Europe, North America and Asia.

Take-or-Pay Agreements

The Company has entered into long term Take-or-Pay agreements with suppliers of energy, transport, diesel oil, chemical products and natural gas for an average period of 9.8 years. The agreements provide termination and supply suspension clauses on grounds of breach of essential obligations. The contractual obligations undertaken on December 31, 2013 represent R$ 228,057 thousand per year (R$ 258,694 thousand in 2012 and R$ 301,117 thousand on December 31, 2011).

c. Nature and amount of the obligations assumed and of the rights generated on behalf of the Company as a result of the transaction

In addition to the information referred to in items 10.9(a) and (b) above, the Company understands that there is no other relevant information to be provided in relation to the items referred to in item 10.8 of this Reference Form.

10.10 - Business Plan.

a. I. Quantitative and qualitative description of the ongoing investments and estimates investments

The Capex held in 2013 totaled R$ 1,287 million, in line with the target set for the year.

In 2013, important projects of the Company were continued, such as the Energy Master Plan in Jacareí, which aims to increase the energy efficiency of the Unit and the construction of the production unit of seedlings in Helvécia, in the extreme south of Bahia.

In 2013, the Company’s capital investments were allocated as follows:

Investments (Millions of R$ )
Industrial Expansion	8
Forest Expansion	65
Subtotal Expansion	73
Security / Environment	31
Forest Renewal	752
Forest Producer Program (fostering)	97
Maintenance / TI / R&D / Modernization	253
Subtotal maintenance	1.133
50% Veracel	81
Total - Capex	1.287

a. II. Source of investment financing

The investments planned for 2014 will be financed by equity capital of the Company or by financing offered by BNDES or yet another form of collection, according to the market scenario and convenience to the Company. For long-term investments, the company uses mainly financing sources such as BNDES, Pre Payment of Export and international emissions.

a. III. Ongoing material divestments and provided divestments.

Following the strategy of concentration of activities in the pulp business in 2011, it was concluded the sale, to Suzano Papel e Celulose, of the shareholder’s interest (50%) of the Company in the Consórcio Paulista de Papel e Celulose (Conpacel) and distributor of graphic products KSR, for total value of R$ 1.5 billion and the sale to Oji Paper of special paper unit Piracicaba, for the total value of US$ 313 million (equivalent to R$ 567 million).

On June 30, 2011, the Company announced its intention to divest the assets related to the Project Losango, which includes approximately 100 thousand hectares of own areas and about 39 thousand hectares of eucalyptus plantations in own areas and in areas leased from third parties, located in the State of Rio Grande do Sul.

On October 10, 2012, it was signed a purchase and sale agreement of all assets of the Project Losango for the maximum price of R$ 615 million and, on December 28, 2012 the Company and CMPC Celulose Riograndense S.A.  (“CMPC”) signed a purchase and sale obligation of these assets at total value of R$ 615 million, being received as a down payment on the execution date, the first instalment in the amount of R$ 470 million and the second installment in the amount of R$ 140 million, was deposited in escrow account, which should be released after the other applicable governmental approvals and other conditions precedent. The final installment of R$ 5 million will be paid at the time of the effective transfer of existing lease agreements of land related to the asset and after the applicable governmental approvals. The agreement defines the period 48 months for necessary additional regulatory approvals, with the possibility of additional extension according to the decision of CMPC for another 48 months. If approvals were not obtained, the value of R$ 470 million should be repaid to CMPC with adjustment for inflation and the deposit in escrow account will be redeemed thereby. The Company recorded advance on the first installment in liabilities in the heading “Liabilities related to assets held for sale”.

The completion of the sale depends on obtaining such additional approvals and, therefore, the Management of the Company concluded that these assets must remain classified as assets held for sale on December 31, 2013. The book value of this net wealth was compared with its fair value minus the expenses necessary for the sale and there was no need for registration of loss due to impairment. These assets did not generate results in 2013.

On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. executed a Share purchase and sale agreement and other covenants with Parkia Participações S.A. for the disposal, by the Company and by Fibria-MS, of approximately 210,000 (two hundred and ten thousand) hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo at the total value of R$ 1,650,000,000.00 (one billion, six hundred and fifty million reais).

The completion of this operation occurred on December 30, 2013, through the execution, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share purchase and sale agreement and other covenants, in which the total area subject matter of the transaction was adjusted to 205,722 (two hundred and five thousand, seven hundred and twenty-two) hectares of total area, at the total potential value of R$ 1,650,098,704.00 (one billion, six hundred and fifty million, ninety-eight thousand, seven hundred and four dollars), of which the Company received, on December 30, 2013, the value of R$ 500,000,000 (five hundred million dollars) by means of down payment and commencement pf payment.

On the date of this Reference Form, the outstanding balance is of R$ 20,000,000.00 (twenty million reais), that will be paid after the compliance of certain obligations and legal registrations to be made by the Company.

The Company may, still, receive an additional amount of R$ 247,514,805.60 (two hundred and forty seven million, five hundred and fourteen thousand, eight hundred and five reais and sixty centavos), resulting in the potential aggregate amount of R$ 1.650.098.704,00 (one billion, six hundred and fifty million, ninety eight thousand, seven hundred and four reais), that is conditioned to the appreciation in the value of the land during a period of 21 years and, in case it is due, such additional amount shall be paid in three installments, in the 7th, 14th and 21st years counted as from the closing date.

The transaction generated a capital gain net of income tax and social contribution of R$ 527 million. There was no effective cash disbursement for payment of these taxes due to the use of tax losses generated in the year of 2013. See further details about the operation in explanatory note 1(e) to the annual Financial statements of 2013.

b. Provided it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that should substantially influence the issuer’s productive capacity

Not applicable, considering that the Company did not purchase plants, equipment, patents or other assets able to materially influence its productive capacity.

c. New products and services, indicating:

c. I. Description of research in progress already disclosed

Technologies are developed in the Technology Center of the Company aiming to: (i) increase the productivity of forests; (ii) improve the quality of wood used as raw material; (iii) increase the efficiency of production processes and industrial production; and (iv) develop innovative products of high quality, sustainably.

In 2013, the area of Forest and Natural Resources Management contributed to the Forest business with the development of precision forestry systems that monitor the state of fertility and soil conservation and optimize the allocation of available resources, with impacts on the reduction of costs and the increase of the production of Forest biomass. Improvements were also obtained in the planning of the planting and conservation areas, in calculation of ecosystem services, as well as calibration and application of hydrological models. The identification of high conservation value areas, improvements in Forest restoration program and the resumption of development of agroforestry systems contributed to add value for the management of natural resources of the

Company, in addition to opening new opportunities related to existing conservation Forest base. In the Forest protection, the continued focus on the use of biological pest control contributed to the strategy for reduction of the use of chemicals, in line with the support given by the Company for the development of a policy of use of chemicals in the FSC system.

The advances obtained in Genetic Improvement and Biotechnology were significant throughout the year. The update on the recommendation of genetic materials for all Units of the Company is highlighted, covering new solutions and seeking maximum adaptation of eucalyptus clones to different environmental conditions, with the minimization of risk of susceptibility to biotic and abiotic stresses, and maximizing potential productivity. Promising preliminary results were also obtained in the development of Wide Genomic Selection Wide, technology that can facilitate the anticipation of gains from the genetic improvement program, through the selection of superior clones based on DNA-level variation standards (molecular markers). There was also progress in the development of a new clonal propagating technology that involves the production of micro-shoots in temporary immersion bioreactors, for which there were deposited patents in Brazil and in the United States, and whose concept should change the standards of forest nurseries as to the quality of the plant and the duration of the production cycles. Even in 2013, the Company maintained its program of research in genetic transformation of eucalyptus, involving national and international partnerships and strictly following certification and legal recommendations, with the purpose of evaluating the potential benefit of this technology for business and for society.

In the industrial area, developments prioritized both the creation of new products and the improvement of existing ones. New alternatives were offered to customers to improve the performance of its products and/or processes, especially as regards the improvement of softness and strength, allowing the Company to provide unique technologies in a market of commodities. This strategy certainly contributed so that the Company was considered, in 2013, the best commercial partner and that of Research and Development (R&D) by some of our most important customers. The development of bio products and biofuels from biomass and byproducts from the Kraft process, was also an important theme in the research portfolio of the Company, with significant investments in equipment that allow the characterization of raw material and new products (biofuels and lignin). The establishment of strategic alliances allowed speeding up research and development into bio refinery. For example, the bio-oil produced by Ensyn (joint venture with the Company) from Forest biomass was tested in partnership with potential customers and strategic partners, with excellent results.

In 2013 the Company announced two major partnerships in the innovation area: with Embraer, for technological cooperation in renewable materials segment, and with SweTree Technologies, for the development of improved eucalyptus clones.

c. II. Total amounts spent by the Company in the development of new products or services.

In 2013, the total expenditures made by the Company in development research, which ranges from the plant improvement and Forest management advances until the development of new products, amounted to R$ 43 million.

c. III.      Disclosed projects under development

See 10.10.c. I. above.

c. IV. Total amounts disbursed by the Company in the development of new products or services

See 10.10.c. I. above.

10.11. - Other factors with significant influence

Recent changes in the tax and exchange legislation on operations of export prepayment

Tax on Foreign Exchange Transactions (IOF-Exchange)

According to article 11 of Decree No. 6.306, dated December 14, 2007 (“IOF Regulation”) the triggering event of IOF-Exchange is the delivery of domestic or foreign currency, or of the representative document, or placing at the disposal of interested party.

In accordance with article 15-A, sub-item XXII of Regulation of IOF, with wording given by Decree Nr. 7.853/2012, in the liquidations of exchange operations contracted as of December 5, 2012 for entry of funds in the Country, including through simultaneous operations, related to loan and external financing, subject to registration with the Central Bank of Brazil (“BACEN”), contracted directly or through issuance of securities in the international market with minimum average period up to 3 (three) years there will be the minimum average term incidence of up to 360 (three hundred and sixty) days, there will be the incidence of IOF-Exchange at the tax rate of 6% (six percent). In external borrowing transactions with amortization period greater than 360 (three hundred and sixty) days, the tax rate of IOF-Exchange is reduced to 0% (zero percent).

In an attempt to “preserve” the Brazilian exporters of variations of the US dollar, thus preventing that the products sold abroad become more expensive, Decree Nr. 7.699/2012 was published in the Official Gazette on March 16, 2012, reducing to 0% the tax rate of IOF in the exchange hedge operations with derivative contracts of exporters, provided that the total value of daily sold exchange rate exposure related to operations with derivative contracts does not exceed 1.2 times the total value of operations with exports carried out in the previous year by the legal entity holder of derivative agreements. The hedge is a form of protection that companies have against the variation of the exchange rate.

The Brazilian Government can increase the tax rate of IOF-Exchange at any time up to 25% (twenty-five percent). Any increase shall apply solely to future operations.

Operations of Export Prepayment

The current wording of article 15-A, item II of the IOF Regulation determines that the exchange operations for entry into the country of revenues from exports of goods and services shall be subject to the tax rate of 0% (zero percent) for calculation of the tax. Furthermore, article 15-A, item IX of IOF Regulation, in the wording given by Decree No. 7.456/2011 determines that the financing operations are subject to tax rate of 0% (zero percent), which solely reinforces the exemption of operation. Accordingly, there would be arguments to sustain the entry of funds by reason of Prepayment Operations to Export would not be subject to the rule of item XXII, article 15-A above and, therefore, regardless of the duration of the operation, IOF-Exchange tax rate in these cases would be 0%. Also, this has been the market practice. Considering that, according to the applicable tax legislation, the financial institution in charge of closing the operation exchange is the one in charge for withholding and collecting the IOF-Exchange, it is always recommended to confirm its position regarding the incidence and this tax rate in this operation type.

On March 1, 2012, BACEN issued a Circular Letter 3.580 prohibiting the contracting, by Brazilian companies, of Prepayment Operations to Export with a period exceeding 360 days, in addition to having excluded the possibility of financial institutions to grant such advance. The feasible alternative, if exporters opt for contracting long-term loans with lenders abroad, was doing so under the currency credit method, under the aegis of the Law 4.131, dated September 3, 1962, as amended later, where the IOF-Exchange above-mentioned could be levied upon, if the contracted period was lower than 3 years.

On December 4, 2012 BACEN issued a Circular Letter No. 3.617, which included in the Regulation of International Capital and Exchange Market the Subsection 2 (in Heading 3, Chapter 3, Section 2), making one more amendment while discussion on the early export receipt with due date of payment exceeding 360 days.

This subsection provides for the record, on the Financial Operations Record module (ROF) of Electronic Declaratory Record (RDE), of the early receipt operations for exporting services or goods, prior to more than 360 days and limited to 1,800 days in relation to the date of shipping of goods or of the provision of the service. In these events, the tax rate of the IOF is reduced to zero.

The anticipations of funds to Brazilian exporters, for the purpose provided for in this subsection may be made by the importer or by any legal person abroad, including financial institutions.

ATTACHMENT III - QUALIFICATION OF THE CANDIDATES TO THE BOARD OF DIRECTORS (Items 12.6 to 12.10 of CVM Instruction 480/2009)

We present below the information contained in items 12.6 to 12.10 of CVM Instruction 480, of December 7, 2009 to the election of each candidate to the position of member of the Company’s Board of Directors:

12.6        Relating to each one of the issuer’s Board of Directors members, indicate, as a table:

a) Name

b) Age

c) Profession

d) CPF or passport number

e)Position held

f) Election date

g) Investiture date

h) Mandate term

i)Other offices or functions exercised in the issuer

j) Indication whether elected by the controlling shareholder or not

Name:	Age	Occupation	CPF	Position held	Election date	Investiture date	Mandate term	Elected by the controlling shareholder?	Other positions held
Marcos Barbosa Pinto (Birth date: 07/23/1977)	36	Lawyer	267.285.528-55	Effective Independent Member of the Board of Directors	04.25.2014	04.25.2014	Until Ordinary General Meeting of 2015	YES	Effevtive Membe r of the Financial Committee
Armínio Fraga (Birth date: 07/20/1957	56	Economist	469.065.257-00	Alternate Member of the Board of Directors	04.25.2014	04.25.2014	Until Ordinary General Meeting of 2015	YES	None
Sérgio Augusto Malacrida Junior (Date of Birth: 09/26/1973	40	Economist	166.532.868-19	Alternate Member of the Board of Directors	04.25.2014	04.25.2014	Until Ordinary General Meeting of 2015	YES	Effective Member of the Financial Committee

12.7                        Provide the information mentioned in item 12.6 in relation to the members of the committees established by the By-laws, as well as those of the audit, risk, financial and remuneration committees, even if such committees or structures are not part of the By-laws.

Not applicable to the election of candidates to the Company’s Board of Directors.

12.8.                     In relation to each one of the managers and members of the Fiscal Council and members of the statutory audit committee, provide:

a.                                      curriculum vitae, containing the following information:

i. major professional experiences over the last 5 years, informing:

•                                            name of the company

•                                            position and functions inherent in the position

•                                            principal activity of the company in which such experiences occurred, informing the companies or organizations that form (i) the economic group of the issuer, or (ii) partners with direct or indirect interest, equal to or higher than 5% of the same class or type of securities of the issuer

ii. information about all the management positions curently or formerly held in publicly-traded companies

CURRICULUM VITAE

Marcos Barbosa Pinto

Academic Background: Bachelor’s Degree in Law from Universidade de São Paulo — USP. Master degree in Law from the University of Yale and Master degree in Economy from Fundação Getúlio Vargas of Rio de Janeiro — FGV-RJ.

Professional Experience: Mr. Marcos Barbosa Pinto is currently a partner of Gávea Investimentos since 2011. Previously, Marcos was part of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM), from 2007 to 2010. He was chief-consultant of the chairman of BNDES — Banco Nacional do Desenvolvimento (National Development Bank) between 2005 and 2006. Marcos was also a lawyer in the Law firms Morrison & Foerster LLP, in California, from 2001 to 2002 and Levy & Salomão Advogados, in São Paulo, between 2003 and 2004, where he assisted client in mergers and acquisitions and private equity transactions.

Mr. Marcos was, also, a visiting researcher in the University of Columbia and professor of Corporate Law in the Fundação Getúlio Vargas of Rio de Janeiro — FGV-RJ. Mr. Marcos Barbosa Pinto is a member of the board of the companies Multiterminais, Unidas and Chilli Beans.

None of the companies above, except of Fibria Celulose S.A., is part of the economic group of Fibria Celulose S.A.

Mr. Marcos Pinto was not a part, in the past five years, of any adverse judgment related to (i) criminal proceeding; (ii) administrative proceeding of CVM; or (iii) res judicata, in the judicial or administrative sphere, that suspended him or made him ineligible for the performance of any professional or commercial activity of any kind.

Armínio Fraga

Academic Background: Bachelor’s Degree in Economy from Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ; Ph.D in Economy from Princeton Universiy.

Professional Experience: Mr. Arminio Fraga is founding partner of Gavea and Chairman of the following Committees: Investment, Private Equity and Multimarket funds, Executive and Remuneration, and member of the Risk Committee and Real State Fund of Grupo Gavea. From 2009 to 2013, Arminio Fraga is Chairman of the Board of Directors of BM&FBovespa. From 1999 to 2002 he was Chairman of the Central Bank of Brazil and before that he was Director of International Matters of the Central Bank of Brazil, from 1991 to 1992. From 1993 to 1999 he was Managing Director of Soros Fund Management in New York, focused in emerging marktes. Additionally, Arminio Fraga was Vice-Chairman of Salomon Brothers in New York from 1989 to 1991, focused in arbritation in emerging markets. He was also Chief Economist and Manager of Operations in Banco Garantia from 1985 to 1988. Arminio Fraga taught reguarly in Universities in Brasil, such as Pontifícia Universidade Católica e Fundação Getúlio Vargas, Rio de Janeiro, and taught abroad at Columbia University from 1993 a 1999 and at Wharton School from 1988 to 1989. Arminio Fraga also published academic Works in several specialized magazines in Brazil and abroad.

Mr. Arminio Fraga is Chairman of the Board of Directors of BM&FBovespa and member of the Consultive Board of JP Morgan Chase & Co., member of Group of Thirty, member of Council on Foreign Relations, member of the Board of Directors of Peterson Inst. For Int. Economics, member of the Consultive Board of CSRC — China Sec. Reg. Commission e member of the Board of Directors of Instituto Desiderata.

None of the companies above, except of Fibria Celulose S.A., is part of the economic group of Fibria Celulose S.A.

Mr. Arminio Fraga was not a part, in the past five years, of any adverse judgment related to (i) criminal proceeding; (ii) administrative proceeding of CVM; or (iii) res judicata, in the judicial or administrative sphere, that suspended him or made him ineligible for the performance of any professional or commercial activity of any kind.

Sergio Augusto Malacrida Jr.

Academic Background: Bachelor’s Degree in Economy from USP — Universidade de São Paulo and Master degree in Math from the IME/USP.

Professional Experience: Mr. Sérgio Malacrida is a permanent member of the Company’s Finance Committee since August/2013. Mr. Sergio is, currently, Treasury Officer and Relations with Investors Officer of Votorantim Industrial S.A. Previously, he was Treasurer of Fibria, between 2012 and 2013. He acted, from 2011 to 2012, as CFO of Vangarda Agro. He was partner of Vinci Partners from 2010 to 2011 and partner of PR&A Financial Products between 1999 and 2010.

Mr. Sérgio Malacrida is a member of the Finance Committee of Votorantim Cimentos, member of the Finance Committee of Funsejem and member of the Supervisory Committee of Votorantim Energia.

Out of the abovementioned companies, except of Fibria Celulose S.A. and Votorantim Industrial S.A., no other company is a part of the Company’s economic group.

Mr. Sérgio Augusto Malacrida Jr. was not a part, in the past five years, of any adverse judgment related to (i) criminal proceeding; (ii) administrative proceeding of CVM; or (iii) res judicata, in the judicial or administrative sphere, that suspended him or made him ineligible for the performance of any professional or commercial activity of any kind.

b.                                      Description of any of the following events occurred in the past five years:

i. any conviction

ii. unfavorable judgment in CVM administrative proceeding and penalties applied;

iii. any final and unappealable judgment in administrative or judicial proceeding, suspending or impeding the person from carrying out business activities.

All candidates have stated, individually and for all legal purposes, that, over the last five (5) years, they have not suffered any criminal conviction, any unfavorable judgment in an administrative proceeding of the Brazilian Securities Commission or any final and unappealable judgment in the administrative or judicial sphere, that suspended him or made him inelligable for the performance of any professional or commercial activity of any kind.

12.9. Inform the existence of conjugal relationship, steady union, or kinship to the second degree between:

a.                                      management of the issuer

b.                                      (i) management of the issuer and (ii) management of subsidiaries, direct or indirect, of the Company

c.                                       (i) management of the issuer or of its subsidiaries, direct or indirect and (ii) direct and indirect controllers

d.                                      (i) management of the issuer and (ii) management of direct or indirect controlling companies of the company

All candidates have stated, individually and for all legal purposes, that they have no marital relation, consensual marriage or is a relative to the second degree between them and (a) managers of the Company; (b) managers of the Company and managers of its controlled, directly or indirectly, of the Company; (c) managers of the Company or its controlled companies, directly or indirectly, and (d) managers of the Company and managers of companies controlled directly or indirectly of the Company.

12.10. Inform about the reporting relationships, service provision or control maintained, in the last 3 fiscal years, between the Managers of the Company and:

a) Company controlled directly or indirectly by the issuer

b) Issuer’s direct or indirect controller

c)                                      if relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiary or controlling companies or subsidiaries of any of such persons

Not applicable, since, in the past three fiscal years, there hasn’t been any reporting relationship, service provision or control between the members hereby nominated for the Board of Directors and such companies.

ATTACHMENT IV - QUALIFICATION OF THE CANDIDATES TO THE FISCAL COUNCIL (Items 12.6 to 12.10 of CVM Instruction 480/2009)

We present below the information contained in items 12.6 to 12.10 of CVM Instruction 480, of December 7, 2009, as applicable to the election of each candidate to the position of member of the Company’s Fiscal Council:

12.6        Relating to each one of the issuer’s Managers and Fiscal Council board members, indicate, as a table:

a) Name

b) Age

c) Profession

d.             CPF or passport number

Position held

f) Election date

g) Investiture date

h) Mandate term

i.              Other offices or functions exercised in the issuer

Indication whether elected by the controlling shareholder or not

Name:	Age	Occupation	CPF	Position held	Election date	Investiture date	Mandate term	Elected by the controlling shareholder?	Other positions held
Geraldo Gianini (Birth date: 05/19/1950)	63	Accountant	531.905.488-20	Fiscal Council Member	04.25.2014	04.25.2014	Until Ordinary General Meeting	YES	None

							2015
Gilsomar Maia Sebastião (Birth date: 12/06/1975)	38	Accountant	174.189.288-07	FiscalCouncil Member	04.25.2014	04.25.2014	Until Ordinary General Meeting 2015	YES	None
Carlito Silverio Ludwing (Birth date: 08/03/1947)	67	Accountant	124.124.900-82	Fiscal Council Member	04.25.2014	04.25.2014	Until Ordinary General Meeting 2015	NO	None
Antônio Felizardo Leocadio (Birth date 11/18/1972	41	Accountant	129.803.248-25	Fiscal Council Member	04.25.2014	04.25.2014	Until Ordinary General Meeting 2015	YES	None
Maurício Aquino Halewicz (Birth date: 03/271973)	41	Accountant	694.701.200-78	Chairman of the Fiscal Council	04.25.2014	04.25.2014	Until Ordinary General Meeting 2015	YES	None
Sérgio Mamede Rosa do Nascimento 04/29/1954	59	Accountant	650.042.058-68	Fiscal Council Member	04.25.2014	04.25.2014	Until Ordinary General Meeting 2015	NO	None

12.7                        Provide the information mentioned in item 12.6 in relation to the members of the committees established by the By-laws, as well as those of the audit, risk, financial and remuneration committees, even if such committees or structures are not part of the By-laws.

Not applicable to the election of candidates to the Company’s Fiscal Council.

12.8.                     In relation to each one of the managers and members of the fical council and members of the statutory audit committee, provide:

a.                                      curriculum vitae, containing the following information:

i. major professional experiences over the last 5 years, informing:

•                                            name of the company

•                                            position and functions inherent in the position

•                                            principal activity of the company in which such experiences occurred, informing the companies or organizations that form (i) the economic group of the issuer, or (ii) partners with direct or indirect interest, equal to or higher than 5% of the same class or type of securities of the issuer

ii. information about all the management positions curently or formerly held in publicly-traded companies

Geraldo Gianini

Academic Background: Bachelor’s Degree in Accounting and Master of Accounting and Finance from Pontifícia Universidade Católica de São Paulo — PUCSP.

Professional Experience: Mr. Geraldo Gianini is alternate member of the Fiscal Council of Fibria Celulose S.A. since December 2009. Mr. Geraldo is Auditor Partner of Audibanco Auditores Independentes since 1990. He is also Legal Expert of the 10th Federal Tax Foreclosure Court of São Paulo and University Professor and Adviser for the Vice-Deanship of the Pontifícia Universidade Católica de São Paulo.

Mr. Geraldo Gianini is member of the Fiscal Council of Hospital Ana Costa S.A, Plano de Saúde Ana Costa Ltda and Santos Administração Participações S.A.

Of the aforementioned companies, except for Fibria Celulose S.A., none is part of the Company’s economic group.

Over the last five years, Mr. Geraldo Gianini was not submitted to any (i) criminal conviction, (ii) unfavorable judgment in CVM administrative proceeding or (iii) final and unappealable judgment, at the judicial or administrative level, which would have suspended or disqualified him to carry out any professional or commercial activity.

Gilsomar Maia Sebastião

Academic Background: FIPECAFI — Fundação Instituto de Surveys Contábeis, Atuariais e Financials, São Paulo, Brazil - Lato Sensu MBA in Capital Market, November 2004. MACKENZIE PRESBYTERIAN UNIVERSITY, São Paulo, Brazil - Bachelor’s Degree in Accounting, March 2001.

Professional Experience: Mr. Gilsomar Maia Sebastião is Corporate Finance Officer of TOTVS S.A., since January 2013, where he also worked as Planning Officer of TOTVS S.A. between 2009 and 2012. Formerly, he was Manager of M&A and Investors’ Relations of TOTVS S.A. between 2006 and 2007. He was  Audit Senior Manager of ERNST & YOUNG where he worked in external audit projects between 1996 and 2004.

Of the aforementioned companies, none is part of the Company’s economic group.

Over the last five years, Mr. Gilsomar Maia Sebastião was not submitted to any (i) criminal conviction, (ii) unfavorable judgment in CVM administrative proceeding or (iii) final and unappealable judgment, at the judicial or administrative level, which would have suspended or disqualified him to carry out any professional or commercial activity.

Carlito Silverio Ludwing

Academic Background: Bachelor’s Degree in Language from Faculdade de Filosofia, Ciências e Letras Dom Bosco and in Legal and Social Sciences from Faculdade de Direito de Santo Ângelo - Santo Ângel. Post- Graduated in Methodology of Higher Education from Universidade Federal do Rio Grande do Sul, Specialized in Literature from Pontifícia Universidade Católica do Rio Grande do Sul, Máster Degree in Language - Applied Linguistics from Faculdade de Filosofia, Ciências e Letras Dom Bosco and a MBA in Auditing from Fundação Instituto de Pesquisas Atuariais e Finanças.

Professional Experience: Between 1971 and 1973, served as Municipal Secretary of Administration of the Alecrim City Hall, at Rio Grande do Sul. Between 1998 and 2000, served as Auditor in Banco do Brasil S.A. Between 2003 and 2006 also served as teacher at the Audit based on Risk Course of Banco do Brasil. Served, yet, as Financial and Administrative Officer in Pará State Secretary for Education (Secretaria de Estado da Educação do Pará) from 2008 to 2009.

Mr. Carlito Silverio Ludwing was chairman of the Banco da Amazônia Audit Committee between the 2010 to 2012, and he is currently member of the referred Committee since 2009.

None of the companies above is part of the economic group of Fibria Celulose S.A.

Mr. Carlito Silverio Ludwing was not a part, in the past five years, of any adverse judgment related to (i) criminal proceeding; (ii) administrative proceeding of CVM; or (iii) res judicata, in the judicial or administrative sphere, that suspended him or made him ineligible for the performance of any professional or commercial activity of any kind.

Antônio Felizardo Leocadio

Academic Background: PUC — Pontifícia Universidade Católica de São Paulo — Master Degree in Accounting and Finance; USP — Universidade de São Paulo — MBA in Capital Market; Universidade Mackenzie — Accounting Sciences bachelor degree.

Professional Experience:  Mr. Antônio Felizardo Leocadio is CFO LATAM of Gucci América Latina since 2012, being responsible for the Company’s financial and legal areas. Previously was Controllership Officer of Walmart Brasil Ltda, between the 2008 to 2012, responsible for the accounting, controllership and SOX areas. From 2007 to 2008, Mr. Antônio Felizardo Leocadio was Accounting Manager of UBS Global Assets Management, in Canadá.  Also worked from 2004 to 2006 in Thomposon Corportion and in the 1996 to 2004 period in Ernet &Young Independent Auditors S.S.

None of the companies above, is part of the economic group of Fibria Celulose S.A.

Mr. Antônio Felizardo Leocadio was not a part, in the past five years, of any adverse judgment related to (i) criminal proceeding; (ii) administrative proceeding of CVM; or (iii) res judicata, in the judicial or administrative sphere, that suspended him or made him ineligible for the performance of any professional or commercial activity of any kind.

Maurício Aquino Halewicz

Academic Background: Bachelor’s Degree in Accounting from Universidade Federal do Rio Grande do Sul and in Economic Engineering from Universidade Presbiteriana Mackenzie. He also holds MBA diploma in Corporate Finance from Fundação Getúlio Vargas — FGV, and Post-Graduation Degree in Economic Engineering from Universidade Presbiteriana Mackenzie and specialization in administration from University of Virginia (Darden School of Business Administration).

Professional Experience: Mr. Maurício Halewicz is Chairman of the Company’s Fiscal Council since April 2013 and was audit and risk committee’s member from 2009 to April 2013. He was also alternate member of the Board of Directors of Fibria from 2009 to April 2013. Since November 2012 he is Chief financial officer of Pacific Hydro Energias do Brasil Ltda. He was formerly Investors’ Relations Officer, Controlling Officer and Controlling Corporate Superintendent of Rede Energia S.A, which he joined in 2005. Maurício was also Controller of AES Sul S.A. and Accounting Manager of Rio Grande Energia S/A, Companhia Cervejaria Brahma and KPMG Auditores.

Of the aforementioned companies, except for the Company itself, none is part of Fibria Celulose S.A. economic group

Over the last five years, Mr. Maurício Aquino Halewicz was not submitted to any (i) criminal conviction, (ii) unfavorable judgment in CVM administrative proceeding or (iii) final and unappealable judgment, at the judicial or administrative level, which would have suspended or disqualified him to carry out any professional or commercial activity.

Sérgio Mamede Rosa do Nascimento

Academic Background: Bachelor’s degree in Physics from UNIFRAN — Franca, SP. Post-Graduation Degree in System Analysis from ETUC Católica — Brasília. Post-Graduation Degree in Economic Engineering from ICAT — UDF, Brasília. MBA in Finance from IBMEC.

Professional Experience: Mr. Sérgio Mamede Rosa do Nascimento is member of the Fiscal Council of Fibria Celulose S.A. since April 2013. Since March 2011, he is administrator of the company Barra Livros e Cursos Editora Ltda. He was Tax Advisor of the companies Marisol S/A, from April 2011 to July 2012 and  Contax Participações S/A, from April 2009 to April 2011. He was member of the Board of Directors of Contax Participações S/A, from April 2006 to April 2009, and of Sola S/A Produtos Alimentícios, from February 1998 to November 1999. He was chief financial officer of Companhia de Seguros Aliança do Brasil, from October 1999 to March 2003. At Banco do Brasil, he held many positions, from 1975 to 2004, mainly: Executive Superintendent; Corporate Finance Executive Manager; andxecutive Manager at the Capital Market unit; Chief of the Financial Modeling Department; Technical Consultant to the Chairman and Assistant Chief of the area of social and economic studies. He also worked as representative of Banco do Brasil at the Superior Board of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil.

Of the aforementioned companies, none is part of the Company’s economic group.

Over the last five years, Mr. Sérgio Mamede Rosa do Nascimento was not submitted to any (i) criminal conviction, (ii) unfavorable judgment in CVM administrative proceeding or (iii) final and unappealable judgment, at the judicial or administrative level, which would have suspended or disqualified him to carry out any professional or commercial activity.

b.                                      Description of any of the following events occurred in the past five years:

i. any conviction

ii. unfavorable judgment in CVM administrative proceeding and penalties applied;

iii. any final and unappealable judgment in administrative or judicial proceeding, suspending or impeding the person from carrying out business activities.

Over the last five years, none of the aforementioned individuals was submitted to, (i) any conviction, (ii) any unfavorable judgment in CVM administrative proceeding and penalties applied or (iii) any final and unappealable judgment in administrative or judicial proceeding, suspending or impeding the person from carrying out business activities.

12.9. Inform the existence of conjugal relationship, steady union, or kinship to the second degree between:

a.                                      management of the issuer

b.                                      (i) management of the issuer and (ii) management of subsidiaries, direct or indirect, of the Company

c.                                       (i) management of the issuer or of its subsidiaries, direct or indirect and (ii) direct and indirect controllers

d.                                      (i) management of the issuer and (ii) management of direct or indirect controlling companies of the company

Not applicable to the election of candidates to the Company’s Fiscal Council.

12.10. Inform about the reporting relationships, service provision or control maintained, in the last 3 fiscal years, between the Managers of the Company and:

a) Company controlled directly or indirectly by the issuer

b. Issuer’s direct or indirect controller

c.                                       if relevant, supplier, customer, debtor or creditor of the issuer, of its subsidiary or controlling companies or subsidiaries of any of such persons

Not applicable to the election of candidates to the Company’s Fiscal Council.

ATTACHMENT V - MANAGEMENT REMUNERATION (Item 13 of CVM Instruction 480/2009)

13.                               Management remuneration

13.1.                     Describe the remuneration policy or practice of the Board of Directors, the Statutory and Non-Statutory Boards, the Fiscal Council, the Statutory Committees and the Audit, Risk, Financial and Remuneration Committees, covering the following aspects

a.                                      Purposes of the remuneration policy or practice

The purposes and assumptions of the remuneration policy adopted by the Company and its subsidiaries for its managers — Members of the Board of Directors, the Statutory and Non-Statutory Officers and the members of the Fiscal Council are as follows:

•                  To attract, retain and motivate the directors, providing the necessary conditions for the development and implementation of the Company’s business strategies;

•                  To align the interests of directors, shareholders and of the Company in order to create value for Fibria on a sustainable basis;

•                  To motivate and reward the performance both of individual as well as of directors, taking into account the attainment of financial and strategic targets of the Company;

•                  To reflect the Company’s culture and values: ethics, soundness, respect, entrepreneurship and union;

•                  To provide its directors with remuneration levels that are competitive with those practiced by the selected markets;

•                  To provide a suitable balance between short and long-term, fixed and variable remunerations, according to the Company’s culture; and

•                  To allow communication between the directors, the Company and its employees as to the understanding and adoption of the remuneration policy.

The bases of the remuneration policy — fixed and variable — are maintained in accordance with market surveys selected by independent external companies.

b.                                      Composition of remuneration, indicating:

i.                                          Description of the remuneration elements and purposes of each of them

Board of Directors

The remuneration of the members of the Company’s Board of Directors and of its subsidiaries is based solely on fixed monthly remuneration (without prejudice to additional fixed remuneration, in case the member of the Board of Directors also participates of committees).

Only the Chairman of the Board of Directors receives the direct and indirect Health Care benefit. The other members are not eligible to the Health Care benefit.  This practice, adopted in the years 2011, 2012 and 2013 is also expected to be applied in 2014.

It is worth noting that the members elected to the Company’s Board of Directors appointed by the shareholder BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), signor of the Shareholders’ Agreement of the Company signed on 10. 29.2009, have waived the right to receive remuneration for the exercise of the function. Only one member, not executive, appointed by BNDESPAR receives monthly fixed remuneration. The members of the Board of Directors appointed by Votorantim Industrial S.A. (“VID), signor of the aforementioned  Shareholders’ Agreement, who had also waived the remuneration for the exercise of the function, began to receive it on May 2013.

It is also worth noting that for the members of the Board of Directors there is no policy or practice of variable remuneration or stock-based remuneration, for the years 2011, 2012 and 2013 nor for 2014.

The value of fixed remuneration of the Board of Directors was defined on the basis of market survey conducted by an external and independent company, which had as parameters organizations of same size of the Company, operating in Brazil, Europe and in the United States. After the definition of the global remuneration values defined by the Shareholder’s Meeting, the individual remuneration policy and the value attributed to each member of the Board of Directors were defined and approved in a meeting of said Body.

Statutory and Non-Statutory Executive Board

The total remuneration of the Statutory and Non-Statutory Executive Board of the Company and of its subsidiaries is composed of the following items:

•                                           Fixed remuneration: aimed at recognizing and reflecting the value of the position internally and externally (market), as well as the individual performance, experience, background and knowledge of the executive (for further information, see item 13.1 b III, Fixed remuneration).

•                                           Benefits: aimed at complementing the official social security benefits and offering higher security to the statutory and non-statutory executive officers, allowing them to maintain the focus on the performance of their respective functions. The benefits granted are: Health Care, Dental Care, Group life insurance, Vehicle, Private Pension Plan, Vacation, 13th salary, FGTS, Pension plan, Post-employment and end of the exercise of the position. The purpose of the benefits is to guarantee the competitiveness of remuneration practices, so as to attract and retain quality professionals in key positions (for further information, see item 13.1 b III, Benefits). There is no other benefit other than the ones described in this paragraph.

•                                           Variable remuneration: aimed at rewarding for the attaining and exceeding of individual and the Company’s targets, aligned to the budget, strategic planning, market and, on special and sporadic basis, by obtaining synergies in the process of integration of Votorantim Celulose e Papel S.A. - VCP (former name of the Company) and Aracruz Celulose S.A. (“Aracruz”), in the formation of Fibria (for further information, see item 13.1 b III, Variable remuneration and Synergies reward).

•                                           Long-Term Incentive Plan: the purpose is to reinforce the levels of retention of key executives and to align their interests with those of the shareholders, in the creation of value through consistent and long-term results. This plan was approved by the Board of Directors on August 25, 2010 (for further information, see item 13.1 b III, Long-Term Incentive Plan).

•                                           Termination Bonus: Executive officers are entitled to a termination bonus. However, on the date of this Reference Form, there is no contractual arrangement of termination bonus to the Executive Board. (for further information, see item 13.1 b III, Termination Bonus).

•                                           Invested Variable remuneration: this program considers the  possibility of the Statutory and Non-Statutory Executive Board allocating part of the gain from the Variable remuneration Program, on individual and spontaneous basis, to the growth of value of the company measured by the value of its share in the two-year period.

•                                           Deferred Bonus: Bonus to be paid in Reais, as approved by the Board of Directors on July 10, 2013 and February 26, 2014, under a retention plan, subject to managers employment with the Company for a minimum period three years.

The Board of Directors may, also, grant or establish extraordinary rewards to Statutory and non-statutory executive officers, in view of specific targets related to big projects or given events. Variable remunerations of this type are reported in this Form in item 13.2.(c ) “i”, under the category “others”.

Based on the above listed assumptions, the Company regularly takes part in surveys that are carried out by specialized consulting firms, and uses the results of these surveys to align the fixed remuneration paid to its Officers (salaries, fees and benefits) with the average remuneration found in the market, and with the direct remuneration (salaries, fees, variable remuneration and long-term incentives) with the third quartile - 75 percentile, statistical measures used in the preparation of remuneration policy by remuneration consulting companies so as to align the remuneration of executives of a given company with the market with which it will compare, according to the result obtained in these surveys. It is worth noting that the payment of short and Long-Term variable remuneration values aligned with the market third quartile is subject to the targets set out in the Company’s business plan at the 400 performance level being exceeded, measure used by the company which ranges from 100 to 500 for evaluation of the targets contracted for payment of variable remunerations related to the year. The 400 performance level corresponds to the average between the target to be attained and the stretch.

The panel of research companies that make up the market base for the Company is selected taking into account one or more of the following characteristics:

•                                           Size (billing) similar to that of the Company;

•                                           Industries of different sectors, but mainly of producers of commodities;

•                                           National capital companies and subsidiaries of foreign companies leaders in their respective segments of operation; and

•                                           Remuneration practices consistent and renowned in the market.

Fiscal Council

The remuneration of the Company’s Fiscal Council Board, for the years 2011, 2012 and 2013, was based only on fixed remuneration without any direct or indirect benefit.

The monthly remuneration of the Fiscal Council, as provided for in § 3 of article 162 of Law No. 6.404/76 is established in an amount equivalent to, at least, 10% of the monthly average remuneration of each Officer of the Company, not computing benefits, representation values and profit sharing.

The remuneration of the Chairman of the Fiscal Council is around 45% higher than the value received by the other members of the Board. This is due to his additional assignments of preparing and presiding the meetings of the Fiscal Council and is in accordance with salary market surveys requested by the Company to the firm specialized in remuneration of executives. The Company’s policy sets forth that the monthly fixed remuneration (excluding benefits and variable remuneration) of the Chairman of the Fiscal Council cannot exceed 20% of the average monthly remuneration of the Company’s executive officers.

It was not part of the remuneration policy of the Fiscal Council for the years 2011, 2012 and 2013, and neither is it expected for 2014, any type of variable remuneration, Post-employment benefits or motivated by the end of the exercise of the position, or stock-based remuneration.

Audit and Risks Committee

The Audit and Risks Committee of the Company was extinguished in April 2013, due to the creation and installation of the Statutory Audit committee.

Therefore, the Audit and Risks committee’s members were remunerated only up to April 2013, including.

The members of the Committee received only fixed remuneration, without any direct or indirect benefit.

The remuneration was established based on data of the survey conducted by a firm specialized in remuneration, so as to equalize the remuneration of the members of the Committee with the market practice. In the years 2011, 2012 and 2013 only the coordinator of the Committee received a differentiated  remuneration in view of his responsibilities and assignments. Accordingly, the coordinator received a monthly fixed value 50% higher than the remuneration of the other members of the Committee.

It was not part of the remuneration policy of the Audit and Risks committee for the years 2011, 2012 and 2013, any type of variable remuneration, direct, indirect or post-employment benefits or motivated by the end of the exercise of the position, or stock-based remuneration of the Company.

Finance Committee

Composed of Fibria’ executives, members of the Company’s Board of Directors and other members appointed by the shareholders. All the members of the Finance Committee began to receive in May 2013 their remuneration based only on fixed remuneration, without any direct or indirect benefit.

People and Remuneration Committee

The members of the People and Remuneration Committee receive only monthly fixed remuneration, without any direct or indirect benefit, which is established based on the comparison with their market peers in accordance with survey conducted by a firm specialized in remuneration.

The members appointed by the shareholder VID, which are part of this People and Remuneration Committee, began to receive remuneration on May 2013.

Two members of this Committee, who are also regular members of the Board of Directors, receive an additional monthly fixed value, which is part of the annual fixed remuneration of the Board of Directors, under the heading “remuneration for participation in committees” — following the segregation determined by CVM Instruction 480 -, as previously mentioned in item 13.1.b.i - Board of Directors.

The members who are not part of the Board of Directors receive a monthly fixed remuneration, as mentioned in the first paragraph of this section.

It was not part of the remuneration policy of the People and Remuneration Committee for the years 2011, 2012 and 2013, and neither is it expected for 2014, any type of variable remuneration, post-employment benefits or motivated by the end of the exercise of the position, or stock-based remuneration of the Company.

Sustainability Committee

All the members of the Sustainability Committee receive annual fixed remuneration, established with the advisory of a firm specialized in remuneration for lecturers or professors per work day. No direct or indirect benefit is granted to the members of this Committee.

The remuneration of the members of this Committee is fixed at an annual value that was established considering an estimate of 3 meetings per year. However, this value does not change if, during the year, a higher or lower number of meetings is held.

The members of this Committee appointed by the shareholders VID and BNDESPAR waived the receipt of any remuneration.

It was not part of the remuneration policy of the Sustainability Committee for the years 2011, 2012 and 2013, and neither is it expected for 2014, any type of variable remuneration, post-employment benefits or motivated by the end of the exercise of the position, or stock-based remuneration of the Company.

Innovation Committee

The members of the Innovation Committee are entitled to a monthly fixed remuneration, without any direct or indirect benefit, which is established based on the comparison with their market peers in accordance with survey conducted by a firm specialized in remuneration.

The members appointed by the shareholders VID and BNDESPAR who are part  of this Innovation Committee began to receive remuneration on May 2013.

The members of this Committee who are also members of the Board of Directors receive an additional monthly fixed value, which is part of the annual fixed remuneration of the Board of Directors, under the heading “remuneration for participation in committees” - following the segregation determined by CVM Instruction 480 -, as previously mentioned in item 13.1.b.i - Board of Directors.

Statutory Audit Committee

The Statutory Audit Committee was approved by the Annual and Extraordinary Shareholder’s Meeting held on 04.26.2013 and its members were elected by the Board of Directors on 05/27/2013. The members of the Statutory Audit Committee are entitled to a monthly fixed remuneration, without any direct or indirect benefit, which is established based on the comparison with their market peers in accordance with survey conducted by a firm specialized in remuneration.

It was not part of the remuneration policy of the Statutory Audit Committee for the year 2013, and neither is it expected for 2014, any type of variable remuneration, Post-employment benefits or motivated by the end of the exercise of the position, or stock-based remuneration of the Company.

ii) Percentage of each element in the total remuneration:

Year-end 2013

Remuneration elements	Board of Directors.	Fiscal Council	Statutory Executive Officers.	Non- Statutory Executive Officers.	Audit/Risk Committee(4)	Personnel Committee	Finance Committee	Sustainability Committee.	Innovation Committee	Est/Aud Committee.
Fixed remuneration	100%	100%	20%	53%	100%	100%	100%	100%	100%	100%
Benefits (1)	0%	0%	13%	14%	0%	0%	0%	0%	0%	0%
Variable Remuneration (2)	0%	0%	32%	26%	0%	0%	0%	0%	0%	0%
Long-Term Incentive Plan (3)	0%	0%	35%	7%	0%	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Legend:

(1)             Benefits herein included, when entitled:

a.                  Health and/or Dental Care

b.                 Life Insurance

c.                  Vehicle and related expenses

d.                 Private Pension Plan

e.                  Vacation, 13th salary, FGTS, Pension plan

f.                   Post-employment

g.                  Cessation of exercise of the position

(2)             The amount related to variable remuneration herein informed refers to the amount recognized in 2013, to be paid on February 28, 2014.

(3)             In 2013, as detailed in note 29 to the Standardized Financial Statements of 2013, the fair value of the options on December 31, 2013 was R$ 27,90. Additionally, as mentioned in 13.1(b) (iii) — long-term incentives, only Statutory and non-statutory executive officers are eligible to this remuneration.

(4)             The Audit and Risks Committee of the Company was extinguished in April 2013, in view of the creation and installation of the Statutory Audit Committee. Therefore, the Audit and Risks Committee’s members were remunerated only up to April 2013, including.

Note:

In the column of the Board of Directors, benefits correspond to Health Care granted only to the Chairman of the Board of Directors and post-employment benefit. For the Statutory and Non-Statutory Executive

Board, they correspond to all direct and indirect benefits mentioned above.

Year of 2014 (Forecasting)

Remuneration elements	Board of Directors	Fiscal Council	Statutory Executive Officers	Statutory Executive Officers
Fixed remuneration	100%	100%	19%	18%
Benefits (1)	0%	0%	17%	16%
Variable Remuneration (2)	0%	0%	64%	66%
Long-Term Incentive Plan (3)	0%	0%	0%	0%
Total	100%	100%	100%	100%

Legend:

(1)         Benefits herein included, when entitled:

a.              Health and/or Dental Care

b.              Life Insurance

c.               Vehicle and related expenses

d.              Private Pension Plan

e.               Vacation, 13th salary, FGTS.

f.                Post-employment

g.               Cessation of exercise of the position

(2)         Values related to variable remuneration may vary according to the target  to be attained. The columns of the Statutory Executive Board were divided into two, as follows:

a.              Target: refers to the target amount, which denotes that the result achieved was a good one according to the performance indicators. Corresponds to the so-called “target 300” or “target”

b.              Maximum target: refers to the maximum amount to be achieved, if all the indicators related to that target are surpassed, according to their most challenging forecast. This corresponds to an outperformance target, which is also known as “target 500” or “stretch”.

(3)         Plan approved by the Board of Directors on April 28, 2010 and reviewed on December 13, 2012.

In regard to the People and Remuneration Committee and the Sustainability and Innovation Committees, the fixed remuneration received by their members (except for those who waived it, as mentioned above), corresponds to 100% of  total remuneration, that is, these individuals do not receive variable remuneration or benefits neither are they part of the Long-Term Incentive Plan.

Management remuneration values do not include members who are also part of the Audit and Risks, Personnel and Remuneration and Sustainability Committees, in the global amount of R$ 908 thousand in 2011, R$ 917 thousand in 2012 and R$ 1,286,040.00 in 2013.

The members of the Finance Committee, as mentioned above, receive fixed remuneration or any other type of fixed or variable remuneration, direct or indirect, in view of the performance of their activities in that committee.

iii.                                  Methodology of calculation and adjustment of each element of the remuneration

Fixed remuneration

Fixed remuneration is calculated and adjustmentd considering the following parameters:

•                       Market data for similar positions of responsibilities obtained from salary surveys and considering the Company’s strategy for fixed remuneration (average);

•                       Value of the position internally, that is, in relation to positions of other areas (internal equity);

•                       Individual performance according to evaluation system adopted by the Company;

•                       Experience and maturity of the executive in the position held; and

•                       Other eventual factors, such as executives of high potential for succession, retention risks, specific abilities and competences that are few in the market.

Market data was obtained from salary surveys conducted by a firm specialized in remuneration, hired by the Company, considering a group of relevant companies comparable in relation to size, sector and source of capital.

Benefits

Benefits are determined and adjusted on the basis of market  practice and in conformity with the positioning desired by the Company (average). Market data was obtained from salary surveys conducted by a firm specialized in remuneration, hired by the Company, considering a group of relevant companies comparable in relation to size, sector and source of capital.

The table below shows the benefits granted to each statutory body:

Year of 2013

Executive Officers and Non-Statutory	Board of Directors	Fiscal Council
Health Care	Health Care (1)	N/A
Dental Care (1)	N/A	N/A
Group life insurance	N/A	N/A
Vehicle (2)	N/A	N/A
Private Pension Plan	N/A	N/A
Vacation / 13th monthly wage / FGTS/ Social Security	N/A	N/A

Legend:

(1)         Only for directors whose agreements include such benefit.

(2)         Includes driver and vehicle expenses for directors whose agreements include such benefit.

Year of 2014 (Forecasting)

Executive Officers and Non-Statutory	Board of Directors	Fiscal Council
Health Care	Health Care (1)	N/A
Dental Care (1)	N/A	N/A
Group life insurance	N/A	N/A
Vehicle (2)	N/A	N/A
Private Pension Plan	N/A	N/A
Vacation / 13th monthly wage / FGTS/ Social Security	N/A	N/A

Legend:

(1)         Only for directors whose agreements include such benefit.

(2)         Includes driver and vehicle expenses for directors whose agreements include such benefit.

Besides the direct benefits mentioned, the Company hires, for its directors, executives and persons with powers of management, a civil liability insurance (Directors & Officers - “D&O”), whose policy cost in 2013 is US$ 1,264,281.77 (gross per year). However, because the premium paid of civil liability insurance

(“D&O”) covers many executives and persons with powers of management, including among them (on a non specific or segregated manner) its Directors, the Company is not able to individually determine the values paid in favor of  directors. Therefore, this item was not included in the remuneration tables of this reference form.

Variable Remuneration

The variable remuneration of the Statutory and Non-Statutory Executive Board is based on the profit sharing concept, where a reward target (‘target’ or ‘300 target’) is set in salary multiples and based on the company’s remuneration philosophy, to which pre-established targets are associated. The so-called “500 target” corresponds to the “stretch” or outperformance target”, which results in a 50% greater bonus than that paid in relation to the “300 target” or “target”. Targets are defined for financial and strategic indicators, and weighted in the following categories: (i) company; (ii) area; and (iii) individual. The indicators are reviewed every year, according to the Company’s  business strategies. For 2011, 2012 and 2013, the CVA (Cash Value Added) and the FCL (Free cash flow) were defined as financial metrics. The financial targets are based on the budget approved by the Board of Directors. The degree to which targets have been achieved is assessed at the end of the fiscal year and the resulting bonus is calculated, using a cumulative weighted formula. The final bonus may vary from 0 to 150% of the target. The bonus is paid in the month of February in the year following that used as the basis for assessing the results. In February 2012 this program was reviewed and approved by the Board of Directors.

Invested Variable Remuneration

This program considers the possibility of the Statutory and Non-Statutory Executive Board allocating part of the gain from the Variable remuneration Program, on individual and spontaneous basis, to the growth of value of the company measured by the value of its share in the two-year period. The value invested will evolve in accordance with the evolution of the share value.

Synergies Awards

Besides the Variable remuneration, the Statutory and non-statutory executive officers of Fibria are eligible to a program of extra reward, linked to gains obtained by the Company through opportunities of synergies identified during the process of merger of Aracruz Celulose S.A.

The program seeks to ensure the obtaining of synergies mapped (so understood every cost reduction /Capex or revenue increase that has occurred or that will occur in view of the integration between the activities of the formely VCP — currently, Fibria - and Aracruz) up to December 2013, fomenting and rewarding the work as a team, the high performance and the operational and organizational efficiency in all the areas of the Company.

The maximum number of salaries that each executive may receive varies in accordance with the area where he/she operates. Areas with major impact on the obtaining of synergies have as maximum reward the payment of up to 8.5 salaries in a period of 4 years. Areas with major impact on the obtaining of such synergies will have as maximum reward up to 6.375 salaries in a period of 4 years.

The reward program will last 4 years with the following calculation and disbursement: (i) in 2010, equivalent to 50% of the target, of which 20% paid in 2011, 20% in 2012 and 10% in 2014; (ii) 2011, equivalent to 20% of the target, of which 10% paid in 2012 and 10% in 2013; (iii) in 2012, equivalent to 20% of the target, of which 10% paid in 2013 and 10% in 2014; and (iv) in 2013, equivalent to 10% of the target,  which was paid in 2014. In the years ended on December 31, 2013, 2012 and 2011, the targets were fully met.

The members of the Board of Directors and Fiscal Council and the  Advisory Committees to the Board of Directors are not eligible to the variable remuneration.

Long-Term Incentives

Only the Statutory and non-statutory executive officers are eligible to the Long-Term Incentive Plan.

Under the new context of Fibia, since 2009 it was decided to establish a Long-Term Incentive Plan for the Statutory and Non-Statutory Executive Board. The Plan was approved by the Board of Directors on April 28, 2010, known as 2009 and 2010 programs. The plan is based on a financial reward called “option”(1), based on the valuation of the Company in the Long-Term, measured by variation of Fibria’s share price on the stock market. Under the proposed plan, every year the Board of Directors, assisted by the People and Remuneration Committee, may create new grants of the plan (“programs”), determining the eligible Statutory and non-statutory executive officers, the number of options granted and the values involved. The plan was reviewed and approved in February 2012, the value receivable is based on the average price of the share on the stock market in the 3 (three) months prior to the granting date. To exercise their options, the executive should respect a grace period of 3 years, during which he/she should remain in the Company. Exceptionally, the first grant named program 2009 has a rescheduled lock-up period, being acquired the right to the exercise on 1/3 per year as of 2010. In case of termination during this period, specific rules will apply to the options, according to the situation. After the grace period, the executive will have more than 5 years to exercise his/her options. All the options not exercised within this period will expire. The potential gain of the executive will be the difference between the average price of the share in the 3 months prior to the exercise date and the exercise value, multiplied by the number of options granted. At each grant, the

(1)  “Option”, such as referred to in this Reference Form, is mererely a right to the long-term remuneration, not to be mistaken by option of purchase of shares, since the Company does not adopt the remuneration policy known as “stock option”.

Board of Directors will establish a minimum appreciation target for the share, below which there will be no reward. The maximum reward is limited to two times the target reward (“target”), according to the Company’s remuneration strategy.

Withdrawal Bonus

The Statutory Executive Officers are eligible to a bonus for termination, contractually ratified upon integration between Aracruz and the then VCP. However, on the date of this Reference Form, there is no contractual arrangement providing for Termination Bonus. For a more detailed discussion of this proceeding, see item 13.12.

iv.                                   Reasons for the remuneration composition

Board of Directors Remuneration

In respect to the remuneration of the members of the Board of Directors, the main purposes are to attract Directors with suitable reputation and profiles, providing them the conditions necessary for performance of duties.

Statutory and Non-Statutory Executive Board Remuneration

The remuneration of the Statutory and Non-Statutory Executive Board, both in respect to the items that compose it as well as the weight of each one, reflects:

•                  The competitiveness with the practice of a market composed of selected companies, so as to attract and retain executives with the required qualifications;

•                  The possibility to associate a significant portion of the total remuneration to the Company’s results;

•                  The search for equilibrium between the different portions of remuneration, so as to foment the generation of short, medium and Long-Term results, within moderate risk levels; and

•                  The possibility of balancing short and Long-Term variable remuneration, aimed at the generation of sustainable annual results which would result in creation of value to the shareholders.

Fiscal Council Remuneration

In respect to remuneration of Fiscal Council members, the main purposes are to attract Directors with suitable reputation and profiles, providing them the conditions necessary for performance of duties, observing the limits defined by the legislation in force.

Committees Remuneration

In respect to remuneration of the Committees’ members, the main purposes are to attract Directors with suitable reputation and profiles, providing them the conditions necessary for performance of duties.

c) Main performance indicators considered in the determination of each remuneration element

In the case of Statutory and Non-Statutory Executive Officers:

•                  The fixed remuneration is adjusted every year on the basis of market survey, on the Company’s results and on individual performance, the latter referenced in specific targets;

•                  The annual variable remuneration depends on financial and strategic indicators, defined every year by the Board of Directors, according to the Company’s business plan. For the years 2011, 2012, 2013 and forecast for 2014, the corporate indicators (not individual) established are Cash Value Added, Discounted Cash flow, Synergies and Occupational security.

•                  The new Long-Term Incentive Plan is directly related to the Company’s share price, that is, its market value.

•                  The invested variable remuneration plan is directly related to the evolution of the Company’s share value.

The members of the Board of Directors are only eligible to fixed remuneration, in conformity with market practice, and not subject to the performance indicators. The rationale for this model is:

•                  The members of the Board of Directors need total independence to analyze the Executive Board’s Proposals. This avoids remuneration systems that might generate conflict of interests; and

•                  The members of the Board of Directors are professionals with vast experience and reputation renowned in the market, with history of professional success.

The Fiscal Council and Committees members also receive only fixed remuneration, therefore without effects of performance indicators, incompatible with the duties of that Body.

d.                                      How the remuneration is structured to reflect the performance indicators evolution

In the case of the Statutory and Non-Statutory Executive Board:

•                  The fixed remuneration is adjusted every year on the basis of market survey, on the Company’s results and on individual performance, the latter referenced in specific targets;

•                  As detailed in item 13.1.b, the Variable remuneration of the Statutory and Non-Statutory Executive Board is based on the concept of profit sharing, where there is target reward (“target”) established in salary multiples and based on the Company’s remuneration philosophy, to which the preestablished targets are associated. The targets are determined in terms of weighted financial and strategic indicators for the categories: (i) company; (ii) department or area; and (iii) individual. For each indicator, there is a bracket of targets, which is correlated to a bracket of rewards. The central point of the bracket (“target 300”) corresponds to the target reward (“target”), which is paid in the event of complete attainment (100% of the targets). In case of outperformance, the reward grows up to the limit of 150% of the target (“target 500” or “stretch”). There is a bracket of tolerance below the targets, up to a minimum (“target 100”), below which there is no reward;

•                  The Long-Term Incentive Plan is directly related to the Company’s share price, that is, its market value.

•                  The invested variable remuneration plan is directly related to the evolution of the Company’s share value.

According to the Plan, the number of options granted is calculated so that the executive will hold only the target award established in politics if a target valuation of the Company, established by the Board of Directors, is reached. In the event of the goal, the prize will grow proportionally to the extent of 200% of the target (“target”).

The members of the Board of Directors, Fiscal Council and Committees are only eligible to fixed remuneration, therefore without effects of performance indicators.

e.                                       How the remuneration policy or practice is aligned with the interests of the short-, medium- and long-term issuer

The purposes of the Company’s remuneration strategy are to attract, retain and motivate qualified professionals for the creation and implementation of business strategies approved by the shareholders, which would create sustainable value. The annual variable remuneration plan links the rewards to financial growth metrics, results and value, of short and medium-term (CVA e FCL). The Long-Term Incentive Plan, approved by the Board of Directors on August 25, 2010, consists in a cash reward based on the valuation of the Company, according to the variation of its share price on stock exchange, and after the predetermined period. Although this plan does not provide for the effective negotiation of shares, it links remuneration to the future growth of the Company’s market value, that is, the valuation of shares over the long term. This, in turn, is directly dependente upon the growth and sustainability of annual results, among other factors.

Accordingly, the purpose of the remuneration policy described in this item 13.1 of the Reference Form is to motivate employees to seek better yield of the investments and projects developed by the Company, aligning the interests of employees with the interests of the Company. In the short term, the Company seeks the alignment of interests by means of salaries and package of benefits compatible with market levels. In the medium term, through payment of bonus and profit sharing to given employees, seeking to reward the achievement and surpassing of individual as well as Company’s targets, aligned with the budget, strategic planning, market and for achieving synergies in the process of integration between VCP and Aracruz. Finally, on a long-term basis, the Company seeks to retain qualified professionals based on the grant of financial awards taking into account the appreciation of the Company’s long-term plan.

f.                                        Existence of remuneration borne by subsidiaries, direct or indirect controlling or controlled companies

Three directors of the Company, who also participate in the Board of Directors of Veracel, received global remuneration in the amount of R$16,000.00 (sixteen thousand Reais) in 2011. There was no payment by subsidiaries in 2012 and 2013.

g) Existence of any remuneration or benefit bound to the occurrence of a certain corporate event, such as the disposal of the issuer’s controlling interest:

It was not established in the Company’s directors’ agreements remuneration or benefit associated to corporate events. However, according to the remuneration policy of the Company, the Board of Directors may, by liberality, approve rewards, if deemed necessary.

13.2.                     Regarding the Board of Directors, statutory executive board and the Fiscal Council recognized remuneration in the results from the last 3 fiscal years and to the foreseen for the current fiscal year, prepare a table with the following contente:

a.                                      body

b.                                      number of members

c.                                       remuneration segregated into:

i.                                          annual fixed remuneration, segregated into:

Salary or pro-labore

•                                            direct and indirect benefits

•                                            participation in committees remuneration

•                                            other

ii.                                      Variable remuneration, segregated into:

•                                            bonus

•                                            profit sharing

•                                            remuneration for participation in meetings

Commissions

•                                            other

Post-employment benefits

benefits from ceasing to hold the position

Stock-based remuneration

Total remuneration of the Board of Directors, Statutory Executive Board and the Fiscal Council of 2011

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of Members	6,58	10,92	2,92	20,42
Annual Fix ompensation	1.998.998,70	10.764.725,82	399.091,92	13.162.816,44
Base salary (“Fix”)	1.540.250,00	6.644.703,61	332.576,60	8.517.530,21
Direct and indirect benefits	6.698,70	2.533.001,05	0,00	2.539.699,75
Remuneration based on Committees	120.000,00	0,00	0,00	120.000,00
Other	332.050,00	1.587.021,16	66.515,32	1.985.586,48

Description of Other (fixed remunerations): Refers to INSS employer’s contribution collected over base fees of year 2011

Annual Variable Remuneration	0,00	8.287.158,35	0,00	8.287.158,35
Bonus (“Variable Remuneration”)	0,00	8.001.842,44	0,00	8.001.842,44
Profit sharing	0,00	0,00	0,00	0,00
Remuneration based on participation in meetings	0,00	16.000,00	0,00	16.000,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	299.704,92	0,00	299.704,92

Description of Other (variable remunerations): For the year 2011 refers to the INSS contribution over Variable remuneration.

Post-employment benefits	137.635,20	6.153,40	0,00	143.788,60
benefits from ceasing to hold the position	0,00	8.223.787,29	0,00	8.223.787,29
Stock-based compensation	0,00	0,00	0,00	0,00
Total	2.136.633,90	27.312.213,87	399.091,92	29.847.939,69

Bonus (“Variable Remuneration”): Refers to Variable remuneration and  synergies.

Remuneration for participation in Meetings: Refers to the remuneration of three directors of Fibria who participate in the Board of Directors of Veracel.

Post-employment benefits: Refers to the extension of Health Care, for a few months after termination of employment relationship, to former executive officers who have left the Company and one former member of the Board of Directors who receives monthly remuneration.

Benefits for cessation of exercise of the position: Refers to values of  terminations with INSS and FGTS benefits.

Number of members: The number of members of each body was elaborated in accordance to the form set forth in the Ofício-Circular/CVM/SEP/N.º 01/2014.

Total remuneration of the Board of Directors, Statutory Executive Board and the Fiscal Council of 2012

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	5,00	11,08	3,00	19,08
Annual Fixed remuneration	2.919.104,89	12.401.630,10	432.671,90	15.753.406,90
Base salary (“Fix”)	2.274.999,96	7.173.660,06	360.559,92	9.809.219,94
Direct and indirect benefits	15.104,94	3.186.557,88	0,00	3.201.662,82
Remuneration based on Committees	145.000,00	0,00	0,00	145.000,00
Other (c.i)	483.999,99	2.041.412,16	72.111,98	2.597.524,13

Description of  Other (fixed remunerations): Refers to INSS employer’s contribution collected over base fees of year 2012

Annual Variable Remuneration	0,00	12.455.450,60	0,00	12.455.450,60
Bonus (“Variable Remuneration)	0,00	12.172.316,85	0,00	12.172.316,85
Profit sharing	0,00	0,00	0,00	0,00
Remuneration based on participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other (c.ii)	0,00	283.133,75	0,00	283.133,75

Description of Other (variable remunerations): For the year 2012 refers to INSS contribution over Variable remuneration.

Post-employment benefits	137.635,20	35.464,45	0,00	173.099,65
Benefits from ceasing to hold the position	0,00	2.838.775,67	0,00	2.838.775,67
Stock-based compensation	0,00	471.398,22	0,00	471.398,22
Total	3.056.740,09	28.202.719,04	432.671,90	31.692.131,04

Bonus (“Variable Remuneration”): Refers to variable remuneration and synergies .

Post-employment benefits: Refers to the extension of Health Care, for a few months after termination of employment relationship, to former executive officers who have left the Company and one former member of the Board of Directors who receives monthly remuneration.

Benefits for cessation of exercise of the position: Refers to values of  terminations with INSS and FGTS benefits.

Stock-based compensation: refers to forecast for the year.

Number of members: The number of members of each body was elaborated in accordance to the form set forth in the Ofício-Circular/CVM/SEP/N.º 01/2014.

Total remuneration of the Board of Directors, Statutory Executive Board and the Fiscal Council of 2013

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	7,00	11,00	3,00	21,00
Annual Fix Remuneration	3.596.019,73	9.372.401,32	424.186,64	13.392.607,69
Base salary (“Fix”)	3.287.756,61	6.554.694,00	424.186,64	10.266.637,25
Direct and indirect benefits	16.263,12	2.706.399,72	—	2.722.662,84
Remuneration based on Committees	292.000,00	—	—	292.000,00
Other (c.i)	—	111.307,60	—	111.307,60
Annual Variable Remuneration	0,00	16.903.723,23	0,00	16.903.723,23
Bonus (“Variable Remuneration”)	0,00	16.903.723,23	0,00	16.903.723,23
Profit sharing	0,00	0,00	0,00	0,00
Remuneration based on participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other (c.ii)	0,00	0,00	0,00	0,00
Post-employment benefits	9.558,00	11.372,36	0,00	20.930,36
Benefits from ceasing to hold the position	0,00	1.586.981,23	0,00	1.586.981,23
Stock-based compensation	0,00	5.424.743,93	0,00	5.424.743,93
Total	3.605.577,73	33.299.222,07	424.186,64	37.328.986,44

Bonus (“Variable Remuneration”): Refers to variable remuneration and synergies.

Post-employment benefits: Refers to extension to one former member of the Board of Directors who receives monthly remuneration.

Benefits for cessation of exercise of the position: Refers to values of  terminations with FGTS benefits.

Stock-based compensation: refers to the recognized value of grants of 2013.

Number of members: The number of members of each body was elaborated in accordance to the form set forth in the Ofício-Circular/CVM/SEP/N.º 01/2014. The forecast of management remuneration values does not include the members of the Audit and Risk  Committees, Sustainability and Statutory Audit Committees in the global estimated amount of R$ 1,286,040,00.

Total remuneration of the Board of Directors, Statutory Executive Board and the Fiscal Council estimated for 2014

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8,00	11,00	3,00	22
Annual Fix remuneration	4.854.000,00	15.541.746,06	456.000,00	20.851.746,06
Base salary (“Fixed”)	4.500.962,40	7.914.054,09	456.000,00	12.871.016,49
Direct and indirect benefits	17.037,60	7.509.843,91	—	7.526.881,51
Remuneration based on committees	336.000,00	—	—	336.000,00
Other (c.i)	—	117.848,06	—	117.848,06
Annual variable remuneration	—	30.122.008,21	—	30.122.008,21
Bonus (“Variable remuneration”)	—	30.122.008,21	—	30.122.008,21
Profit sharing	—	—	—	—
Remuneration based on participating in meetings	—	—	—	—
Commissions	—	—	—	—
Other (c.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Benefits from ceasing to hold the position	—	—	—	—
Stock-based compensation	—	—	—	—
Total	4.854.000,00	45.663.754,27	456.000,00	50.973.754,26

Number of members: The number of members of each body was elaborated in accordance to the form set forth in the Ofício-Circular/CVM/SEP/N.º 01/2014.

Stock-based compensation: forecast for the fical year.

d.                                      Value, per Body, of the remuneration of the Board of Directors,  Statutory Executive Board  and the Fiscal Council

Year	2011	2012	2013	2014 (Forecast)
Board of Directors	2.136.633,90	3.056.740,09	3.605.577,73	4.854.000,00
Statutory Executive Board	27.312.213,87	28.202.719,04	33.299.223,07	45.663.754,27
Fiscal Council	399.091,92	432.671,90	424.186,64	456.000,00
Total	29.847.939,69	31.692.131,04	37.328.987,44	50.973.754,27

e.                                       Total remuneration of the Board of Directors, Statutory Executive Board and the Fiscal Council

Total Remuneration	2011	2012	2013	2014 (Forecast)
Total (Board of Directors, Fiscal Council and Statutory Executive Board)	29.847.939,69	31.692.131,04	37.328.987,44	50.973.754,27

13.3.       Regarding the Board of Directors, statutory executive board and the Fiscal Council variable remuneration from the last 3 fiscal years and to the foreseen for the current fiscal year, prepare a table with the following content:

a.                                      body

b.                                      number of members

c.                                       in relation to bonus:

Minimum value established in the remuneration plan

Maximum value established in the remuneration plan

Estimated value established in the remuneration plan in the event the targets are met

iv.                                   real value recognized in the income from the last 3 fiscal years

d.                                      in relation to profit sharing:

Minimum value established in the remuneration plan

Maximum value established in the remuneration plan

Estimated value established in the remuneration plan in the event the targets are met

iv.                                   real value recognized in the income from the last 3 fiscal years.

Recognized variable remuneration for the fiscal year of  2011

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	6,58	10,92	2,92	20,42
Bonus (“Variable Remuneration”)
Minimum value established in the plan	0,00	1,00	0,00	1,00
Maximum value established in the plan	0,00	9.755.302,50	0,00	9.755.302,50
Target	0,00	7.295.500,00	0,00	7.295.500,00
Value recognized in the income	0,00	8.001.842,44	0,00	8.001.842,44
Profit sharing
Minimum value established in the plan	0,00	0,00	0,00	0,00
Maximum value established in the plan	0,00	0,00	0,00	0,00
Target (policy)	0,00	0,00	0,00	0,00
Amount actually paid	0,00	0,00	0,00	0,00

As previously mentioned, there is no variable remuneration for the members of the Board of Directors and Fiscal Council.

Recognized variable remuneration for the fiscal year of 2012

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	7,00	11,08	3,00	21,08
Bonus (“Variable Remuneration”)
Minimum value established in the plan	0,00	1,00	0,00	1,00
Maximum value established in the plan	0,00	7.752.609,84	0,00	7.752.609,84
Target	0,00	5.262.877,46	0,00	5.262.877,46
Value recognized in the income	0,00	12.173.316,85	0,00	12.173.316,85
Profit sharing
Minimum value established in the plan	0,00	0,00	0,00	0,00
Maximum value established in the plan	0,00	0,00	0,00	0,00
Target (policy)	0,00	0,00	0,00	0,00
Amount actually paid	0,00	0,00	0,00	0,00

As previously mentioned, there is no variable remuneration for the members of the Board of Directors and Fiscal Council.

Recognized variable remuneration for the fiscal year of 2013

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	7,00	11,08	3,00	21,08
Bonus (“Variable Remuneration”)
Minimum value established in the plan	0,00	1,00	0,00	1,00
Maximum value established in the plan	0,00	13.106.036,05	0,00	13.106.036,05
Target	0,00	9.440.333,51	0,00	9.440.333,51
Value recognized in the income	0,00	16.903.723,23	0,00	16.903.723,23
Profit sharing
Minimum value established in the plan	0,00	0,00	0,00	0,00
Maximum value established in the plan	0,00	0,00	0,00	0,00
Target (policy)	0,00	0,00	0,00	0,00
Amount actually paid	0,00	0,00	0,00	0,00

As previously mentioned, there is no variable remuneration for the members of the Board of Directors and Fiscal Council.

Variable remuneration forecast for the fiscal year of 2014

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8,00	11,00	3,00	22,00
Bonus (“Variable Remuneration”)
Minimum value established in the plan	0,00	1,00	0,00	1,00
Maximum value established in the plan	0,00	30.122.008,21	0,00	30.122.008,21
Target	0,00	27.855.947,01	0,00	27.855.947,01
Value recognized in the income	0,00	0,00	0,00	0,00
Profit sharing
Minimum value established in the plan	0,00	0,00	0,00	0,00
Maximum value established in the plan	0,00	0,00	0,00	0,00
Target (policy)	0,00	0,00	0,00	0,00
Amount actually paid	0,00	0,00	0,00	0,00

As previously mentioned, there is no variable remuneration for the members of the Board of Directors and Fiscal Council.

13.4 Regarding the Board of Directors and Statutory Executive stock-based remuneration plan from the last fiscal year and to the foreseen for the current fiscal year, describe:

a) General terms and conditions

As previously mentioned, the Long-Term Incentive Plan for the Executive Board was approved by the Board of Directors on April 28, 2010. This plan is based on the granting of a financial reward for the achievement of its targets contracted in the exercise, based on the Company’s appreciation over the long term, referenced by the variation of the share price on the stock market. Every year, the Board of Directors, assisted by the People and Remuneration Committee, may create new grants of the plan (“programs”), defining the eligible executive officers, the number of options granted and the amounts involved. At each grant, the Board of Directors will establish a minimum appreciation target for the share. The share exercise value is based on the average price of the share on the stock market in the 3 months preceding the granting date. To exercise his/her options, the executive should respect a grace period of 3 years, during which he/she should remain in the Company, and if he/she decides for the exercise of the options, up to the maximum limit of 5 years from the grace period, he/she should formally request it to the Company, which will make the payment of the value due, in case the option has any value resulting from the target of minimum share appreciation established in the grant. In case of termination during this period, specific rules will apply to the options according to the situation, as described in item 13.4(n) below. After the grace period, the executive will have five additional years to exercise his/her options. All the options not exercised in this period will expire. The potential gain of the executive will be the difference between the average price of the share in the 3 months prior to the exercise date and the exercise value, multiplied by the number of options granted. The maximum reward is limited to two times the target reward, which is based on the Company’s remuneration strategy. It is worth noting that if the exercise price is not achieved on any of the dates of verification, any type of exercise with applicable options will not be maintained on that verification.

b) Main objectives of the plan

•              Attraction and retention of executives;

•              Alignment between the interests of executives and shareholders’ in the creation of value; and

•              Long-term vision.

c) How the plan contributes to these objectives:

The plan, approved by the Board of Directors, generates a potential of gain to the executive (reward target) based on the Company’s remuneration strategy of aligning total direct remuneration to the third quartile of the market (75 percentile, in the target 400 — for further infomation, see item 13.1(b) of this

Form). Accordingly, it makes total remuneration competitive to attract and retain talents.

In order to exercise his/her options the executive has to observe a 3-year grace period, during which he/she has to remain with the Company. In case of voluntary resignation, the executive may lose the right to the options still under the grace period. In this item the plan reflects its retention purpose.

The reward target (multiples of monthly fees) is converted into a number of options through the potential gain or fair value that represent them. To calculate the potential gain of these options (future spread) is defined an appreciation target of the share (and of the Company), which takes into account the forecast of growth of the business plan and the capital cost of the shareholder (Ke), defined by the Board of Directors. Accordingly, the participant of the plan only realizes a gain equivalent to the reward target (which is based on the market) if the Company obtains an appreciation in line with the shareholders’ expectations.

d.             How the plan is included in the issuer’s remuneration policy

The Plan is part of the total remuneration strategy with a relavant importance to its composition, generating the due focus of the executives on the Company’s long-term appreciation and, consequently, the creation of sustainable results.

e) How the plan aligns the interests of the management and of the issuer in the short, medium and Long-Term:

As mentioned in item 13.4.d above, the Plan approved by the Board of Directors has significant weight in the total remuneration strategy for the Company’s executive officers. Accordingly, the alignment and competitiveness of the executive’s total remuneration depend on potential gains of the Plan. In turn, they are subject to the achievement of the Company’s appreciation targets, defined by the Board of Directors and aligned to the shareholders’ expectations. The Company’s appreciation on the stock market, except for situations of market volatility, is subject to consistent and positive growth and operating results. Since the Plan proposed to the Board of Directors usually grants annual options, at market values, there is continuity in the focus on future appreciation of shares and, consequently, of the Company.

Accordingly, so as to keep the executive’s total remuneration competitive and aligned with the market, there should be generation of results and continuous appreciation of the Company.

f) Maximum number of shares covered

Not applicable, since the Long-Term Incentive Plan does not result in effective grant of shares or in the option to acquire them.

g) Maximum number of options to be granted

The maximum number of options to be granted will depend on the position of the executive. The program defines a maximum limit of 50% above the target achieved in relation to targets contracted. On December 31, 2013, the number of options approved by the Board of Directors was 607,399 options as shown below:

Number of options
Outstanding at the beginning of the year	607.399

Granted during the year	241.032

Canceled	(169.356)

Outstanding at the end of the year	679.075

h) Conditions for the acquisition of shares

Under the concept adopted in the Plan approved by the Board of Directors there is no effective acquisition of shares or the grant of option to acquire them. However, the participant should observe a grace period of 3 years, from the right granting date to determine any gain. The potential gain of the executive will be the difference between the average price of the share in the 3 months prior to the exercise date and the exercise value, multiplied by the number of options granted.

i) Criteria to set forth the acquisition or exercise price

Under the concept adopted in the Plan approved by the Board of Directors there is no acquisition of shares or option to acquire them. However, the exercise value (base) of the option is based on average share price in the six months prior to the grant, updated by inflation.

j) Criteria to set the exercise term

In the Plan approved by the Board of Directors, the criterion for definition of the exercise period consists in the following:

•              A 3-year grace period, during which the executive has to remain with the Company.  Exceptionally, in the first grant of the Plan approved by the Board of Directors, on April 28, 2010, known as 2009 program, early exercises of 33% of the options were allowed at each anniversary of the granting date. It is worth noting that this flow of payment resulted from a study prepared by a consulting firm specialized in remuneration so as to ensure the maximum use of the purposes under such program, namely: long-term performance incentive, retention of outstanding executives.

•              A maximum exercise period (validity of the option) of 8 years from the granting date.

k.             Method of liquidation

In the exercise period, the executive may, in the established terms, exercise his/her options and, upon their exercise, he/she will receive long-term remuneration in cash, and not in shares. The potential gain of the executive will be the difference between the average price of the share in the 3 months prior to the exercise date and the exercise value, multiplied by the number of options granted.

l) Restrictions to the transfer of shares

Not applicable, since the Long-Term Incentive Plan does not result in effective grant of shares or in the option to acquire them.

m) Criteria and events that, when verified, may results in the suspension, alteration or extinction of the plan

Not addressed in the Plan approved by the Board of Directors. In case of termination, specific rules will be applied to the options according to the situation. For further details, see item 13.4.n below, of this Reference Form.

n.             Effects in connection with the removal of the director from the bodies of the issuer as regards to the rights set forth in the Stock-based compensation

The policy approved by the Board of Directors provides for the following effects:

Event	Unvested options	Vested options
Voluntary resignation	Options are canceled	Participant shall exercise its pending options in up to 30 days after the withdrawal

Dismissal with cause	Options are canceled	Options are canceled

Dismissal without cause	Options will be anticipated proportionally to the time worked during the program’s	Participant shall exercise its pending options in up to 30 days after the

	period of validity (5 years)	withdrawal

Death, Retirement or permanent disability	Grace period will be anticipated for all options	Grace period will be anticipated for all options

Nota

As already mentioned in prior notes, it is important to stress that in the Long-Term Incentive Plan, the Company’s remuneration plan is based only on the value of shares, with no effective granting of stock options, since the options mentioned in the Plan constitute mere reference to calculate the remuneration, which is paid in cash.

13.5.       Report the number of shares or membership interest (quotas) held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, by members of the Board of Directors, of the Board of Statutory Executive Officers or of the Audit Board, grouped by entity, on the closing date of the last fiscal year:

FIBRIA CELULOSE S.A.

Body	Security	Amount

Board of Directors	Common shares	5.814

Board of executive officers	Common shares	7.000

Fiscal Council	Common shares	14

The members of the Board of Directors, Executive Board or the Company’s Fiscal Council do not hold securities issued by direct or indirect controlling shareholders of the Company, subsidiaries of the Company or companies under common control.

13.6.       Regarding the remuneration based on shares recognized in the result of the last 3 fiscal years and that foreseen for the current fiscal year, of the Board of Directors and of the Statutory Board of Executive Officers, prepare a table with the following content:

a.                                      body

b.                                      number of members

c.                                       in regard to the grant of Stock Options:

Granting date

Number of options granted

Term for the options to become exercisable

ii. maximum period for exercise of the options

iii. period of restriction to the transfer of the Shares

vi.                                   Average weighted price of exercise of each of the following groups of options:

•                                            outstanding at the beginning of the fiscal year

Lost during the fiscal year

Exercised during the fiscal year

Expired during the fiscal year

d.                                      fair value of the options on the granting date

e.                                       potential dilution in case of exercise of all options granted

Year	2011
Body	Statutory Executive Board
Number of members	6
Regarding each Stock Options granting:
i. Granting date	None
ii. Number of options granted	N/A
iii. Term for the options to become exercisable	N/A
iv. maximum period for exercise of the options	N/A
v. period of restriction to the transfer of the Shares	N/A
vi. Weighted average exercise price of each one from the following options group:
(a) Outstanding at the beginning of the fiscal year	N/A
(b) Lost during fiscal year	N/A
(c) Exercised during the fiscal year	N/A
(d)Expired during the fiscal year	N/A
Fair value of the options on the granting date	N/A
Potential dilution in case of exercise of all options granted	N/A

Year	2012
Body	Statutory Executive Board
Number of members	6
Regarding each Stock Options granting:
i. Granting date	Up to 31/12/2012
ii. Number of options granted	607.399
iii. Term for the options to become exercisable	3 years
iv. maximum period for exercise of the options	8 years
v. period of restriction to the transfer of the Shares	N/A
vi. Weighted average exercise price of each one from the following options group:	R$21,57
(a) Outstanding at the beginning of the fiscal year	R$14,09
(b) Lost during fiscal year	N/A
(c) Exercised during the fiscal year	N/A
(d)Expired during the fiscal year	N/A
Fair value of the options on the granting date	R$1,82/option
Potential dilution in case of exercise of all options granted	N/A

Year	2013
Body	Statutory Executive Board
Number of members	6
Regarding each Stock Options granting:
i. Granting date	28/02/2013 e 09/06/2013
ii. Number of options granted	241.032
iii. Term for the options to become exercisable	3 years
iv. maximum period for exercise of the options	8 years
v. period of restriction to the transfer of the Shares	N/A
vi. Weighted average exercise price of each one from the following options group:	R$19,55
(a) Outstanding at the beginning of the fiscal year	R$20,37
(b) Lost during fiscal year	N/A
(c) Exercised during the fiscal year	N/A
(d)Expired during the fiscal year	N/A
Fair value of the options on the granting date	R$5,19/option
Potential dilution in case of exercise of all options granted	N/A

Year	2014 (Forecast)
Body	Statutory Executive Board
Number of members	—
Regarding each Stock Options granting:
i. Granting date	—
ii. Number of options granted	—
iii. Term for the options to become exercisable	—
iv. maximum period for exercise of the options	—
v. period of restriction to the transfer of the Shares	—
vi. Weighted average exercise price of each one from the following options group:	—
(a) Outstanding at the beginning of the fiscal year	—
(b) Lost during fiscal year	—
(c) Exercised during the fiscal year	—
(d)Expired during the fiscal year	—
Fair value of the options on the granting date	—
Potential dilution in case of exercise of all options granted	—

Notes:

For the Board of Directors, this item does not apply, since it is not entitled to the Stock-based compensation. It is worth stressing that in the Long-Term Incentive Plan, the Company’s remuneration plan referenced to the value of shares, the payment is in cash, not in shares. It is also important to mention that the Long-Term Incentive Plan does not result in effective granting of shares, so that the option grants under this plan serve as mere reference for the calculation of remuneration, which is paid in cash.  There is no forecast of granting of stock option for the year 2014.

13.7.                     In relation to outstanding options of the Board of Directors and of the Statutory Board of Executive Officers at the end of the last fiscal year, prepare a table with the following content:

a.                                      Body

b.                                      number of members

c.                                       In relation to options still not exercisable

i. number

ii. date on which they will become exercisable

iii. maximum period for exercise of the options

iv. period of restriction to the transfer of the Shares

v. average weighted price of the exercise

vi. Fair price of the options on the last day of the fiscal year

In relation to options exercisable

i. number

ii. maximum period for exercise of the options

iii. period of restriction to the transfer of shares

iv. average weighted price of the exercise

v. fair price of the options on the last day of the fiscal year

vi. fair value of the total of the options on the last day of the fiscal year

Statutory Executive Board

Body	Statutory Executive Board
Number of members	6
In relation to options still not exercisable
i. number	587.412
ii. date on which they will become exercisable	31/12/2014, 15 e 16
iii. maximum period for exercise of the options	31/12/2018, 19 e 20
iv. period of restriction to the transfer of the Shares	N/A
v. average weighted price of the exercise	R$18,30
vi. Fair price of the options on the last day of the fiscal year	R$5.226.082,62
In relation to options exercisable
i. number	91.664
ii. maximum period for exercise of the options	31/12/2016 e 31/12/2017
iii. Period of restriction to the transfer of the shares	N/A
iv. average weighted price of the exercise	R$27,55
v. fair price of the options on the last day of the fiscal year	R$670.063,54
vi. Total Fair price of the options on the last day of the fiscal year	R$5.896.146,15

Note

For the Board of Directors, this item does not apply, since it is not entitled to the Stock-based compensation. It is worth stressing that in the Long-Term Incentive Plan — the Company’s remuneration plan based on the value of shares - there is no effective granting of options, and the options mentioned in the Plan constitute mere reference for the calculation of remuneration, which is paid in cash.

13.8.                     In relation to options exercised and shares delivered relating to the stock-based remuneration of the Board of Directors and of the Statutory Board of Executive Officers , in the last 3 fiscal years, prepare a table with the following content :

a.                                      body

b.                                      number of members

c.                                       in relation to options exercised, inform:

i Number of Shares

ii. average weighted price of the exercise

iii. total amount of the difference between the amount of the exercise and the market value of the shares relating to the options exercised

d.                                      regarding the options delivered, inform:

i. Number of Shares

ii. Acquisition average weighted price

iii. total amount of the difference between the value of acquisition and the market value of the shares acquired

Not applicable, since in the Long-Term Incentive Plan - the Company’s remuneration plan based on the value of shares - there is no effective granting of options and shares, which constitute mere reference for the calculation of remuneration, which is paid in cash

Additionally, there was no exercise of options since the year 2009 up to the date of this Reference Form.

13.9.                     Summary information required for a clear understanding of the data provided under paragraphs 13.6 to 13.8, such as an explanation of the method for pricing the shares and options:

a) Pricing model

For pricing the options granted to its directors under its Long-Term Incentive Plan, the Company uses the pricing model based on vertices known as “Trinomial Trees”, which is largely used in computing finance. This model establishes the scenarios of hypothetical future prices for the behavior of the average share price on specific dates (“vertices” or “nodes”), up to the option expiry date, thereby forming a “tree” of possibilities for the option exercise price.

For each of these “nodes”, incorporating the specific conditions of the instrument, the prices of the option are calculated in the final vertices, and these prices, under each scenario, are brought to present value, according to free-risk yield curve. This discount to present value reflects the possibilities that the directors might exercise or not the options for each of the existing nodes.

The presence of a Vesting Period, the fact that the option can be exercised at any time after the Vesting Period and the need for a term structure, for risk-free interest rates and long-term volatility, are some of the reasons that make the pricing by “trees” the preferred model over less flexible models, such as the Black-Scholes model, for example.

It is important to note that the first grant of options of the long-term incentive program at Fibria refers to the financial year of 2009 and was approved by the Board of Directors on August 25, 2010.

b) Information and applied assumptions used in the pricing model, including the average weighted price of the shares, exercise price, estimated volatility, option useful life, estimated dividends and risk-free interest rate

Even though the Company uses the variation of stock price as a mere reference to calculate the option grants, when using the tree model, the Company should use the following variables:

•                  Underlying Asset: Average Price (weighted average) of the closing share prices over the last 3 months:

•                  FIBR3 (for periods after 11/17//2009);

•                  Option’s expiry date: 5 years after the vesting date.

•                  Vesting:

•                  For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, on a monthly basis.

•                  For subsequent grants: Possible exercise as from 36 months only, at each month.

•                  Volatility: See item 13.9.d below.

•                  Exercise price: R$27.55, which is defined by the board of shareholders and which reflects the company’s share appreciation target in relation to the targets (2009 and 2010 grants).

•                  Risk-Free Interest Rate: Prefixed Local Interest Rate Curve without cash (Pre/DI) valid for the last date with adjustments available on the DI Futures of BM&FBovespa.

•                  Dividend Yield: Dividends expected for each share / share price. It is considered the history of the last 3 years of payments of dividends for the calculation.

c) Method adopted and assumptions assumed to consider the estimated advanced effects for the year

Because the method used is the Trinomial Trees, the conditions for early exercise are included in the own construction of the model tree and reflected in the price of the instrument, not being therefore any mandatory adaptation if closed formulas had been used.

d) Determination of the estimated volatility

To determine the expected volatility, the Company uses the historical volatility of the paper. Therefore, three-year data related to FIBR3 shares are used, by calculating the average 3-month volatility.

As the underlying asset is not the share itself, but its 3-month average, the average volatility always tends to be lower than the asset volatility due to the smoothness caused by the averages.

One of the ways to avoid this type of distortion is to calculate the average price volatility or to make corrections in the first and second moments (M1 and M2) of the asset price (Turnbull and Wakenmann’s formula).

It is assumed that the series of share prices is usually distributed according to Jarque-Bera and Kolmogorov-Smirnov hypothesis tests of daily return data of the share on the 3 month-series, at 5% significance.

It is assumed that the series of share prices showed absence of serial correlation of the residues of daily returns at 5% significance, according to  Durbin Watson test on the 3-month series.

It is worth noting that significant future events expected by the Company require discretionary corrections in the volatility used. These events are not necessarily reflected in the behavior of historical prices. Even though this case has not yet happened to the share resulted from the process of merger of Aracruz by the then VCP - FIBR3 share, the Company is aware of the fact that, in such hypotheses, it should make ad-hoc adjustments in the volatility used.

The historical volatility is then extrapolated for the total period of existence of the option and is used in the model. In low volatility market periods, verifications should be made concerning the convenience of maintaining the current volatility, considering that this condition will last until the option’s expiry date.

e) If some other feature of the option was incorporated into the measurement of its fair price:

After the vesting period, the option may be only exercised in specific periods (one week of each month), and not in any other day within the period. This correction was included in the own construction of the tree.

13.10 In relation to the pension plans in force granted to the members of the Board of Directors and to the Statutory Officers, supply the following information in the form of a table:

a.                                      body

b.                                      number of members

c.                                       name of the plan

d.                                      number of managers who are eligible to retire

e.                                       conditions for early retirement

f.                                        updated amount of the accumulated contributions in the pension plan up to the ending of the last fiscal year, deducting the portion relating to the contributions made directly by the managers

g.                                      total accumulated amount of the contributions made during the last fiscal year, deducting the portion relating to the contributions made directly by the managers;

h.                                      if there is the possibility of anticipated redemption and what the conditions are

In 2013, the contributions by the sponsors Fibria and Portocel were made only to Funsejem — Fundação Senador José Ermírio de Moraes. As to Veracel, the contributions by the sponsor were made to HSBC.

Fibria and Portocel

Body	Board of Executive Officers
Number of members	7 (1)
Name of the plan	Votorantim Prev
Number of managers who are eligible to retire	0
Conditions for early retirement	Note (3)
updated amount of the contributions accumulated in the welfare plan until the end of the past fiscal year, less the portion of contributions made directly by the managers	2.866.941,62
total accumulated amount of contributions made during the past fiscal year, less the portion of contributions made directly by the managers.	335.337,40 (2)
if accelerated redemption is allowed and what are the conditions	No

Legend:

(1)         The number of members of this table refers to the number of directors who were in full exercise of their mandates on December 31 of the year of reference.

(2)         The contributions mentioned refer to directors and their balances on December 31, 2013. If i) the directors withdraw from the Plan when leaving the Company, or ii) upon retirement, or also iii) if they are removed from the Body and, accordingly, they were not directors of the Company on December 31, 2013, the balance herein reported does not include the members of the Board of Directors and Fiscal Council.

(3)         Note

Conditions for early retirement:

1.              55 years old;

2.              10 years of continuous employment at Votorantim companies;

3.              Rescission of relationship with the sponsor.

Veracel

Body	Board of Executive Officers
Number of members	3 (1)
Name of the plan	Vera Prev at
Number of managers who are eligible to retire	1
Conditions for early retirement	GRADE 3
Updated amount of the contributions accumulated in the welfare plan until the end of the past fiscal year, less the portion of contributions made directly by the managers	4.203.436,02
Total accumulated amount of contributions made during the past fiscal year, less the portion of contributions made directly by the managers.	190.731,16 (2)
If accelerated redemption is allowed and what are the conditions	No

Legend:

(1)         The number of members of this table refers to the number of directors who were in full exercise of their mandates on December 31 of the year of reference.

(2)         The contributions mentioned refer to directors and their balances on December 31, 2013. If i) the directors withdraw from the Plan when leaving the Company, or ii) upon retirement, or also iii) if they are removed from the Body and, accordingly, they were not directors of the Company on December 31, 2013, the balance herein reported does not include the members of the Board of Directors and Fiscal Council.

(3)         Note

Conditions for early retirement:

(1)         55 years old;

(2)         5 years linked to ARUS;

(3)         Rescission of relationship with the sponsor.

13.11. In the form of a table, indicate, for the last 3 fiscal years, in relation to the Board of Directors, to the Statutory Board of Executive Officers and to the Audit Board:

a.                                      body

b.                                      number of members

c.                                       Highest value of the individual remuneration

d.                                      Lowest value of the individual remuneration

e.                                       average value of the individual remuneration

The information addressed in this item is no longer disclosed in view of the sentence given by the Judge of the 5th Federal Court, Judiciary Section of Rio de Janeiro, on May 17, 2013, in case No. 2010.5101002888-5 which was filed by Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Financial Executives or IBEF), Rio de Janeiro, an institution of which part of the executives of the Company is a member, which judged the claim with grounds, establishing that the Brazilian Securities Commission — CVM should refrain from implementing the requirement contained in sub-item 13.11 of Attachment 24 of CVM Instruction 480, as well as from applying any penalty related to the noncompliance with said requirement to the members of IBEF and to the companies to which they are related.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms of remuneration or indemnity to the managers in the event of dismissal from the position or of retirement, indicating what the financial consequences are for the issuer:

There are no directors or members of committees eligible to this type of indemnity on the date of this Reference Form.

13.13. In relation to the last 3 fiscal years, indicate the percentage of the total remuneration of each entity recognized in the result of the issuer referring to the members of the Board of Directors, of the Statutory Board of Executive Officers or of the Audit Board who are parties related to the direct or indirect controlling shareholders, as defined by the accounting rules that deal with this matter:

The members who currently compose, and who composed in the last 3 fiscal years, the Company’s Executive Board and Fiscal Council are not related parties to the direct or indirect controlling shareholders of Fibria.

In regard to the Board of Directors of Fibria, all the members appointed by the shareholder BNDES Participações S.A., signors of the Shareholders’ Agreement, have waived their right to remuneration for exercise of the position. As mentioned in item 13.1.b.i of this Reference Form, the members of the Board of Directors appointed by Votorantim Industrial S.A. (“VID”), signors of the Shareholders’ Agreement, who have also waived their right to remuneration for exercise of the position, started to receive it on May 2013.

Accordingly, in regard to the last 2 fiscal years, it was not recognized in the  Company’s result any remuneration attributed to members of the Board of Directors, Executive Board or Fiscal Council who are related parties to their direct or indirect controlling shareholders.

Body	2011	2012	2013
Board of Directors	0%	0%	28.07%
Statutory Executive Board	0%	0%	0%
Fiscal Council	0%	0%	0%

13.14. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of the issuer as remuneration of members of the Board of Directors, of the Statutory Board of Executive Officers or of the Audit Board, grouped by entity, for any reason other than the function they occupy, such as, for example, commissions and consultation services or advisement given.

R$

	2011	2012	2013
Board of Directors	120.000,00	165.000,00	292.000,00
Statutory Executive Board	—	—	—
Fiscal Council	—	—	—

13.15. In relation to the last 3 fiscal years, indicate the amounts recognized in the result of direct or indirect controlling shareholders, of companies under common control and of controlled companies of the issuer, such as remuneration of members of the Board of Directors, of the Statutory Board of Executive Officers or of the Audit Board of the issuer, grouped by entity, specifying under what title such amounts were attributed to such individuals.

Year 2013 — remuneration received for exercise of the position of the issuer	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	0.00	0,00	N/A	0,00
Companies under common control	N/A	N/A	N/A	—

Year 2013 — other remunerations received	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	N/A	N/A	N/A	—
Companies under common control	N/A	N/A	N/A	—

Year 2012 — remuneration received for exercise of the position of the issuer	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	0.00	0,00	N/A	0,00
Companies under common control	N/A	N/A	N/A	—

Year 2012 — other remunerations received	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	N/A	N/A	N/A	—
Companies under common control	N/A	N/A	N/A	—

Year 2011 — remuneration received for exercise of the position of the issuer	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	7.000,00	9.000,00	N/A	16.000,00
Companies under common control	N/A	N/A	N/A	—

Year de 2011 — other remunerations received	R$ thousand

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Direct and indirect controlling shareholders	N/A	N/A	N/A	—
Issuer’s subsidiaries	N/A	N/A	N/A	—
Companies under common control	N/A	N/A	N/A	—

13.16.              Supply other information that the issuer deems relevant

The Company discloses below summary table with the annual consolidated amount, segregated by Body, showing (i) the values approved at the Annual Shareholders’ Meeting held in 2013 and (ii) the values realized, as disclosed in the Company’s financial statements for the fiscal year ended December 31, 2013:

(In R$ thousand)

For the year ended December 31, 2013

Body	AGO	Realized
Board of Directors	2.782.296,00	3.605.577,73
Statutory Executive Board	36.144.118,00	33.299.222,07
Fiscal Council	389.404,71	424.186,64
Total	39.315.818,71	37.328.986,44

Notes:

(i) All the values above informed in the fields “AGO” and “Realized” include all the benefits related to Technical Pronouncement CPC 05 R1.

(ii) The values approved at the AGO were calculated based on the variable remuneration targets, taking into account, on a conservative basis, the maximum limits defined in the internal variable remuneration policy. The values realized over the year ended December 31, 2013 were lower than the maximum limit provided for in the policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO